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As filed with the Securities and Exchange Commission on March 1, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIVE STAR QUALITY CARE, INC.
(Exact name of registrant as specified in its charter)

Maryland	8051	04-3516029
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Evrett W. Benton, President
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387
(Name, address, including zip code, telephone number, including area code, of agent for service)

Copy to:

William J. Curry, Esq. Sullivan & Worcester LLP One Post Office Square Boston, Massachusetts 02109 (617) 338-2800	Frederick W. Kanner, Esq. Glenn R. Pollner, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Common Stock, $.01 par value	3,450,000(1)	$8.38	$28,911,000	$2,660

(1)
Includes 450,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low prices of the Registrant's common stock on February 25, 2002, as reported by the American Stock Exchange.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS	Subject to completion	March [ ], 2002

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

3,000,000 Shares

Common Stock

We are selling all of the 3,000,000 shares of common stock offered in this prospectus.

Our common shares are traded on the American Stock Exchange, under the symbol "FVE". On February 28, 2002, the last reported sale price of our common shares on the American Stock Exchange was $8.29 per share.

Investment in our shares involves a high degree of risk. You should read carefully this entire prospectus, including the section entitled "Risk factors" that begins on page 5 of this prospectus, which describes the material risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase from us up to an additional 450,000 shares, at the public offering price less the underwriting discount, to cover over-allotments, if any, within 30 days from the date of this prospectus.

The underwriters are offering our shares as described in "Underwriting". Delivery of the shares will be made on or about March     , 2002.

UBS Warburg
Jefferies & Company, Inc.
Wachovia Securities

Current Properties

Leisure Park
Lakewood, NJ
416 Units

Knightsbridge
Columbus, OH
315 Units

Memorial Woods
Houston, TX
415 Units

Forum at Tucson
Tucson, AZ
326 Units

La Villa Grande
Grand Junction, CO
95 Units

La Mesa Healthcare Center
Yuma, AZ
125 Units

Gretna Care Center
Gretna, NE
63 Units

Woodland Healthcare Center
Brookfield, WI
226 Units

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the cover. Changes may occur after that date and we may not update this information except as required by applicable law.

TABLE OF CONTENTS

Prospectus summary	1
The offering	3
Summary historical and pro forma financial data	4
Risk factors	5
Forward-looking statements	11
Use of proceeds	12
Market price of common shares	12
Dividend policy	12
Capitalization	13
Dilution	13
Selected financial data	14
Management's discussion and analysis of financial condition and results of operations	15
Business	21
Management	41
Principal shareholders	48
Certain relationships	49
Federal income tax considerations for non-U.S. persons	50
Shares eligible for future sale	53
Description of capital stock	54
Material provisions of Maryland law, our charter and bylaws	55
Underwriting	63
Legal matters	64
Experts	65
Where you can find more information	65
Index to financial statements	F-1

References in this prospectus to "we", "us", "our", the "Company" or "Five Star" mean Five Star Quality Care, Inc. and its subsidiaries. In presenting "as adjusted" information in this prospectus, we have assumed that this offering has been completed and that we have applied the net proceeds as described in this prospectus. References in this prospectus to "Marriott" mean Marriott Senior Living Services, Inc., a subsidiary of Marriott International, Inc.

i

Prospectus summary

The following summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our common shares. You should read the entire prospectus carefully including "Risk factors" and the financial statements and related notes before making an investment decision.

OUR COMPANY

We operate independent living and congregate care communities, assisted living facilities and nursing homes. We were formed in 2000 as a subsidiary of Senior Housing Properties Trust, a publicly traded real estate investment trust, or REIT, with $1.2 billion of assets. On December 31, 2001, Senior Housing distributed substantially all of our common shares to its shareholders in a spin-off transaction and we became a separate publicly traded company. We currently operate 87 senior living facilities, all of which we lease from Senior Housing. Marriott manages 31 of these facilities for us. We recently agreed to acquire five additional senior living communities for $45.5 million. We intend to use substantially all of the proceeds from this offering to partially fund this acquisition. The following chart summarizes our operations for 2001, on a pro forma basis as if we had conducted our current operations, and had completed our pending acquisition, as of the beginning of that year:

Facilities		Living Units		Other Data

Indep. liv. apts. and mixed communities	30	Indep. liv. apts.	4,591	Revenues:	$521 million
Asst. liv. facilities	8	Asst. living suites	1,939	-from residents' private resources	60%
Nursing homes	54	Spec. care beds	294	-from Medicare / Medicaid	40%
Total:	92	Nursing beds	6,578	Occupancy at 12/31/01	90%
		Total:	13,402	Locations	22 states

THE MARKET OPPORTUNITY

We believe significant opportunities exist for us to expand because of current conditions in the senior living industry, including:

A large number of senior living facilities are for sale.    As a result of excessive development of senior living facilities in the 1990s, many operators experienced lower than expected occupancy. Newly developed facilities attracted residents from established facilities. These factors resulted in increased financial pressure on operators who had incurred significant debts to finance their growth. Further, significant Medicare rate reductions forced many nursing homes into bankruptcy. These factors have caused many operators to offer facilities for sale or to seek to exit the industry.

The senior living business is improving.    New development of senior living facilities has been curtailed and many outdated facilities have closed. At the same time, the U.S. population continues to age. These factors have created increased occupancy at many existing senior living facilities. Labor is a major cost at senior living facilities and the current economic slow-down has lessened wage pressures. Also, nursing homes are adjusting their operations to new payment levels.

Many of our competitors are financially weak.    As a result of financial difficulties resulting from the factors described above, many of our competitors have recently been focused more upon reorganizing their debt than upon growth. Many senior living companies started in the 1990s have experienced failed business plans and have had difficulty attracting new capital. Some of our competitors cannot access growth capital because they are in or have recently emerged from bankruptcy and are now controlled by their former creditors.

OUR GROWTH STRATEGY

Our growth strategy is to acquire facilities that provide high quality services to residents who pay with private resources. In January 2002, we leased 31 senior living communities from Senior Housing. Approximately 88% of the revenues from these communities is paid by residents from their private resources. At the five communities we have agreed to acquire, all of the revenues are paid by residents from private resources. Our nursing homes derive a majority of their revenue from Medicare and Medicaid. In the future we may decide to expand our nursing home operations; however, if we do so, we expect to price such acquisitions at levels which take account of the increased risks associated with Medicare and Medicaid revenues.

Our senior management team has significant experience in the senior living industry. Although we have substantial lease obligations, we currently have zero debt. We believe our relationship with our former parent company, Senior Housing, may provide us with capital to finance some acquisitions. We believe that this combination of our experienced management, our financial position and our relationship with Senior Housing will enable us to expand our operations and compete successfully in the senior living industry.

OUR HISTORY

We were formed in 2000 as a subsidiary of Senior Housing. In July 2000, Senior Housing repossessed senior living properties from former tenants and we began to operate those facilities. Between July 2000 and December 2001, we closed unprofitable facilities and stabilized operations of other facilities. At year end 2001, substantially all of our shares were distributed to Senior Housing shareholders and we became a separate company listed on the American Stock Exchange.

At the time of our spin-off we leased 56 senior living facilities which we formerly operated for Senior Housing, consisting of 54 nursing homes and two assisted living communities with 5,211 living units. Our 2001 pro forma revenues from these facilities are $227 million, and our rent is $7 million annually.

In January 2002, we leased 31 up-market retirement communities with 7,487 living units, a majority of which are independent living apartments. These communities are managed by Marriott. Our pro forma 2001 revenues from these facilities are $277 million, and our rent is $63 million annually plus a percentage of gross revenues which is escrowed as a capital expenditure reserve.

In January 2002, we agreed to acquire five senior living communities for $45.5 million. These five communities are located in five states and contain 704 living units, including 531 independent living apartments and 173 assisted living suites. These communities are 88% occupied and 100% of their revenues are paid from residents' private resources. We expect to finance this acquisition with the proceeds of this offering and our cash on hand. Before or after this acquisition is closed, we may enter a financing transaction for some or all of these properties. We expect this acquisition will be completed in April 2002, but there is no assurance that it will close. The closing of this acquisition is subject to completion of various state licensing matters and other customary closing conditions. This offering is not contingent upon our closing this acquisition.

The offering

Common stock being offered	3,000,000 shares
Common stock to be outstanding after the offering	7,624,333 shares
Use of proceeds	The net proceeds to us from this offering will be $23.4 million, assuming a public offering price of $8.29 per share. We intend to use these net proceeds for our pending acquisition. If this acquisition does not occur, we will use these proceeds for general business purposes, possibly including other acquisitions which have not yet been identified.
American Stock Exchange symbol	FVE
Risk factors	An investment in our common shares involves significant risks. Before making an investment in our common shares, you should carefully review the information under the caption "Risk factors".

The number of shares to be outstanding after the offering is based on 4,624,333 shares outstanding on February 28, 2002. If the underwriters exercise their over-allotment option in full, we will issue an additional 450,000 shares.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters.

We are a Maryland corporation. Our principal place of business is 400 Centre Street, Newton, Massachusetts 02458, and our telephone number is (617) 796-8387.

Summary historical and pro forma financial data

The following summary financial data has been derived from the financial statements included elsewhere in this prospectus, and shows, for the period or date presented, our summary historical and pro forma income statement and balance sheet data, giving effect to this offering and the transactions which have occurred and transactions that we expect to occur as described in detail in the footnotes to our pro forma financial statements included elsewhere in this prospectus. As discussed under "Risk factors" and "Management's discussion and analysis of financial condition and results of operations", we are a relatively new company and our historical financial information is not reflective of our current operations. Accordingly, you should not place undue reliance on our historical financial information. In addition, pro forma financial information may not be reflective of what our financial results or financial position would have been had these transactions been consummated as of the dates indicated in our pro forma financial statements.

	Year Ended December 31, 2001
Statement of operations data	Historical	After giving pro forma effect to the spin off, the FSQ merger and the lease of 31 Marriott communities	As adjusted for this offering and after giving pro forma effect to the spin off, the FSQ merger and the lease of 31 Marriott communities	As adjusted for this offering and after giving pro forma effect to the spin off, the FSQ merger, the lease of 31 Marriott communities and the pending acquisition

	($ in thousands, except per share data)
Revenues	$229,235	$506,734	$506,734	$520,951

Expenses:
Property operating expenses	211,850	396,892	396,892	405,397
Rent	—	77,354	77,354	77,354
Depreciation and amortization	1,274	406	406	1,441
Interest, net	(43)	—	—	—
General and administrative	15,627	32,137	32,137	32,222

Total expenses	228,708	506,789	506,789	516,414

Income before income taxes	527	(55)	(55)	4,537
Provision for income taxes	—	(20)	(20)	1,587

Net income	$527	$(35)	$(35)	$2,950

Net income per share	$0.12	$(0.01)	$0.00	$0.39
Weighted average shares	4,374	4,624	7,624	7,624
Other data:
Occupancy	88%	90%	90%	90%
Total units	5,211	12,698	12,698	13,402
Private pay % of revenues	24%	59%	59%	60%
EBITDA (1)	1,758	351	351	5,978
Balance sheet data	At December 31, 2001

	($ in thousands)
Cash and cash equivalents	$24,943	$30,608	$53,986	$7,986
Total assets	68,043	81,297	104,675	104,675
Total debt	—	—	—	—
Total liabilities	17,810	32,018	32,018	32,018

Shareholders' equity	$50,233	$49,279	$72,657	$72,657

(1)
EBITDA consists of earnings before interest, taxes, depreciation and amortization. We consider EBITDA to be an indicative measure of our operating performance. EBITDA is also useful in measuring our ability to service debt, fund capital expenditures and expand our business. Furthermore, we believe that EBITDA is a meaningful disclosure that will help shareholders and the investment community to understand better our financial performance, including comparing our performance to other companies. However, EBITDA as presented may not be comparable to amounts calculated by other companies. This information should not be considered as an alternative to net income, operating profit, cash from operations, or any other operating or liquidity performance measure prescribed by accounting principles generally accepted in the United States. Cash expenditures for various long term assets, interest expense and income taxes have been or will be incurred which are not reflected in EBITDA.

Risk factors

Investing in our common shares entails significant risk. You should carefully consider the risks and uncertainties described below and elsewhere in this prospectus before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks or uncertainties actually occur, our business could be adversely affected. In this event, the trading price of our common shares could decline and you could lose part or all of your investment.

We have a short operating history.

We are a recently formed company, have a limited operating history, limited historical financial data, and we have operated as an independent public company only since December 31, 2001. Accordingly, we may be unable to execute our business plans effectively. Also, you should not place undue reliance on our historical financial information.

We cannot predict the trading market of our common shares.

Although a trading market exists for our common shares on the American Stock Exchange, our shares recently began trading. We are selling 3,000,000 common shares, assuming the underwriters do not exercise their over-allotment option, which equals 65% of our outstanding common shares before the offering. We can make no prediction as to the effect, if any, that market sales of our common shares or the availability of common shares for sale will have on liquidity, or your ability to readily buy or sell our common shares without adversely affecting the market price, or on the market prices prevailing from time to time. Sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the liquidity of the market for our common shares and their price. The liquidity of the market and price of our common shares may be also adversely affected by changes in our financial performance or prospects, or in the prospects for companies in our industry generally.

Our operating margins are narrow and a small percentage decline in our revenues or increase in our expenses can have a large percentage impact upon our profits.

Our pro forma operating revenues for 2001 are $507 million, and our pro forma loss before income taxes for 2001 is $55,000. Assuming the pending acquisition is completed, our pro forma operating revenues for 2001 are $521 million, and our pro forma income before income taxes is $4.5 million. A small percentage decline in our revenues or increase in our expenses might have a dramatic negative impact upon our income, may produce losses or may produce a need for additional capital which may not be available on acceptable terms or at all.

Our pending purchase of five senior living communities may not be completed.

We have agreed to purchase five senior living communities with 704 living units for $45.5 million. We intend to use the proceeds of this offering to partially fund this purchase. This purchase is subject to licensing and other customary conditions. Although we expect to complete this purchase during April 2002 it may not occur by then if at all. If this purchase does not occur, we intend to use the proceeds of this offering for our general business purposes including possibly other acquisitions which have not been identified. Any alternative use of the proceeds of this offering may be less profitable to us than the pending acquisition.

Our growth strategy may not succeed.

Our business plan includes acquiring additional senior living facilities, some of which will be owned and some of which will be leased. An acquisition strategy involves risks. For example:

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we may be unable to locate facilities available for purchase at acceptable prices;

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we may be unable to obtain waivers of Senior Housing's rights of first refusal if the acquisition involves real estate;

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we may be unable to access the capital to acquire or operate additional facilities because we have limited financeable assets, because our charter prohibits ownership of greater than 9.8% of our shares by any party or for other reasons;

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acquired operations may bring with them contingent liabilities which mature; and

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combining our present operations with newly acquired operations may be disruptive.

For these reasons and others, our business plan to grow may not succeed, the benefits which we hope to achieve by growing may not be achieved and our existing operations could suffer from a lack of management attention or financial resources if such attention and resources are devoted to a failed growth strategy.

Medicare or Medicaid rate reductions or a failure of those rates to match increasing costs could cause us to earn less or become unprofitable.

At some of our facilities, operating revenues are received from the Medicare and Medicaid programs. On a pro forma basis, giving effect to all of the transactions described in the notes to our pro forma financial statements, 40% of our total revenues in 2001, 41% if our pending acquisition does not close, was derived from these programs. Since 1998, a Medicare prospective payment system has generally lowered Medicare rates paid for services at facilities such as those that we operate. Many states have adopted formulas to limit Medicaid rates. As a result, in some instances Medicare and Medicaid rates no longer cover costs incurred by operators, including us. Eleven of our nursing homes generated operating expenses in excess of operating revenues for 2001. These eleven facilities derived an average of 81% of their revenues from Medicare or Medicaid programs during 2001. At present there is an active debate within the federal government and within many state governments regarding whether current Medicare and Medicaid rates should remain at their current level. Medicare or Medicaid rate reductions or a failure of those rates to match our increasing costs could cause us to earn less or become unprofitable.

Nursing home and senior living operators like us are being subjected to increased litigation and insurance costs.

There are various federal and state laws prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims for Medicare and Medicaid payments and laws that govern patient referrals. The state and federal governments seem to be devoting increasing resources to anti-fraud initiatives against healthcare providers. In some states, advocacy groups have been created to monitor the quality of care at senior living facilities, and these groups have brought litigation against operators. Also, in several instances private litigation by nursing home patients has succeeded in winning very large damage awards for alleged abuses. The effect of this litigation and potential litigation has been to increase materially the costs of monitoring and reporting quality of care compliance. In addition, the cost of medical malpractice insurance has increased and may continue to increase so long as the present litigation environment affecting the operations of nursing homes and other senior living facilities continues. We may be unable to increase the rates which we are paid to cover these increased costs and we may become unprofitable.

If we fail to comply with complex regulations which govern our operations we may be unable to operate profitably.

Physical characteristics of senior living facilities are mandated by various governmental authorities. Changes in these regulations may require significant expenditures. Our leases with Senior Housing require us to maintain our facilities in compliance with applicable laws. In the future, our facilities may require significant expenditures to address ongoing required maintenance and make them attractive to residents. Our available financial resources may be insufficient to fund these expenditures.

State licensing and Medicare and Medicaid laws also require operators of nursing homes and assisted living facilities to comply with extensive standards governing operations. Federal and State agencies administering these laws regularly inspect such facilities and investigate complaints. During the past three years, the Federal Centers for Medicare and Medicaid Services, or the Federal Centers, have increased their efforts to enforce Medicare and Medicaid standards and their oversight of state survey agencies which inspect senior living facilities and investigate complaints. When deficiencies are identified, sanctions and remedies such as denials of payment for new Medicare and Medicaid admissions, civil money penalties, state oversight and loss of Medicare and Medicaid participation may be imposed. The Federal Centers and the states are increasingly using such sanctions and remedies when deficiencies, especially those involving findings of substandard care or repeat violations, are identified. We and Marriott receive notices of potential sanctions and remedies from time to time, and such sanctions have been imposed on some of our nursing homes and assisted living facilities from time to time. Sanctions imposed on us or Marriott for deficiencies which are identified in the future, may have adverse financial consequences to us.

We are subject to possible conflicts of interest.

Our creation was, and our continuing business is, subject to possible conflicts of interest, as follows:

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All of our directors were members of the Board of Trustees of Senior Housing at the time we were created.

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Four of our five current directors are members of the Board of Trustees of Senior Housing.

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Our Chief Executive Officer and our Chief Financial Officer are also part time employees of Reit Management & Research LLC. Reit Management is the investment manager for Senior Housing, HRPT Properties Trust and Hospitality Properties Trust and we purchase various services from Reit Management pursuant to a shared services agreement.

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Our Managing Directors, Barry M. Portnoy and Gerard M. Martin, are also Managing Trustees of Senior Housing and of other REITs managed by Reit Management. Messrs. Portnoy and Martin also own Reit Management and another entity that leases office space to us, and they owned FSQ, Inc. at the time of our merger with FSQ, Inc.

These conflicts may have caused, and in the future may cause, our business to be adversely affected, including as follows:

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The leases we entered with Senior Housing may be on terms less favorable to us than leases which would have been entered as a result of arm's length negotiations.

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The terms of our merger with FSQ, Inc., our shared services agreement with Reit Management or our office lease with another entity owned by Messrs. Portnoy and Martin may be less favorable to us than we could have achieved on an arm's length basis; specifically, the consideration we paid in the merger of 250,000 of our shares, our payments to Reit Management of 0.6% of our total revenues for shared services, equal to $3.1 million on a pro forma basis for 2001 after giving effect to the transactions described in the footnotes to our pro forma financial statements, or office rent of $531,069 per year may be greater than they would have been had these matters been negotiated with third parties.

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Future business dealings between us and Senior Housing, Reit Management, Messrs. Portnoy and Martin and their affiliates may be on terms less favorable to us than we could achieve on an arm's length basis.

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We have to compete with Senior Housing and Reit Management for the time and attention of our directors and officers, including Messrs. Portnoy and Martin.

For more information regarding transactions involving us and related parties, you should read the information under the caption "Certain relationships".

Anti-takeover provisions in our governing documents and material agreements may prevent you from receiving a takeover premium for your shares.

Our charter prohibits any party from owning more than 9.8% of our outstanding common shares. Our leases with Senior Housing, our shared services agreement with Reit Management and the transaction agreement we entered in connection with our spin-off from Senior Housing also restrict our share ownership and prohibit any change of control of us. Our charter and bylaws contain other provisions that may increase the difficulty of acquiring control of us by means of a tender offer, open market purchases, a proxy fight or otherwise, if the acquisition is not approved by our Board of Directors. These other anti-takeover provisions include the following:

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a staggered Board of Directors with separate terms for each class of directors;

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the availability, without a shareholders' vote, of additional shares and classes of shares that our Board of Directors may authorize and issue on terms that it determines;

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a 75% shareholder vote required for removal of directors for cause; and

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advance notice procedures with respect to nominations of directors and shareholder proposals.

For all of these reasons, you may be unable to realize a change of control premium for the common shares that you purchase in this offering.

Our business is highly competitive.

We compete with numerous other companies which provide senior living alternatives, including home healthcare companies and other real estate based service providers. Historically, nursing homes have been somewhat protected from competition by state laws requiring certificates of need to develop new facilities; however, these barriers are being eliminated in many states. Also, there are few barriers to competition for home healthcare or for independent and assisted living services. Growth in availability of nursing home alternatives, including assisted living facilities, has and may in the future have the effect of reducing the occupancy or operating profitability at nursing homes including those we operate. Many of our existing competitors are larger and have greater financial resources than we do. Accordingly, we cannot provide any assurances that we will be able to attract a sufficient number of residents to our facilities or that we will be able to attract employees and keep wages and other employee costs at levels which will allow us to operate profitably, and we do not know whether we will be able to grow our business by acquiring additional operations.

Default provisions in our leases may magnify the impact of a default in other agreements.

We lease a substantial number of facilities from Senior Housing under two leases. In addition to being cross-defaulted with one another, events of default under each of these leases include, among other things, our failure to pay obligations under agreements other than the leases. In the future, if Senior Housing finances other facilities for us, we may agree to add facilities to existing leases or we may agree to further cross-default provisions. The existence of these cross-default provisions may create situations that we are unable to evaluate individually or that cause simultaneous defaults of several agreements, either of which could have a material impact upon our business.

Our existing contracts with Senior Housing and others may inhibit our ability to grow.

In connection with our recent spin-off from Senior Housing, we entered agreements which prohibit us from acquiring or financing real estate in competition with Senior Housing, HRPT Properties, Hospitality Properties or other real estate entities managed by Reit Management, unless those investment opportunities are first offered to Senior Housing, HRPT Properties, Hospitality Properties or those real estate entities. Although we have obtained the necessary waivers to allow us to complete the pending acquisition of the five communities described in this prospectus, these agreements may make it difficult, more expensive or impossible for us to acquire additional facilities in the future. In addition, certain provisions of our leases with Senior Housing, such as the provisions limiting our ability to discontinue operations in any of the facilities or assign the leases, limit our operating flexibility. Also, because of our various relationships with Senior Housing and Reit Management, competitors of those companies may be unwilling to lease senior living facilities to us or conduct business with us. These circumstances may prevent us from realizing some growth opportunities.

Senior Housing creditors may have the right to cancel our leases.

Our leases with Senior Housing are subordinated to mortgages and other indebtedness of Senior Housing totaling $33.1 million at December 31, 2001, and may be subordinated to additional indebtedness that Senior Housing incurs. In the event Senior Housing defaults upon debts to which our leases are subordinated, we may lose our rights to operate the leased properties.

Our management team has limited experience working together.

Our management team has been assembled for less than two years. We do not have employment agreements with any of our executive officers. Two of our executive officers have other business interests which may prevent them from working full time on our business. All of our directors have other business interests which will prevent them from working full time on our business. These conditions may make it difficult for us to carry out our business plans.

Our owned and leased properties are subject to real estate risks.

Our leases require that we pay for and indemnify Senior Housing from all liabilities associated with the ownership or operation of the facilities we lease from Senior Housing which arise prior to or during the terms of our leases. Also, we may own real estate in the future, including as a result of our pending acquisition. Accordingly, our business is subject to risks associated with real estate, including:

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costs associated with uninsured damages, including damages for which insurance may be unavailable or unavailable on commercially reasonable terms;

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costs and damages caused by eminent domain takings;

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costs that may be required for maintenance and repair; and

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the need to make expenditures due to changes in laws and other regulations, including the Americans with Disabilities Act.

Our business exposes us to environmental risks.

Under various laws in the United States, operators of real estate may be required to investigate and clean up hazardous substances present at their leased properties, including but not limited to medical waste, mishandled petroleum products and asbestos containing materials, and may be held liable for property damage or personal injuries that result from such contamination. These laws also expose us to the possibility that we become liable to reimburse the government for damages and costs it incurs in connection with the contamination. As the owner of real estate leased to us, Senior Housing may be also subject to similar liabilities, and we have agreed to indemnify Senior Housing from costs it incurs at our leased properties related to environmental hazards which arise prior to or during the terms of our leases. We can give you no assurance that environmental liabilities are not present in our operated facilities or that costs we incur to remediate contamination or the presence of asbestos will not have a material adverse effect on our business and financial condition.

Forward-looking statements

We have made statements that are not historical facts in this prospectus that constitute "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements concern:

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our ability to successfully close the pending acquisition on negotiated terms or at all;

–>
our ability to manage effectively the 56 facilities we lease from Senior Housing and the communities we intend to acquire;

–>
Marriott's ability to manage effectively the 31 retirement communities we lease from Senior Housing;

–>
our ability to generate revenues in excess of our operating expenses and the sufficiency of these and other resources to provide capital for our growth or to pay our liabilities, including rent, as they come due;

–>
our ability to close our pending $20 million line of credit;

–>
our ability to access additional capital to fund our operations and growth;

–>
our ability to acquire and operate successfully additional senior living businesses; and

–>
our ability to operate successfully as a separate public company.

Also, whenever we use words such as "believe", "expect", "anticipate", "estimate" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guaranteed to occur and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including risks outlined under "Risk factors".

Investors should not rely upon forward-looking statements except as statements of our present intentions and of our present expectations which may or may not occur.

Use of proceeds

The net proceeds to us from this offering, assuming a public offering price of $8.29 and after deduction of the underwriting discount and estimated offering expenses payable by us, are estimated to be $23.4 million ($26.9 million if the underwriters' over-allotment option is exercised in full). We intend to use these net proceeds to fund a portion of our pending acquisition of five communities for $45.5 million. Until we complete our pending acquisition, we may deposit all or a portion of the net proceeds in interest bearing accounts or invest them in short term securities, including securities that may not be investment grade rated. In the event this acquisition is not completed we intend to use the net proceeds for general business purposes, including possibly other acquisitions which have not been identified.

Market price of common shares

Our common shares are traded on the American Stock Exchange under the symbol "FVE." The following table presents the high and low closing price for our common shares as reported on the American Stock Exchange for each calendar quarter since they began to trade:

Period	Low	High

December 13 to 31, 2001	$6.12	$7.50
January 1 to February 28, 2002	6.97	8.75

On February 28, 2002 the last reported sale price of our common shares on the American Stock Exchange was $8.29 per share. As of February 28, 2002, there were approximately 5,000 shareholders of record of our common shares.

Dividend policy

We do not expect to pay dividends in the foreseeable future.

Capitalization

The following table describes our capitalization as of December 31, 2001, on a historical basis, and on a pro forma basis after giving effect to the transactions described in the footnotes to our pro forma financial statements appearing elsewhere in this prospectus:

	At December 31, 2001
	Historical	After giving pro forma effect to the FSQ merger and the lease of 31 Marriott communities	As adjusted for this Offering and after giving pro forma effect to the FSQ merger and the lease of 31 Marriott communities	As adjusted for this Offering and after giving pro forma effect to the FSQ merger, the lease of 31 Marriott communities and the pending acquisition

	($ in thousands)
Cash	$24,943	$30,608	$53,986	$7,986

Debt	—	—	—	—

Shareholders' equity:
Common Stock, par value $0.01, shares outstanding: 4,374,333 historical; 4,624,333 pro forma; and 7,624,333 pro forma as adjusted
Total shareholders' equity:	50,233	49,279	72,657	72,657

Total capitalization	$50,233	$49,279	$72,657	$72,657

Dilution

The recent trading price of our common shares is less than their book value per share determined according to generally accepted accounting principles, or GAAP. Accordingly, assuming that you purchase our shares at the price set forth on the cover of this prospectus, you will not suffer dilution in book value. Book value per share at December 31, 2001, was $11.48; as adjusted for this offering, assuming a public offering price of $8.29 per share, book value per share will be $9.53.

Selected financial data

The following table presents selected financial data which has been derived from our historical financial statements for the period from April 27, 2000 (the date we commenced operations) through December 31, 2001. The following data should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus, and "Management's discussion and analysis of financial condition and results of operations". As discussed under "Risk factors" and "Management's discussion and analysis of financial condition and results of operations", we are a relatively new company and our historical financial information is not reflective of our current operations. Accordingly, you should not place undue reliance on our historical financial information.

	Year ended December 31, 2001	Period from April 27, 2000 through December 31, 2000

	($ in thousands)
Five Star Quality Care, Inc.
Operating data
Total revenues	$229,235	$2,520
Net income (loss)	527	(1,316)
Earnings (loss) per share	$0.12	$(0.30)
Balance sheet data
Total assets	$68,043	$54,788

The following table presents selected financial data of our two predecessors and has been derived from historical financial statements of those predecessors included elsewhere in this prospectus. The following data should be read in conjunction with the financial statements and notes thereto entitled Combined Financial Statements of Forty-Two Facilities acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. and Combined Financial Statements of Certain Mariner Post-Acute Network Facilities (Operated by Subsidiaries of Mariner Post-Acute Network) included elsewhere in this prospectus, and "Management's discussion and analysis of financial condition and results of operations—Historical results of operations—Mariner Predecessor" and "Historical results of operations—Integrated Predecessor". The following table presents the information from 1997 to 2000.

	Year ended December 31,
	2000	1999	1998	1997

(in thousands)
Integrated Predecessor
Operating data
Operating revenues	$135,378	$130,333	$140,116	$104,727
Net loss	(25,252)	(126,939)	(17,183)	(10,432)
Balance sheet data
Total assets	$34,942	$61,274	$190,553	$174,954
Long term liabilities	—	17,500	17,751	18,006
Mariner Predecessor
Operating data
Operating revenues	$85,325	$86,945	$105,486	$107,829
Net loss	(7,421)	(43,804)	(7,710)	(9,453)
Balance sheet data
Total assets	$23,052	$17,433	$62,502	$84,119
Long term liabilities	32,091	28,603	33,195	15,498

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion in conjunction with our historical and pro forma financial statements and the financial statements of our predecessors and others included elsewhere in this prospectus.

OVERVIEW

We were incorporated in April 2000 as a Delaware corporation and reincorporated in Maryland in September 2001. We were formed as a 100% owned subsidiary of Senior Housing. Effective July 1, 2000, we assumed the operations of healthcare facilities from two bankrupt former tenants of Senior Housing. At the time we assumed operations of these facilities, we had not received substantially all of the required licenses for these facilities. As a result, for the period from July 1, 2000, through December 31, 2000, we accounted for the operations of these facilities using the equity method of accounting and we only recorded the net income from these operations. Since that time, we have obtained all necessary licenses to operate these facilities, and on January 1, 2001, we began to consolidate the results of operations of these facilities. On December 31, 2001, Senior Housing distributed substantially all of our shares to its shareholders in a spin-off transaction and we became an independent public company.

Since we succeeded to substantially all of the business formerly conducted by subsidiaries or units of two former tenants of Senior Housing, these subsidiaries and units are considered to be our predecessors. We have included the financial statements of these predecessors in this prospectus and discuss their results of operations. Our predecessors' financial statements are entitled: Certain Mariner Post-Acute Network Facilities (referred to herein as Mariner Predecessor); and Forty-Two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. (referred to herein as Integrated Predecessor).

Our revenues consist primarily of payments for services provided to residents at our facilities. The payments are either paid for by the residents, their families or insurers, or by the Medicare and Medicaid programs. The substantial majority of our historical revenues have been paid by the Medicare and Medicaid programs. The substantial majority of the revenues associated with the 31 Marriott facilities are paid by the patients, or private pay. On a pro forma basis, after giving effect to the new lease which we entered for the 31 Marriott facilities in January 2002 and the pending acquisition of five facilities, for the year ended December 31, 2001, private pay revenues would have represented 60% of our total revenues, or 59% if our pending acquisition does not close. Our expenses consist primarily of wages and benefits of personnel, food, supplies and other patient care costs, as well as taxes, insurance and other property related costs.

We were a subsidiary of Senior Housing until December 31, 2001. The 2001 results presented in this prospectus are for a period during which we were a subsidiary of Senior Housing and they are not necessarily indicative of what our results would have been as a separate public company. Similarly these results are not indicative of future financial performance. Our future results of operations are expected to differ materially from the historical results presented in this prospectus. Material differences are expected because our future operations will include, among other factors, rent expense on leases to Senior Housing, general and administrative costs incurred by us as a separate company, revenues and expenses related to our lease entered in January 2002 for 31 retirement communities operated by Marriott and from the pending acquisition, if it closes.

We accounted for our merger with FSQ as the termination of a management contract rather than as a business combination. As a result, at the closing of the merger, because the FSQ liabilities assumed plus the value of our common shares issued in connection with the FSQ acquisition exceeded the fair value of FSQ's assets acquired, we recognized an expense of $2.8 million. For this purpose, the fair value of our common shares was based on the average of the high and low price of our shares on the day of the merger, or $7.50 per share.

OUR HISTORICAL RESULTS OF OPERATIONS

As described above, we operated, until completion of the spin-off, as a subsidiary of Senior Housing. Our past operations as Senior Housing's subsidiary differ from our current operations as an independent public company as follows:

–>
our historical operating business included certain facilities, assets and activities which we do not own or conduct and did not include such other factors discussed above; and

–>
the principal source of financing for these operating businesses was intercompany advances from Senior Housing, an entity with financial resources substantially in excess of ours.

We believe that because of these differences, the historical results of operations described below are not comparable to our current operations or our expected future operations. Specifically, in the historical periods discussed we operated only 56 properties for Senior Housing, which owned the real estate as well as the operations. Effective December 31, 2001, we leased these 56 facilities from Senior Housing which continued to own the real estate. On January 11, 2002, we began to lease an additional 31 facilities from Senior Housing. Moreover, we now conduct our own affairs and incur costs as a separate public company some of which are more and some of which are less than the costs incurred by Senior Housing and allocated to us in the historical periods.

Years ended December 31, 2001 and 2000

We did not begin to operate the senior living facilities of our predecessors or generate revenue until July 1, 2000. Therefore, our results for the year ended December 31, 2001, are not comparable to the year ended December 31, 2000.

Revenues for the year ended December 31, 2001, were $229.2 million. On a combined basis, the two predecessor entities had revenues of $220.7 million for the year ended December 31, 2000. This increase was due mainly to an increase in the average daily rate received during these periods.

Expenses for the year ended December 31, 2001, were $228.8 million. On a combined basis, the predecessor entities had expenses of $253.4 million for the year ended December 31, 2000. The decrease is due primarily to rent and interest expenses which were included in the 2000 expenses of our predecessors but were zero in 2001 because, after Senior Housing's repossessions and foreclosures, rent and interest payments on the leases and mortgages ceased.

Period from April 27, 2000 (date operations commenced) through December 31, 2000

This period was our first period of operations and, therefore, there is no comparable period.

During 2000 we accounted for our investment in these operating businesses using the equity method of accounting. As a result, the reported revenues included our equity in earnings of these investees. Revenues for 2000 were $2.5 million and represent the net amount of net patient revenues in excess of expenses of these operations for the 2000 period. Net patient revenues at the operating businesses for the six months ended December 31, 2000, were $114.5 million and expenses incurred for the period were $112.0 million.

LIQUIDITY AND CAPITAL RESOURCES

On a historical basis our expenditures, including capital expenditures and for working capital, were provided by Senior Housing. We maintained no financing sources apart from Senior Housing.

At the time of our spin off from Senior Housing on December 31, 2001, we had cash of $24.9 million, operating accounts receivable of $36.4 million and accrued operating expenses and other liabilities totaling $17.8 million.

We lease all of our current facilities from Senior Housing. Our leases with Senior Housing require us to pay a total of $70 million of base rent annually. Percentage rent on our current leases does not begin until 2003 and 2004. We expect these increases to be modest relative to our overall liquidity. Payments required of us under our lease for 31 Marriott facilities also include a percentage of revenues for a capital expenditure reserve. If events of default under the leases occur, Senior Housing has the ability to accelerate our rent payments. Our leases with Senior Housing are cross-defaulted with one another, and events of default include: our failure to pay rent when due; our default under any indebtedness which gives the holder the right to accelerate; our default under the Marriott management agreements; and our being declared ineligible to receive reimbursement under Medicare and Medicaid programs for any of the leased facilities.

On January 10, 2002, we accepted a non-binding letter of intent from a lender for a $20 million line of credit to be secured by our accounts receivable. This financing is subject to lender diligence, final documentation and other customary conditions. We expect this financing to close on or before March 31, 2002, but it may not close before that date or at all.

On January 23, 2002, we agreed to acquire five communities for $45.5 million. We expect to fund this acquisition with our cash, the proceeds of this offering and possibly also with proceeds of our proposed secured line of credit. We have also had preliminary discussions with Senior Housing concerning its providing interim or long term financing for this acquisition in the event that the funds available to us are not sufficient to close this acquisition; however, we have not reached any agreement with Senior Housing concerning such interim or long term financing.

Other than our leases with Senior Housing and our agreement to acquire five communities, we have no individually material contractual or commercial obligations or commitments.

Our primary source of cash to fund operating expenses, including rent and routine capital expenditures, is the resident revenues we generate at our facilities. Changes in laws and regulations which impact Medicare or Medicaid rates, on which many of our properties rely for substantial amounts of revenues, or changes in insurance costs caused by recent, material litigation awards in some states may materially affect our future results. We believe that our revenues will be sufficient to allow us to meet our ongoing operating expenses, working capital needs and rent payments to Senior Housing in the short term, or next 12 months, and long term, whether or not we arrange for a line of credit secured by our receivables, as described above. Despite this belief, our operating cash flow as a percentage of our revenues is small; a small percentage decline in revenue or increase in our operating expenses could eliminate or reduce our operating cash flow. If our other resources, such as our cash on hand, or our pending $20 million line of credit, are not available or insufficient, the decline in operating cash flow may cause lease defaults or other material consequences.

Our shared services agreement with Reit Management allows us to defer payments to Reit Management under the shared services agreement if necessary to make rent payments to Senior Housing. On a pro forma basis, assuming completion of our January 2002 lease for 31 Marriott facilities and our pending acquisition, payments to Reit Management for shared services would have totaled $3.1 million during the year ended December 31, 2001.

SEASONALITY

Our business is subject to modest effects of seasonality. During the calendar fourth quarter holiday periods nursing home and assisted living residents are sometimes discharged to join family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among nursing home and assisted living residents which can result in increased costs or discharges to hospitals. As a result of these factors, nursing home and assisted living operations sometimes produce greater earnings in the second and third quarters of a calendar year and lesser earnings in the first and fourth quarters. We do not believe that this seasonality will cause fluctuations in our revenues or operating cash flow to such an extent that we will have difficulty paying our expenses, including rent, which do not fluctuate seasonally.

INFLATION AND DEFLATION

Inflation in the past several years in the United States has been modest. Future inflation might have both positive or negative impacts on our business. Rising price levels may allow us to increase occupancy charges to residents, but may also cause our operating costs, including our percentage rent, to increase.

Deflation would likely have a negative impact upon us. A large component of our expenses consist of minimum rental obligations to Senior Housing. Accordingly we believe that a general decline in price levels which could cause our charges to residents to decline would likely not be fully offset by a decline in our expenses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have no obligations for funded debt and as such are not directly affected by changes in market interest rates. However, as discussed above, we expect to enter a $20 million revolving credit facility secured by our accounts receivable. We expect that this loan facility will require interest on drawn amounts at floating rates based upon a spread above LIBOR. Accordingly, whenever borrowing are outstanding under such a credit facility we may be exposed to market changes in interest rates, especially market changes in short term LIBOR rates. For example, if the full amount of a $20 million line of credit were drawn and interest rates rose by 1% per annum, our interest expense would increase by $200,000 per year, or $0.04 per share.

We may from time to time consider our exposure to interest rate risks if we have or expect to have material amounts of floating rate obligations. As a result of these considerations we may decide to purchase interest rate caps or other hedging instruments.

CRITICAL ACCOUNTING POLICIES

Our most critical accounting policies regard revenue recognition and our assessment of the net realizable value of our accounts receivable. These policies involve significant judgments based upon our experience, including judgments about changes in payment methodology, contract modifications and economic conditions that may affect the collectibility of our accounts receivable. In the future we may need to revise our assessment to incorporate information which is not yet known and such revisions could increase or decrease our net revenues or cause us to adjust the net carrying value of our accounts receivable.

HISTORICAL RESULTS OF OPERATIONS—MARINER PREDECESSOR

The Mariner Predecessor conducted operations of 17 facilities leased from Senior Housing. The operations of the Mariner Predecessor during the period prior to its acquisition by Senior Housing differ from our operations as follows:

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The business of the Mariner Predecessor was conducted by its then parent, Mariner Post-Acute Network, an entity with a capital structure, corporate overhead costs, and operating systems substantially different than ours.

–>
During the period of Mariner's operation of this business, significant write offs of goodwill and other long lived assets of the Mariner Predecessor occurred and Mariner filed for bankruptcy.

We believe that because of these differences, the historical results of operations described below are not comparable to our operations. Specifically, the historical operations described below include: revenues and operating expenses for only 17 facilities, one of which has since been closed, while currently we generate revenues and incur operating expenses at present at 87 facilities; revenues prior to 1999 which were based in part upon Medicare rates established prior to the completion of the phase-in of the new Medicare prospective payment system; depreciation expenses which relate to real estate and amortization expenses which relate to goodwill, while we do not have substantial depreciable assets; expenses related to allocation of corporate overhead by the parent of these operations, while we incur different corporate expenses; rent expense under a lease which has been cancelled; charges for impairments of long lived assets of substantial amounts, while we do not have substantial long lived assets and have not incurred similar changes; and interest expense incurred on debt, while we have no debt as of the date of this prospectus.

Years ended December 31, 2000 and 1999—Mariner Predecessor

Revenues for the year ended December 31, 2000, were $85.3 million. These revenues represent a decrease of $1.6 million from the revenues in the 1999 period. This decrease is attributable primarily to a slight decrease in occupancy at the facilities in operation during both periods and to the closing of one facility.

Expenses for the year ended December 31, 2000, were $92.6 million, a decrease of $1.6 million over the 1999 period, excluding non-recurring or unusual charges and write offs incurred in 1999. This decrease is attributable primarily to decreases in general and administrative costs and provision for bad debts and rent, offset by an increase in salary, wages and benefits.

Net loss for the year ended December 31, 2000, was $7.4 million, a decrease in loss of $36.4 million over the 1999 period. This decrease in loss is principally attributable to the impact of unusual charges related to the impairment of long lived assets in 1999.

HISTORICAL RESULTS OF OPERATIONS—INTEGRATED PREDECESSOR

The Integrated Predecessor conducted operations of 42 facilities leased from or mortgaged to Senior Housing. The operations of the Integrated Predecessor during the period prior to its acquisition by Senior Housing differ from our operations as follows:

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The business of the Integrated Predecessor was conducted by its then parent, Integrated Health Services, Inc., an entity with a capital structure, corporate overhead costs, and operating systems substantially different than ours.

–>
During the period of Integrated Health Services' operation of this business, significant write offs of goodwill and other long lived assets of the Integrated Predecessor occurred and Integrated Health Services filed for bankruptcy.

We believe that because of these differences, the historical results of operations described below are not comparable to our operations. Specifically, the historical operations described below include: revenues and operating expenses for only 42 facilities, one of which has since been closed, while we currently generate revenues and incur operating expenses at 87 facilities; revenues prior to 1999 which were based in part upon Medicare rates established prior to the completion of the phase in of the new Medicare prospective payment system; depreciation expenses which relate to real estate and amortization expenses which relate to intangible assets, while we do not have substantial depreciable assets; expenses related to corporate overhead and management fees charged by the parent of the Integrated Predecessor, while we incur different corporate expenses; rent expense under a lease which has been cancelled; charges for impairments of long lived assets of substantial amounts, while we do not have substantial long lived assets and have not incurred similar charges; and interest expense incurred on debt, while we have no debt as of the date of this prospectus.

Years ended December 31, 2000 and 1999—Integrated Predecessor

Revenues for the year ended December 31, 2000, were $135.4 million. These revenues represent an increase of $5.0 million over the revenues in the 1999 period. This increase resulted primarily from an increase in Medicaid rates and an increase in occupancy at the Integrated Predecessor facilities.

Expenses for the year ended December 31, 2000, excluding non-recurring or unusual charges and write offs of $16.7 million as discussed in the next paragraph, were $144.0 million, a decrease of $2.1 million from the 1999 period. This decrease is attributable primarily to a decrease in rent, depreciation and amortization at the Integrated Predecessor facilities offset by increased operating expenses.

During the 2000 period, the Integrated Predecessor incurred unusual charges related to a loss on settlement of lease and mortgage obligations of $16.7 million. These charges were a result of the bankruptcy settlement between Integrated and Senior Housing and represent the carrying value of the tangible and intangible assets of the facilities conveyed to Senior Housing, less the debts due Senior Housing which were not paid. During the 1999 period, the Integrated Predecessor incurred write-offs and unusual charges related to a loss on impairment of long lived assets of $120.0 million.

Net loss for the year ended December 31, 2000, was $25.3 million, a decrease of $101.7 million from the net loss of $126.9 million in 1999. This decrease in loss is attributable to the decreases in rent, depreciation and amortization and the impact of unusual charges discussed above.

Business

GENERAL

We are in the business of operating senior living facilities, including independent living and congregate care communities, assisted living facilities and nursing homes. We lease and operate 56 senior living facilities. We lease 31 communities that Marriott manages. Combined, these 87 facilities, which we lease from Senior Housing, include 4,060 independent living apartments, 1,766 assisted living suites, 294 special care beds and 6,578 nursing beds; 59% of their revenues in 2001 was paid from residents' private resources and 41% was paid by Medicare and Medicaid.

We have recently agreed to purchase five senior living communities which we will own and operate. In combination with our existing facilities, these 92 facilities include 4,591 independent living apartments, 1,939 assisted living suites, 294 special care beds and 6,578 nursing beds. Sixty percent of our pro forma revenues from these 92 facilities in 2001 was paid from residents' private resources and 40% was paid by Medicare and Medicaid:

FIVE STAR UNITS AFTER COMPLETION OF PENDING ACQUISITION	FIVE STAR REVENUES AFTER COMPLETION OF PENDING ACQUISITION

OUR BUSINESS AND GROWTH STRATEGY

Our growth strategy is to acquire facilities that provide high quality services to residents who pay with private resources. In January 2002, we leased 31 senior living communities from Senior Housing. Approximately 88% of the revenues from these communities is paid by residents from their private resources. At the five communities we have agreed to acquire, all of the revenues are paid by residents from private resources. Our nursing homes derive a majority of their revenue from Medicare and Medicaid. In the future we may decide to expand our nursing home operations; however, if we do so, we expect to price such acquisitions at levels which take account of the increased risks associated with Medicare and Medicaid revenues.

Our senior management team has significant experience in the senior living industry. Although we have substantial lease obligations, we currently have zero debt. We believe our relationship with our former parent company, Senior Housing, may provide us with capital to finance some acquisitions. We believe that this combination of our experienced management, our financial position and our relationship with Senior Housing will enable us to expand our operations and compete successfully in the senior living industry.

OUR HISTORY

In July 2000, Senior Housing repossessed or acquired senior living facilities from two former tenants. We were created by Senior Housing in 2000 as a 100% subsidiary to conduct the businesses of operating these facilities. Under the amended Internal Revenue Code, or IRC, Senior Housing was required to engage an independent operating company to manage the healthcare businesses which we owned. Messrs. Portnoy and Martin formed FSQ, Inc. to manage these facilities. During the past year, we believe the combined operations at these 56 facilities have stabilized and improved.

In August 2001, Senior Housing agreed to acquire 31 Marriott senior living facilities. The operations at these 31 communities are managed by Marriott under long term management contracts. The operating income generated by these facilities is not REIT qualified income under applicable IRC rules. To complete this acquisition and remain a REIT, Senior Housing was required to identify a taxable entity to lease these facilities.

On December 31, 2001, Senior Housing distributed substantially all of our outstanding shares to its shareholders and we became a separate publicly owned company listed on the American Stock Exchange. Pursuant to the transaction agreement governing this spin-off:

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Senior Housing capitalized us with $50 million of equity, consisting of cash and working capital, primarily operating receivables net of operating payables;

–>
we leased 56 facilities from Senior Housing;

–>
we agreed to merge with FSQ, Inc. in order to acquire the personnel, systems and assets necessary to operate these 56 facilities; and

–>
we agreed to lease the 31 Marriott communities from Senior Housing when they were acquired by Senior Housing.

Effective January 2, 2002, we completed our merger with FSQ, Inc. As consideration for this merger Messrs. Portnoy and Martin each received 125,000 of our common shares.

On January 10, 2002, we entered a non-binding letter of intent for a new, three year, $20 million credit line which will be secured by our accounts receivable. Although the closing of this transaction is subject to customary contingencies, we expect it to occur on or before March 31, 2002.

On January 11, 2002, Senior Housing completed its acquisition of the 31 Marriott communities, and we leased these facilities from Senior Housing.

On January 23, 2002, we agreed to acquire five senior living communities for $45.5 million. The closing of this acquisition is subject to completion of various state licensing matters and other customary closing conditions, and although we expect it to be completed during April 2002, we can give no assurances that it will close. We intend to use the proceeds of this offering to partially fund this acquisition.

TYPES OF FACILITIES

Our present business plan contemplates the leasing and management of senior apartments, independent living apartments, assisted living facilities, congregate care communities and nursing homes. Some facilities combine more than one type of service in a single building or campus.

Senior apartments

Senior apartments are marketed to residents who are generally capable of caring for themselves. Residence is usually restricted on the basis of age. Purpose built facilities may have special function rooms, concierge services, high levels of security and assistance call systems for emergency use. Tenants at these facilities who need healthcare or assistance with the activities of daily living are expected to contract independently for these services with home healthcare companies.

Independent living apartments

Independent living apartments, or congregate care communities as they are sometimes called, also provide high levels of privacy to residents and require residents to be capable of relatively high degrees of independence. Unlike a senior apartment facility, an independent living apartment usually bundles several services as part of a regular monthly charge—for example, one or two meals per day in a central dining room, weekly maid service and a social director. Additional services are generally available from staff employees on a fee-for-service basis. In some congregate care communities, separate parts of the facility are dedicated to assisted living or nursing services.

Assisted living facilities

Assisted living facilities are typically comprised of one bedroom suites which include private bathrooms and efficiency kitchens. Services bundled within one charge usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24 hour availability of assistance with the activities of daily living such as dressing and bathing. Professional nursing and healthcare services are usually available at the facility on call or at regularly scheduled times.

Nursing homes

Nursing homes generally provide extensive nursing and healthcare services similar to those available in hospitals, without the high costs associated with operating theaters, emergency rooms or intensive care units. A typical purpose built nursing home includes mostly two-bed units with a separate bathroom in each unit and shared dining and bathing facilities. Some private rooms are often available for those residents who can afford to pay higher rates or for patients whose medical conditions require segregation. Nursing homes are generally staffed by licensed nursing professionals 24 hours per day.

During the past few years, nursing home operators have faced two significant business challenges. First, the rapid expansion of the assisted living industry which started in the early 1990s has attracted a number of residents away from nursing homes. This was especially significant because the residents who chose assisted living facilities often previously had been the most profitable residents in the nursing homes. These residents required a lesser amount of care and were able to pay higher private rates rather than government rates.

The second major challenge arose as a result of Medicare and Medicaid cost containment laws, particularly 1997 federal legislation that required the Medicare program to implement a prospective payment program for various subacute services provided in nursing homes. Implementation of this Medicare prospective payment program began on July 1, 1998. Prior to the prospective payment program, Medicare generally paid nursing home operators based upon audited costs for services provided. The new prospective payment system sets Medicare rates based upon government estimated costs of treating specified medical conditions. Although it is possible that a nursing home may increase its profit if it is able to provide services at below average costs, we believe that the effect of the Medicare prospective payment system has been and will be to reduce the profitability of Medicare services in nursing homes. This belief is based upon our observation of the impact of similar Medicare changes that were implemented for hospitals during the 1980s and the large number of bankruptcies which have occurred in the nursing home industry since the implementation of the Medicare prospective payment system began.

OUR SENIOR LIVING FACILITIES

Assuming we close our pending acquisition of five communities, we will lease or operate 92 senior living facilities: five facilities which we expect to own and operate directly; 56 facilities included in one lease which we operate directly; and 31 communities included in a second lease which are managed by Marriott:

	No. of Units					Year ended December 31, 2001
Ownership	Independent Living Apartments	Assisted Living Suites	Specialty Care Beds	Nursing Beds	Total	Rent	Revenues ($ in thousands)

Pending acquisition (5 facilities owned and operated by us)	531	173	—	—	704	N/A	$14,194(2)
Senior Housing Lease No. 1 (56 facilities operated by us)	79	153	—	4,979	5,211	$7,000	227,044
Senior Housing Lease No. 2 (31 facilities managed by Marriott)	3,981	1,613	294	1,599	7,487	63,000(1)	277,413

Total units:	4,591	1,939	294	6,578	13,402

(1)
In addition to the $63 million of rent, we are required to pay a percentage of our gross revenue as an escrowed reserve for recurring capital expenditures. In 2001 this pro forma amount was $7.3 million.

(2)
For the twelve months ended November 30, 2001.

PENDING ACQUISITION

In January 2002, we agreed to purchase five senior living communities. Our acquisition of these five communities is subject to completion of various state licensing matters and other customary closing conditions. At this time we expect to own and operate these communities directly. In the future we may decide to finance these properties with Senior Housing or another third party. These five communities contain 704 living units and are located in five states. The following table provides additional information about these five communities and their current operations:

Location	No. of units	Type of units	Occupancy(1)	Revenues(2)	Percent of revenues from private pay sources

			($ in thousands)
1. Stockton, CA	84	ind. liv. apts.
	80	asst. liv. suites

	164	total units	94%	$ 3,406	100%
2. Ft. Myers, FL	186	ind. liv. apts.
	20	asst. liv. suites

	206	total units	90%	$ 4,107	100%
3. Overland Park, KS	141	ind. liv. apts.	91%	$ 2,887	100%
4. Florissant, MO	120	ind. liv. apts.	81%	$ 1,974	100%
5. Omaha, NE	73	asst. liv. suites	82%	$ 1,820	100%
Totals: 5 communities in 5 states	531	ind. liv. apts.
	173	asst. liv. suites

	704	units	88%	$14,194	100%

(1)
As of November 30, 2001.

(2)
For the twelve months ended November 30, 2001.

SENIOR HOUSING LEASE NO. 1 FACILITIES

We lease and operate 56 senior living facilities which are owned by Senior Housing. These 56 facilities include 54 nursing homes and two assisted living facilities; four of the nursing homes also contain some assisted living units. These 56 facilities have 5,211 beds or living units and they are located in 12 states. The following table provides additional information about these facilities and their current operations as of and for the year ended December 31, 2001:

Location/Units		Occpy.	Revenues ($ in 000s)	Percent of revenues from Medicare/ Medicaid

1.	Phoenix, AZ 119 nursing beds	80%	$4,367	80%
2.	Yuma, AZ 125 nursing beds	92%	6,080	80%
3.	Yuma, AZ 52 asst. liv. suites	84%	576	0%
4.	Arleta, CA 85 asst. liv. suites	87%	1,473	0%
5.	Lancaster, CA 99 nursing beds	94%	4,860	67%
6.	Stockton, CA 116 nursing beds	97%	6,620	72%
7.	Thousand Oaks, CA 124 nursing beds	94%	7,142	72%
8.	Van Nuys, CA 58 nursing beds	97%	2,835	83%
9.	Canon City, CO 85 nursing beds 48 ind. liv. apts.	91%	3,576	62%
10.	Cherrelyn, CO 198 nursing beds	90%	9,272	83%
11.	Colorado Springs, CO 75 nursing beds	100%	3,833	75%
12.	Delta, CO 76 nursing beds 16 asst. liv. suites	78%	3,572	83%
13.	Grand Junction, CO 95 nursing beds	87%	4,152	62%
14.	Grand Junction, CO 82 nursing beds	93%	4,221	71%
15.	Lakewood, CO 125 nursing beds	86%	5,677	82%
16.	New Haven, CT 150 nursing beds	98%	10,101	95%
17.	Waterbury, CT 150 nursing beds	95%	10,109	93%
18.	College Park, GA 99 nursing beds	91%	3,163	98%
19.	Dublin, GA 130 nursing beds	85%	3,798	97%
20.	Glenwood, GA 61 nursing beds	81%	1,694	95%
21.	Marietta, GA 109 nursing beds	87%	3,745	88%
22.	Clarinda, IA 96 nursing beds	60%	2,366	70%
23.	Council Bluffs, IA 62 nursing beds	95%	2,428	87%
24.	Des Moines, IA 85 nursing beds	88%	3,862	80%
25.	Glenwood, IA 116 nursing beds	100%	6,754	99%
26.	Mediapolis, IA 62 nursing beds	89%	2,299	66%
27.	Pacific Junction, IA 12 nursing beds	100%	733	96%
28.	Winterset, IA 98 nursing beds 19 ind. liv. apts.	70%	2,637	50%
29.	Ellinwood, KS 55 nursing beds 4 ind. liv. apts.	93%	1,821	56%
30.	Farmington, MI 149 nursing beds	76%	9,985	78%
31.	Howell, MI 149 nursing beds	88%	9,999	86%
32.	Tarkio, MO 75 nursing beds	69%	1,936	70%
33.	Ainsworth, NE 48 nursing beds	87%	1,652	71%
34.	Ashland, NE 101 nursing beds	94%	4,423	69%
35.	Blue Hill, NE 63 nursing beds	85%	2,136	69%
36.	Campbell, NE 45 nursing beds	85%	1,538	76%
37.	Central City, NE 65 nursing beds	95%	2,310	73%
38.	Columbus, NE 48 nursing beds	98%	2,087	63%

39.	Edgar, NE 52 nursing beds	86%	1,680	66%
40.	Exeter, NE 48 nursing beds	87%	1,489	58%
41.	Grand Island, NE 76 nursing beds	98%	3,091	66%
42.	Gretna, NE 61 nursing beds	93%	2,459	67%
43.	Lyons, NE 63 nursing beds	81%	1,822	57%
44.	Milford, NE 54 nursing beds	90%	1,950	69%
45.	Sutherland, NE 62 nursing beds	92%	2,354	80%
46.	Utica, NE 40 nursing beds	96%	1,715	75%
47.	Waverly, NE 50 nursing beds	86%	2,003	49%
48.	Brookfield, WI 224 nursing beds	95%	11,612	73%
49.	Clintonville, WI 103 nursing beds	87%	3,634	74%
50.	Clintonville, WI 61 nursing beds	94%	3,264	67%
51.	Madison, WI 63 nursing beds	74%	2,891	59%
52.	Milwaukee, WI 154 nursing beds	80%	6,816	76%
53.	Pewaukee, WI 175 nursing beds	84%	7,275	71%
54.	Waukesha, WI 105 nursing beds	96%	5,327	56%
55.	Laramie, WY 98 nursing beds	92%	4,416	70%
56.	Worland, WY 85 nursing beds 8 ind. liv. apts.	84%	3,414	71%

Totals: 56 facilities in 12 states, 5,211 units		88%	$227,044	76%

After it repossessed or acquired the foregoing facilities from former tenants, Senior Housing undertook to correct deferred maintenance which had been allowed to occur by former operators. Between July 2000 and December 2001, $8.3 million was spent by Senior Housing under this program. At the time of our spin off from Senior Housing, Senior Housing provided us cash of $1.6 million to fund the estimated costs of these projects which remained unfinished. During the course of these projects, parts of these facilities are sometimes closed and these closings can adversely impact occupancy; however, we believe these projects are necessary for continuing operations at these facilities and may make the facilities more attractive to residents. We expect this correction of deferred maintenance projects to be completed in 2002.

OUR LEASE FOR THE 56 FACILITIES

One of our subsidiaries leases the 56 facilities described above; and we have guaranteed our subsidiary's obligations under the lease. The lease has been filed as an exhibit to the registration statement of which this prospectus is a part. If you want more information about the lease terms, you should read the entire lease. The following is a summary of material terms of this lease:

Operating costs

The lease is a so-called "triple-net" lease which requires us to pay all costs incurred in the operation of the facilities, including the costs of personnel, service to residents, insurance and real estate and personal property taxes.

Minimum rent

Our minimum rent is $7 million per year.

Percentage rent

Starting in 2004, we are required to pay additional rent with respect to each lease year in an amount equal to three percent (3%) of net patient revenues at each leased facility in excess of net patient revenues at the facility during 2003.

Term

The initial term expires on December 31, 2018.

Renewal option

We have the option to renew the lease for all but not less than all the 56 facilities for one renewal term ending on December 31, 2033, by notice on or before December 31, 2015. We may not exercise this renewal option unless we also exercise our renewal option under our lease for the Marriott facilities.

Rent during renewal term

Rent during the renewal term is a continuation of minimum rent and percentage rent payable during the initial term.

Maintenance and alterations

We are required to operate continuously and maintain, at our expense, the leased facilities in good order and repair, including structural and nonstructural components. We may request Senior Housing to fund amounts needed for repairs and renovations in return for rent adjustments to provide Senior Housing a return on its investment according to a formula set forth in the lease. At the end of the lease term, we are required to surrender the leased facilities in substantially the same condition as existed on the commencement date of the lease, subject to any permitted alterations and subject to ordinary wear and tear.

Assignment and subletting

Senior Housing's consent is generally required for any direct or indirect assignment or sublease of any of the facilities. In the event of any assignment or subletting, we will remain liable under the lease.

Environmental matters

We are required, at our expense, to remove and dispose of any hazardous substance at the leased facilities in compliance with all applicable environmental laws and regulations. We have indemnified Senior Housing for any liability which may arise as a result of the presence of hazardous substances at any leased facilities and from any violation or alleged violation of any applicable environmental law or regulation.

Indemnification and insurance

With limited exceptions, we are required to indemnify Senior Housing from all liabilities which may arise from the ownership or operation of the facilities. We generally are required to maintain commercially reasonable insurance, including:

–>
"all-risk" property insurance, in an amount equal to 100% of the full replacement cost of the facilities;

–>
business interruption insurance;

–>
comprehensive general liability insurance, including bodily injury and property damage, in amounts as are generally maintained by companies providing senior living services;

–>
flood insurance if any facility is located in whole or in part in a flood plain;

–>
worker's compensation insurance if required by law; and

–>
such additional insurance as may be generally maintained by companies providing senior living services.

The lease requires that Senior Housing be named as an additional insured under these policies.

Damage, destruction or condemnation

If any of the leased facilities is damaged by fire or other casualty or taken for a public use, we are generally obligated to rebuild unless the facility cannot be restored. If the facility cannot be restored, Senior Housing will generally receive all insurance or taking proceeds and we are liable to Senior Housing for the amount of any deductible or deficiency between the replacement cost and the insurance proceeds.

Events of default

Events of default under the lease include the following:

–>
our failure to pay rent or any other sum when due;

–>
our failure to maintain the insurance required under the lease;

–>
the occurrence of certain events with respect to our insolvency;

–>
the institution of a proceeding for our dissolution;

–>
any person or group of affiliated persons acquiring ownership of more than 9.8% of us without Senior Housing's consent;

–>
any change in our control or sale of a material portion of our assets without Senior Housing's consent;

–>
our default under the lease for the Marriott facilities;

–>
our default under any indebtedness which gives the holder the right to accelerate;

–>
our being declared ineligible to receive reimbursement under Medicare or Medicaid programs for any of the leased facilities; and

–>
our failure to perform any terms, covenants or agreements of the lease and the continuance thereof for a specified period of time after written notice.

Remedies

Upon the occurrence of any event of default, the lease provides that, among other things, Senior Housing may, to the extent legally permitted:

–>
accelerate the rent;

–>
terminate the lease;

–>
terminate the other lease which we have with Senior Housing;

–>
enter the property and take possession of any and all our personal property and retain or sell the same at a public or private sale; and

–>
make any payment or perform any act required to be performed by us under the lease.

We are obligated to reimburse Senior Housing for all costs and expenses incurred in connection with any exercise of the foregoing remedies.

Management

We may not enter into, amend or modify any management agreement affecting any leased property without the prior written consent of Senior Housing.

Lease subordination

Our lease may be subordinated to any mortgages of the leased properties by Senior Housing.

Financing limitations; security

We may not incur debt secured by our investments in our subsidiary tenant. Further, our tenant subsidiary is prohibited from incurring liabilities other than operating liabilities incurred in the ordinary course of business, those liabilities secured by accounts receivables or purchase money debt. We are required to pledge 100% of the equity interests of our tenant subsidiary to Senior Housing or its lenders.

SENIOR HOUSING LEASE NO. 2 FACILITIES

We lease 31 senior living facilities from Senior Housing which are managed by Marriott. These facilities contain 7,487 living units and are located in 13 states. The following table provides additional information about these facilities and their current operations as of and for the year ended December 28, 2001:

							Year ended December 28, 2001
	Location	Ind. liv. apts.	Asst. liv. suites	Spec. care beds	Nursing beds	Totals	Occupancy	Revenues ($ in 000s)	Percent of revenues from private pay resources

1	Peoria, AZ	155	79	—	57	291	90%	$9,087	93%
2	Scottsdale, AZ	167	33	—	96	296	91%	10,942	91%
3	Tucson, AZ	202	30	27	67	326	96%	11,828	92%
4,5	San Diego, CA	246	100	—	59	405	93%	18,380	98%
6	Newark, DE	62	26	—	110	198	97%	9,865	66%
7	Wilmington, DE	140	37	—	66	243	97%	11,495	82%
8	Wilmington, DE	71	44		46	161	94%	6,064	93%
9	Wilmington, DE	62	15		82	159	93%	7,664	66%
10	Wilmington, DE	—	51	26	31	108	72%	3,258	100%
11	Coral Springs, FL	184	62		35	281	91%	9,311	84%
12	Deerfield Beach, FL	198	33		60	291	88%	10,335	69%
13	Ft. Lauderdale, FL	—	109		—	109	90%	2,096	100%
14	Ft. Myers, FL	—	85		—	85	90%	2,232	100%
15	Palm Harbor, FL	230	87		—	317	82%	7,182	100%
16	West Palm Beach, FL	276	64		—	340	84%	7,132	100%
17	Indianapolis, IN	117	—	30	74	221	93%	10,619	82%
18	Overland Park, KS	117	30		60	207	94%	8,087	90%
19	Lexington, KY	140	9		—	149	94%	4,128	100%
20	Lexington, KY	—	22		111	133	95%	6,951	66%
21	Louisville, KY	240	44		40	324	97%	10,465	82%
22	Winchester, MA	—	125		—	125	99%	5,566	100%
23	Lakewood, NJ	217	108	31	60	416	80%	15,039	88%
24	Albuquerque, NM	114	34		60	208	99%	9,235	95%
25	Columbus, OH	143	87	25	60	315	93%	13,374	93%
26	Myrtle Beach, SC	—	60	36	68	164	84%	5,740	66%
27	Dallas, TX	190	38		90	318	92%	13,062	83%
28	El Paso, TX	123	—	15	120	258	86%	9,499	71%
29	Houston, TX	197	71	60	87	415	96%	17,491	93%
30	San Antonio, TX	151	30	28	60	269	96%	10,788	95%
31	Woodlands, TX	239	100	16	—	355	93%	10,498	100%

	Totals: 31 facilities in 13 states	3,981	1,613	294	1,599	7,487	91%	$277,413	88%

OUR LEASE FOR THE MARRIOTT FACILITIES

The lease for the Marriott facilities has been filed as an exhibit to the registration statement of which this prospectus is a part. If you want more information about lease terms, you should read the entire lease. The material terms of our lease for the Marriott facilities are substantially the same as those of our lease for the 56 facilities, except as follows:

Minimum rent

Our minimum rent is $63 million per year.

Percentage rent

Starting in 2003, we are required to pay additional rent with respect to each lease year in an amount equal to five percent (5%) of net patient revenues at each leased facility in excess of net patient revenues at the facility during 2002.

FF&E reserves

We are required to maintain accounts for replacements and improvements as described below in "—Marriott management—FF&E reserves and capital improvements".

Term

The initial term expires on December 31, 2017.

Renewal options

We have two options to renew the lease for all but not less than all the facilities: the first for 10 years ending on December 31, 2027, and the second for five years ending on December 31, 2032. We may not exercise these renewal options unless we have exercised our renewal option under the lease for the 56 facilities. The first renewal option must be exercised by notice two years prior to the expiration of the initial term. The second renewal option must be exercised by notice at least 11 months before the then current term expires.

Events of default

In addition to the events of default described under our lease for the 56 facilities, the lease for the Marriott facilities include the following events of default:

–>
our default under any Marriott management agreement; and

–>
our default under the lease for the 56 facilities owned by Senior Housing.

MARRIOTT MANAGEMENT

The 31 Marriott facilities are each subject to a management agreement with Marriott. The following is a description of the material terms of the management agreements. If you want more information about these agreements, you should read the representative form of management agreement which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Term

Generally each of the management agreements has an initial term expiring in 2027, with one five-year renewal term at Marriott's option.

Facility services

Marriott has responsibility and authority for all day-to-day operations of the managed facilities, including obtaining and maintaining all licenses necessary for operations, insurance, establishing resident care policies and procedures, carrying out and supervising all necessary repairs and maintenance, procuring food, supplies, equipment, furniture and fixtures, and establishing prices, rates and charges for services provided. Marriott also recruits, employs and directs all facility based employees, including managerial employees.

Central services

Marriott also furnishes certain central administrative services, which are provided on a central or regional basis to all senior living facilities managed by Marriott. Such services include: (i) marketing and public relations; (ii) human resources program development; (iii) information systems development and support; and (iv) centralized computer payroll and accounting.

Working capital

We are required to maintain working capital at each of the managed facilities at levels consistent with the Marriott senior living system standard.

FF&E reserves and capital improvements

Marriott has established a reserve account under each management agreement, referred to as an FF&E Reserve, to cover the expected recurring cost of replacements and renewals to the furniture, furnishings, fixtures, soft goods, case goods, vehicles and equipment, and for building repairs and maintenance which are normally capitalized. The FF&E Reserve accounts are funded from the operating revenues of the managed facilities. The amount of this funding varies somewhat among the managed facilities; however, for most facilities it is currently set at 2.65% of gross revenues and is expected to gradually increase to 3.5%. In the event major capital improvements are required, or if the amounts set aside in the FF&E Reserve accounts are inadequate for required repairs, we may be required to fund such repairs and improvements. Any such funding which we provide increases the amount of our owner's priority, described below. Also, under our lease we have the option to request Senior Housing to provide such required funding in return for rent adjustments to provide Senior Housing a return on its investment according to a formula set forth in the lease.

Fees

For its facility services, Marriott receives a base fee generally equal to 5% of the managed facilities' gross revenues, plus an incentive fee generally equal to 20% of operating profits in excess of owner's priority amounts, as defined in the agreements. For its central services, Marriott receives a fee generally equal to 2% of gross revenues. Generally, through the earlier of (i) the end of June 2004 or (ii) the date on which certain performance criteria have been met, payment of up to one half of this central services fee (i.e., 1% of gross revenues) is conditional, and is waived if specified annual profit targets are not achieved. During 2001 management fees paid to Marriott totaled $18.1 million.

Owner's priority

We receive the profits of the Marriott managed facilities on a priority basis before Marriott receives any incentive fees for facility services or any conditional central services fees. The amount of the owner's priority for each managed facility is established based upon a specified rate of return on historical capital investments in these facilities, including capital investments funded in addition to the FF&E Reserve. For fiscal year 2001, the aggregate amount of owner's priority for all 31 properties was $69.4 million.

Pooling

Twenty-nine of the facilities are subject to pooling arrangements whereby the calculation and payment of FF&E Reserves, fees payable to Marriott and owner's priority for several groups of these 29 facilities are combined.

Events of default

Events of default under the management agreements include, among others, certain events relating to the insolvency or bankruptcy of either party.

Termination

The Marriott management agreements may be terminated as follows:

–>
Upon material default, by the non-defaulting party after applicable cure periods lapse.

–>
Starting in 2006 by us, if a specific facility, or a pooled combination of facilities, fails to achieve specified financial performance; provided, however, Marriott has the option to avoid financial performance terminations by making specified payments to us or by temporarily reducing certain of its fees.

–>
By us, upon 120 days notice, provided we make a termination payment to Marriott calculated according to a formula set forth in the agreements.

Our right to exercise termination options under the Marriott management agreements is subject to approval by Senior Housing under the terms of the lease for these 31 Marriott facilities.

GOVERNMENT REGULATION AND RATE SETTING

Senior apartments

Generally, government programs do not pay for housing in senior apartments. Rents are paid from the residents' private resources. Accordingly, the government regulations that apply to these types of properties are generally limited to zoning, building and fire codes, Americans with Disabilities Act requirements and other life safety type regulations applicable to residential real estate. Government rent subsidies and government assisted development financing for low income senior housing are exceptions to these general statements. The development and operation of subsidized senior housing properties are subject to numerous governmental regulations. While it is possible that we may lease some subsidized senior apartment facilities, we do not expect these facilities to be a major part of our future business, and we do not own senior apartments where rent subsidies are applicable.

Independent living apartments

Government benefits generally are not available for services at independent living apartments and the resident charges in these facilities are paid from private resources. However, a number of Federal Supplemental Security Income program benefits pay housing costs for elderly or disabled residents to live in these types of residential facilities. The Social Security Act requires states to certify that they will establish and enforce standards for any category of group living arrangement in which a significant number of supplemental security income residents reside or are likely to reside. Categories of living arrangements which may be subject to these state standards include independent living apartments and assisted living facilities. Because independent living apartments usually offer common dining facilities, in many locations they are required to obtain licenses applicable to food service establishments in addition to complying with land use and life safety requirements. In many states, independent living apartments are licensed by state health departments, social service agencies, or offices on aging with jurisdiction over group residential facilities for seniors. To the extent that independent living apartments include units in which assisted living or nursing services are provided, these units are subject to applicable state licensing regulations, and if the facilities receive Medicaid or Medicare funds, to certification standards. In some states, insurance or consumer protection agencies regulate independent living apartments in which residents pay entrance fees or prepay other costs.

Assisted living

According to the National Academy for State Health Policy, 39 states provide or are approved to provide Medicaid payments for residents in some assisted living facilities under waivers granted by the Federal Centers for Medicare and Medicaid Services or under Medicaid state plans, and eight other states are planning some Medicaid funding by requesting waivers implementing assisted living pilot programs or demonstration projects. Because rates paid to assisted living facility operators are lower than rates paid to nursing home operators, some states use Medicaid funding of assisted living as a means of lowering the cost of services for residents who may not need the higher intensity of health-related services provided in nursing homes. States that administer Medicaid programs for assisted living facilities are responsible for monitoring the services at, and physical conditions of, the participating facilities. Different states apply different standards in these matters, but generally we believe these monitoring processes are similar to the concerned states' inspection processes for nursing homes.

In light of the large number of states using Medicaid to purchase services at assisted living facilities and the growth of assisted living in the 1990s, a majority of states have adopted licensing standards applicable to assisted living facilities. According to the National Academy for State Health Policy, 29 states have licensing statutes or standards specifically using the term "assisted living". The majority of states have revised their licensing regulations recently or are reviewing their policies or drafting or revising their regulations. State regulatory models vary; there is no national consensus on a definition of assisted living, and no uniform approach by the states to regulating assisted living facilities. Most state licensing standards apply to assisted living facilities whether or not they accept Medicaid funding. Also, according to the National Academy for State Health Policy, seven states require certificates of need from state health planning authorities before new assisted living facilities may be developed and two states have exempted assisted living facilities from certificate of need laws. Based on our analysis of current economic and regulatory trends, we believe that assisted living facilities that become dependent upon Medicaid payments for a majority of their revenues may decline in value because Medicaid rates may fail to keep up with increasing costs. We also believe that assisted living facilities located in states that adopt certificate of need requirements or otherwise restrict the development of new assisted living facilities may increase in value because these limitations upon development may help ensure higher occupancy and higher non-governmental rates.

Two federal government studies provide background information and make recommendations regarding the regulation of, and the possibility of increased governmental funding for, the assisted living industry. The first study, an April 1999 report by the General Accounting Office to the Senate Special Committee on Aging on assisted living facilities in four states, found a variety of residential settings serving a wide range of resident health and care needs. The General Accounting Office found that consumers often receive insufficient information to determine whether a particular facility can meet their needs and that state licensing and oversight approaches vary widely. The General Accounting Office anticipates that as the states increase the use of Medicaid to pay for assisted living, federal financing will likewise grow, and these trends will focus more public attention on the place of assisted living in the continuum of long-term care and upon state standards and compliance approaches. The second study, a National Study of Assisted Living for the Frail Elderly, was funded by the U.S. Department of Health and Human Services Assistant Secretary for Planning and Evaluation and is expected to result in a report on the effects of different service and privacy arrangements on resident satisfaction, aging in place and affordability. In 2001, the Senate Special Committee on Aging held hearings on assisted living and its role in the continuum of care and on community-based alternatives to nursing homes. We cannot predict whether these studies will result in governmental policy changes or new legislation, or what impact any changes may have. Based upon our analysis of current economic and regulatory trends, we do not believe that the federal government is likely to have a material impact upon the current regulatory environment in which the assisted living industry operates unless it also undertakes expanded funding obligations, and we do not believe a materially increased financial commitment from the federal government is presently likely. However, we do anticipate that assisted living facilities will increasingly be licensed and regulated by the various states, and that in absence of federal standards, the states' policies will continue to vary widely.

Nursing homes

Reimbursement

About 58% of all nursing home revenues in the U.S. in 2000 came from government Medicare and Medicaid programs, including about 48% from Medicaid programs. Nursing homes are among the most highly regulated businesses in the country. The federal and state governments regularly monitor the quality of care provided at nursing homes. State health departments conduct surveys of resident care and inspect the physical condition of nursing home properties. These periodic inspections and occasional changes in life safety and physical plant requirements sometimes require nursing home operators to make significant capital improvements. These mandated capital improvements have in the past usually resulted in Medicare and Medicaid rate adjustments, albeit on the basis of amortization of expenditures over expected useful lives of the improvements. A new Medicare prospective payment system, often referred to as PPS, began being phased in over three years beginning with cost reporting years starting on or after July 1, 1998. Under this new Medicare payment system, capital costs are part of the prospective rate and are not facility specific. This new Medicare payment system and other recent legislative and regulatory actions with respect to state Medicaid rates are limiting the reimbursement levels for some nursing home and other eldercare services. At the same time federal and state enforcement and oversight of nursing homes are increasing, making licensing and certification of these facilities more rigorous. These actions have adversely affected the revenues and increased the expenses of many nursing home operators, including us. The new Medicare payment system was established by the Balanced Budget Act of 1997, and was intended to reduce the rate of growth in Medicare payments for skilled nursing facilities. Before the new Medicare payment system, Medicare rates were facility-specific and cost-based. Under the new Medicare payment system, facilities receive a fixed payment for each day of care provided to Medicare patients. Each patient is assigned to one of 44 care groups depending on that patient's medical characteristics and service needs. Per diem payment rates are based on these care groups. Medicare payments cover substantially all services provided to Medicare patients in skilled nursing facilities, including ancillary services such as rehabilitation therapies. The new Medicare payment system is intended to provide incentives to providers to furnish only necessary services and to deliver those services efficiently. During the three year phase in period, Medicare rates for skilled nursing facilities were based on a blend of facility specific costs and rates established by the new Medicare payment system. According to the General Accounting Office, between fiscal year 1998 and fiscal year 1999, the first full year of the new Medicare payment system phase-in, the average Medicare payment per day declined by about nine percent. As of September 30, 2001, all of the facilities that we currently lease from Senior Housing and that participate in the Medicare program have derived their Medicare revenues under the new payment system rates for at least six months. The new Medicare payment system rates have been applied to 34 of our 87 leased facilities since January 1, 2001.

Since November 1999, Congress has provided some relief from the impact of the Balanced Budget Act of 1997. Effective April 1, 2000, the Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999 temporarily boosted payments for certain skilled nursing cases by 20 percent and allowed nursing facilities to transition more rapidly to the federal payment system. This Act also increased the new Medicare payment rates by four percent for fiscal years 2001 and 2002 and imposed a two-year moratorium on some therapy limitations for skilled nursing patients covered under Medicare Part B.

In December 2000, the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 was approved. Effective April 1, 2001 to October 1, 2002, this Act increases the nursing component of the payment rate for each care group by 16.6%. This Act also increased annual inflation adjustments for fiscal year 2001, increased rehabilitation care group rates by 6.7%, and maintained the previously temporary 20% increase in the other care group rates established in 1999.

Effective October 1, 2002, the 4% across-the-board increase in Medicare payment rates, the 16.66% increase in the nursing component of the rates, and the 6.7% increase in rehabilitation care group rates, are scheduled to expire. The 20% increase for the skilled nursing care groups will expire when the current resource utilization groups are refined. The Bush administration's fiscal year 2003 budget proposal assumes that the add-ons to the Medicare rates will expire as scheduled and does not provide for additional Medicaid funding for nursing homes. The Medicare Payment Advisory Commission has recommended that Congress incorporate the 20% increases into the base rate for fiscal year 2003 and that the other add-ons expire as scheduled.

Survey and enforcement

The Federal Centers have begun to implement an initiative to increase the effectiveness of Medicare and Medicaid nursing facility survey and enforcement activities. The Federal Centers' initiative follows a July 1998 General Accounting Office investigation which found inadequate care in a significant proportion of California nursing homes and the Federal Centers' July 1998 report to Congress on the effectiveness of the survey and enforcement system. In 1999, the U.S. Department of Health and Human Services Office of Inspector General issued several reports concerning quality of care in nursing homes, and the General Accounting Office issued reports in 1999 and 2000 which recommended that the Federal Centers and the states strengthen their compliance and enforcement practices to better ensure that nursing homes provide adequate care. In 1998, 1999 and 2000, the Senate Special Committee on Aging held hearings on these issues. The Federal Centers are taking steps to focus more survey and enforcement efforts on nursing homes with findings of substandard care or repeat violations of Medicare and Medicaid standards and to identify chain operated facilities with patterns of noncompliance. The Federal Centers are increasing their oversight of state survey agencies and requiring state agencies to use enforcement sanctions and remedies more promptly when substandard care or repeat violations are identified, to investigate complaints more promptly, and to survey facilities more consistently. In addition, the Federal Centers have adopted regulations expanding federal and state authority to impose civil money penalties in instances of noncompliance. Medicare survey results for each nursing home are posted on the internet at http://www.medicare.gov. In 2000, the Federal Centers issued a report on their study linking nursing staffing levels with quality of care, and the Federal Centers are assessing the impact that minimum staffing requirements would have on facility costs and operations. In a report to be presented to Congress in March 2002, the Department of Health and Human Services has found that 90% of nursing homes lack the nurse and nurse aide staffing necessary to provide adequate care to residents. The Bush administration has indicated that it does not intend to impose minimum staffing levels or to increase Medicare or Medicaid rates to cover the costs of increased staff at this time, but is considering publishing the staffing level at each nursing home to increase market demand.

Federal efforts to target fraud and abuse and violations of anti-kickback laws and physician referral laws by Medicare and Medicaid providers have also increased. In March 2000, the U.S. Department of Health and Human Services Office of Inspector General issued compliance guidelines for nursing facilities, to assist them in developing voluntary compliance programs to prevent fraud and abuse. Also, new rules governing the privacy, use and disclosure of individually identified health information became final in 2001 and will require compliance by 2003, with civil and criminal sanctions for noncompliance. An adverse determination concerning any of our licenses or eligibility for Medicare or Medicaid reimbursement or compliance with applicable federal or state regulations could negatively affect our financial condition and results of operations.

Certificates of need

Most states also limit the number of nursing homes by requiring developers to obtain certificates of need before new facilities may be built. Even states such as California and Texas that have eliminated certificate of need laws often have retained other means of limiting new nursing home development, such as the use of moratoria, licensing laws or limitations upon participation in the state Medicaid program. We believe that these governmental limitations generally make nursing homes more valuable by limiting competition.

A number of legislative proposals that would affect major reforms of the healthcare system have been introduced in Congress, such as additional Medicare and Medicaid reforms and cost containment measures. We cannot predict whether any of these legislative proposals will be adopted or, if adopted, what effect, if any, these proposals would have on our business.

LIABILITY INSURANCE

Litigation against senior living operators has been increasing during the past few years. Several cases by nursing home patients or their families who have won large monetary awards for mistreatment have been widely publicized. The amount of such litigation in Florida and Texas has been particularly significant. As a result, liability insurance costs are rising and, in some cases, such insurance is not available to senior living operators.

We have liability insurance for the 56 properties which we now operate. None of these facilities are located in Florida or Texas. One of the five facilities we intend to purchase and operate is located in Florida; this Florida property has 186 independent living apartments and 20 assisted living suites, but it has no nursing beds. Based upon preliminary inquires which we have made, we believe that our planned operations at the five facilities we intend to acquire may be included within our existing insurance. Our current liability insurance expires in June 2002; we expect our insurance costs to increase, and we do not know the amount of any such increase. If such increased cost is not acceptable to us, we intend to explore alternatives, including possibly higher deductible or retention amounts and self insurance.

Marriott is responsible for obtaining insurance for the 31 senior living communities which we lease and Marriott manages. These 31 communities include six in Florida (888 independent living apartments, 440 assisted living suites and 95 nursing beds), and five in Texas (900 independent living apartments, 239 assisted living suites, 119 special care beds and 357 nursing beds). Liability insurance for these facilities' operations is currently provided in part by an insurance company subsidiary of Marriott. The cost of this insurance increased on October 1, 2001, and we are currently exploring with Marriott whether it may be possible to reduce this cost, but we can provide no assurance that these insurance costs can be reduced or that they will not increase further in the future.

COMPETITION

The senior living services business is highly competitive. We compete with service providers offering different types of services, such as home healthcare services, as well as other companies providing real estate facility based services. We believe we can compete successfully for the following reasons:

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Our acquisition of FSQ, Inc. and our shared services agreement with Reit Management provide us a depth and quality of management which is equal to or stronger than most other senior living facility operators.

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Our historical and continuing relationship with Senior Housing may provide us opportunities to expand our business by acquiring new leaseholds from Senior Housing.

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The senior living services industry has experienced severe financial distress during the past few years. Many operators of nursing homes and assisted living facilities have been forced into bankruptcy. As a new company without any material debt, we are not burdened with financial difficulties of the types which currently burden some of our competitors.

Our management team has been recently assembled within the past two years, and, although we believe it is experienced and highly talented, it does not have extensive experience working together. We expect we may expand our business with Senior Housing; however, Senior Housing is not obligated to provide us with opportunities to lease additional properties. We have no debt, but we do have large lease obligations and limited financeable assets; and many of our competitors have greater financial resources than us. For all of these reasons and others, we cannot provide you any assurance that we will be able to compete successfully for business in the senior living industry.

TECHNOLOGY SYSTEMS

When we began operating senior living facilities for Senior Housing in July 2000 we created new internet based data processing and management information systems for our clinical, operational and financial information. These systems currently support over 1,000 widely distributed computers in a secure and stable working environment. Because they were built in 2000 and 2001 and are internet based, we believe our technology systems are among the most up-to-date and efficient systems currently in use in the senior living industry. Moreover, these systems were designed to be readily scalable to support our growth strategy.

ENVIRONMENTAL MATTERS

Under various federal, state and local laws, ordinances and regulations, owners as well as tenants and operators of real estate may be required to investigate and clean up hazardous substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred in connection with any contamination. Under our leases, we have also agreed to indemnify Senior Housing for any such liabilities related to the leased facilities. In addition, some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with the contamination, which lien may be senior in priority to our leases. We have reviewed some preliminary environmental surveys of the facilities we lease and the properties we expect to acquire in the pending acquisition. Based upon that review we do not believe that any of these properties are subject to any material environmental contamination. However, no assurances can be given that:

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a prior owner, operator or occupant of our leased facilities or the properties we intend to acquire did not create a material environmental condition not known to us which might have been revealed by more in-depth study of the properties; and

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future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in the imposition of environmental liability upon us.

EMPLOYEES

As of January 31, 2002, we had approximately 6,000 employees, including 5,500 full time equivalents. Approximately 650 employees, including 570 full time equivalents, are represented under seven collective bargaining agreements, all of which have remaining terms of two to three years. We have no other employment agreements. We believe relations with our union and non-union employees to be good. The five facilities which we expect to acquire in the pending acquisition are staffed by approximately 250 employees, some of whom are represented by a union; we expect to offer to employ these people when this acquisition closes.

LEGAL PROCEEDINGS

We have a limited operating history and are not currently a party to any legal proceedings, and we are not aware of any material legal proceeding affecting our facilities for which we may become liable.

We may become subject to legal actions and regulatory investigations arising in the normal course of our business. We cannot assure you that such actions or investigations would not have a material adverse effect on our business or financial results.

Management

The following sets forth the names, ages and positions of our executive officers and directors as of February 1, 2002:

Name	Age	Position

Evrett W. Benton	53	President, Chief Executive Officer and Secretary
Rosemary Esposito, RN	58	Senior Vice President, Chief Operating Officer
Gretchen A. Holtz, RN	59	Vice President, Chief Clinical Officer
Maryann Hughes	54	Vice President, Director of Human Resources
Bruce J. Mackey Jr.	31	Treasurer, Chief Financial Officer and Assistant Secretary
Barry M. Portnoy	56	Managing Director (term will expire in 2002)
Gerard M. Martin	67	Managing Director (term will expire in 2003)
Bruce M. Gans, M.D.	55	Director (term will expire in 2004)
John L. Harrington	65	Director (term will expire in 2002)
Arthur G. Koumantzelis	71	Director (term will expire in 2003)

EXECUTIVE OFFICERS

Evrett W. Benton has been our President, Chief Executive Officer and Secretary since our formation. Mr. Benton served as President and Chief Executive Officer of FSQ, Inc. since it began operations in January 2000 until our acquisition of FSQ, Inc. in January 2002. From November 1999 until FSQ, Inc. began operations, Mr. Benton served as a business and legal consultant to Reit Management and Senior Housing in connection with their negotiations with former tenants of Senior Housing who filed for bankruptcy. From November 1997 to November 1999, Mr. Benton was an independent consultant working in the healthcare and real estate industries. From December 1991 to November 1997, Mr. Benton was Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of GranCare, Inc., a publicly owned healthcare services company and a predecessor to Mariner Post-Acute Network, Inc. Prior to December 1991, Mr. Benton was the Managing Partner of the Los Angeles office of the law firm of Andrews & Kurth LLP. Mr. Benton has been a Vice President of Reit Management since September 2000.

Rosemary Esposito, RN, has been our Senior Vice President and Chief Operating Officer since our spin-off from Senior Housing on December 31, 2001. Ms. Esposito served as Senior Vice President and Chief Operating Officer of FSQ, Inc. from February 2001 until our acquisition of FSQ, Inc. in January 2002. Between June 1999 and February 2001, Ms. Esposito was Vice President and Chief Operating Officer of Lenox Healthcare, Inc., a privately owned nursing home chain headquartered in Pittsfield, Massachusetts, that filed for Chapter 11 bankruptcy in November 2000. From December 1996 to June 1999, Ms. Esposito was Vice President of Clinical Services of Lenox Healthcare, Inc. Prior to 1996, Ms. Esposito held senior management positions with Berkshire Health Systems, Inc., an acute care medical center and multi-facility, long-term care company headquartered in Pittsfield, Massachusetts.

Gretchen A. Holtz, RN, has been our Vice President and Chief Clinical Officer since our spin-off from Senior Housing on December 31, 2001. Ms. Holtz served as Vice President and Chief Clinical Officer of FSQ, Inc. from May 2000 until our acquisition of FSQ, Inc. in January 2002. From 1999 until May 2000, Ms. Holtz was a private consultant for various healthcare insurance and referral businesses specializing in elder care services. From 1997 to 1999, Ms. Holtz was Vice President for Clinical Services at the Frontier Group, Inc., a Boston, Massachusetts based private company in the nursing home business. From 1994 to November 1997, Ms. Holtz was National Director of Subacute Services for Sun Healthcare Group, Inc., a publicly owned company which provided healthcare services that filed for Chapter 11 bankruptcy in October 1999.

Maryann Hughes has been our Vice President and Director of Human Resources since our spin-off from Senior Housing on December 31, 2001. Ms. Hughes served as a Vice President and Director of Human Resources for FSQ, Inc. from May 2000 until our acquisition of FSQ, Inc. in January 2002. Between 1996 and May 2000, Ms. Hughes was Senior Vice President of Human Resources for Olympus Healthcare Group, Inc., a privately owned company headquartered in Waltham, Massachusetts in the business of operating nursing homes and rehabilitation hospitals. From 1994 to 1996, Ms. Hughes was Senior Vice President of Health Alliance, a partnership of two acute care hospitals, two nursing homes and other medical services businesses based in Leominster, Massachusetts.

Bruce J. Mackey Jr. has been our Treasurer, Chief Financial Officer and Assistant Secretary since our spin-off from Senior Housing on December 31, 2001. Mr. Mackey served as Treasurer and Chief Financial Officer of FSQ, Inc. from October 2001 until our acquisition of FSQ, Inc. in January 2002. From December 1997 to July 2000, Mr. Mackey was a Controller of Reit Management and from July 2000 to October 2001 he was an Assistant Vice President of Reit Management. Mr. Mackey was elected a Vice President of Reit Management in October 2001. From 1992 to December 1997, Mr. Mackey was an accountant with the firm of Arthur Andersen LLP. Mr. Mackey is a certified public accountant.

DIRECTORS

Barry M. Portnoy has been one of our directors since our formation; he was designated a Managing Director in January 2002. Mr. Portnoy has been one of the Managing Trustees of Senior Housing, HRPT Properties and Hospitality Properties, since each began business in 1999, 1986 and 1995, respectively. Mr. Portnoy has been a director and 50% owner of Reit Management since it began business in 1986. Mr. Portnoy was a director and 50% owner of FSQ, Inc. since it began business in January 2000 until it was acquired by us in January 2002. From 1978 through March 1997, Mr. Portnoy was a partner of the law firm of Sullivan & Worcester LLP, our counsel, and he was Chairman of that firm from 1994 through March 1997.

Gerard M. Martin has been one of our directors since our formation; he was designated a Managing Director in January 2002. Mr. Martin has been one of the Managing Trustees of Senior Housing, HRPT Properties and Hospitality Properties since each began business in 1999, 1986 and 1995, respectively. Mr. Martin has been a director and 50% owner of Reit Management since it began business in 1986. Mr. Martin was a director and 50% owner of FSQ, Inc. since it began business in January 2000 until it was acquired by us in January 2002.

Bruce M. Gans, M.D. has been one of our directors since our spin-off from Senior Housing on December 31, 2001. Dr. Gans has been Executive Vice President and Chief Medical Officer at Kessler Rehabilitation Corporation, a provider of healthcare services headquartered in West Orange, New Jersey, since June 1, 2001. From April 1999 to May 31, 2001, Dr. Gans was Senior Vice President for

Continuing Care and Chairman of Physical Medicine and Rehabilitation at North Shore Long Island Jewish Health System, a provider of healthcare services headquartered in New Hyde Park, New York, and Professor of Physical Medicine and Rehabilitation at the Albert Einstein College of Medicine in New York City. From 1989 through March 1999, Dr. Gans was a Professor and Chairman of the Department of Physical Medicine and Rehabilitation at Wayne State University and a Senior Vice President of the Detroit Medical Center, both located in Detroit, Michigan. Dr. Gans was a trustee of HRPT Properties from October 1995 through October 11, 1999. Dr. Gans served as a trustee of Senior Housing from October 12, 1999 until December 31, 2001, when he resigned to join our Board.

John L. Harrington has been one of our directors since our spin-off from Senior Housing on December 31, 2001. Mr. Harrington has been Executive Director and Trustee of the Yawkey Foundation and a Trustee of the JRY Trust for over five years, and during that period until February 27, 2002, was the Chief Executive Officer of the Boston Red Sox Baseball Club. The Yawkey Foundation and JRY Trust are not-for-profit charitable foundations headquartered in Dedham, Massachusetts. Mr. Harrington was a trustee of HRPT Properties from 1991 through August 1995 and has been a trustee of Hospitality Properties and Senior Housing since those companies became publicly owned in 1995 and 1999, respectively, through the present.

Arthur G. Koumantzelis has been one of our directors since our spin-off from Senior Housing on December 31, 2001. Mr. Koumantzelis has been the President and Chief Executive Officer of Gainesborough Investments LLC, a private investment company, located in Lexington, Massachusetts since June 1998. Since April 2000, he has served as the President, Chief Executive Officer and a member of the Board of Directors of Peponi Investments, LLC, a private company, also located in Lexington, Massachusetts. In addition, Mr. Koumantzelis has served as Treasurer and has been a 33% stockholder of Mosaic Communications Group, LLC, a media company, since December 2000. He is also a Trustee of Milo Trust, Milo Franklin Trust and Lemoni Trust and a member of the Board of Directors of Wang Healthcare Information Systems, Inc.; all of these private companies are headquartered in Massachusetts. From 1990 until February 1998, Mr. Koumantzelis was Senior Vice President and Chief Financial Officer of Cumberland Farms, Inc., a private company headquartered in Canton, Massachusetts, engaged in the convenience store business and the distribution and retail sale of gasoline. Mr. Koumantzelis was a trustee of HRPT Properties from 1992 to 1995, and he has been a trustee of Hospitality Properties and Senior Housing since they became publicly owned in 1995 and 1999, respectively, through the present.

COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors has three committees.

Audit Committee

The audit committee evaluates the performance of, and make recommendations to the Board of Directors as to the selection of, our independent auditors; and it reviews our published financial statements and the adequacy of our internal accounting controls. The members of the audit committee are Messrs. Gans, Harrington and Koumantzelis, each of whom are independent directors as defined by the American Stock Exchange. The audit committee operates under a written charter. Mr. Koumantzelis is the current Chairman of our audit committee.

Compensation Committee

Our entire Board of Directors serves as our compensation committee to review the performance and establish the compensation of our executive officers. The compensation committee also serves as the administrator of our stock option and stock incentive plan described below.

Quality of Care Committee

Our quality of care committee consists of Dr. Gans and Mr. Martin. The quality of care committee periodically meets with our officers and other employees to evaluate the quality of services provided to residents at our facilities. Dr. Gans is the current Chairman of our quality of care committee.

COMPENSATION OF DIRECTORS

We pay each director other than Messrs. Martin and Portnoy an annual fee of $15,000, plus a fee of $500 for each Board meeting attended. In addition, commencing in 2002, each director will automatically receive an annual grant of 1,000 of our common shares at the first meeting of the Board of Directors following each annual meeting of shareholders. Board members are not separately compensated for serving on Board committees; however, we pay the Board member serving as Chairman of our audit committee an additional annual fee of $5,000, and the Board member serving as Chairman of our quality of care committee an additional annual fee of $10,000. We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or Board committees on which they serve. Messrs. Portnoy and Martin do not receive any cash compensation as directors or as members of Board committees, but they do receive the annual share grants and they are reimbursed for their expenses.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our entire Board of Directors serves as our compensation committee. None of our Board members are employees of ours or an employee of any of our subsidiaries.

Our Managing Directors, Messrs. Portnoy and Martin, are owners, directors and employees of Reit Management. Messrs. Benton and Mackey, our President and Treasurer, respectively, are also officers and part-time employees of Reit Management.

Messrs. Portnoy and Martin, our two Managing Directors, are Managing Trustees of Senior Housing, our landlord. All of our directors also serve as trustees of Senior Housing, except for Dr. Gans, who resigned as a trustee of Senior Housing upon completion of our spin-off. Messrs. Portnoy, Martin, Harrington and Koumantzelis are also trustees of Hospitality Properties; Messrs. Portnoy and Martin are also Managing Trustees of HRPT Properties; and Messrs. Harrington and Koumantzelis and Dr. Gans formerly served as trustees of HRPT Properties. Reit Management is the investment manager for Senior Housing, Hospitality Properties and HRPT Properties, and is a party to a shared services agreement with us. Messrs. Portnoy and Martin also own the building where we rent space for our headquarters.

For more information about possible relationships which might impact compensation decisions see below at "Certain relationships".

EXECUTIVE COMPENSATION

Our five highest paid executive officers and the amount of their annual cash compensation are as follows:

	Position	Annual Cash Compensation

Evrett W. Benton	President, Chief Executive Officer and Secretary	$420,000
Rosemary Esposito, RN	Senior Vice President, Chief Operating Officer	$255,000
Gretchen A. Holtz, RN	Vice President, Chief Clinical Officer	$157,500
Maryann Hughes	Vice President, Director of Human Resources	$157,500
Bruce J. Mackey Jr.	Treasurer, Chief Financial Officer and Assistant Secretary	$120,000

We have no employment agreements with any of our executive officers.

Messrs. Benton and Mackey each devote a substantial majority of their business time to providing services to us as officers and employees; however, Messrs. Benton and Mackey also devote some of their business time to providing services to Reit Management unrelated to us. Therefore, in addition to receiving compensation paid by us, Reit Management pays each of Messrs. Benton and Mackey compensation for their services to Reit Management. Neither of Messrs. Benton or Mackey have employment agreements with us or Reit Management.

Except with respect to incentive share awards under Senior Housing's 1999 Incentive Share Award Plan, neither we nor Senior Housing paid during 2000 and 2001, compensation to our executive officers. Their compensation for services to us and Senior Housing was paid by FSQ, Inc. and Reit Management. In each of 2000 and 2001, Mr. Benton, our President and Chief Executive Officer, received a grant of 2,000 restricted shares of Senior Housing, having a value of $17,250 and $26,040, respectively, based upon the share closing prices for Senior Housing's common shares on the New York Stock Exchange on the grant dates. At December 31, 2001, the 4,000 incentive shares granted to Mr. Benton had a value of $55,640, based upon a $13.91 per share closing price for Senior Housing's common shares on the New York Stock Exchange on that date. Each share award provided that one-third of the award vested immediately upon grant and one-third vests on the first and second anniversaries of the grant. Under Senior Housing's plan, if Mr. Benton ceases to be an officer or employee of Reit Management during the vesting period, the Senior Housing common shares which have not yet vested may be repurchased by Senior Housing for nominal consideration. Vested and unvested common shares under Senior Housing's plan are entitled to distributions paid by Senior Housing.

OUR STOCK OPTION AND STOCK INCENTIVE PLAN

We have adopted the Five Star Quality Care, Inc. 2001 Stock Option and Stock Incentive Plan, or the Plan. Under the Plan, we are authorized to grant our employees, officers, directors and other individuals rendering services to us and our subsidiaries equity based awards, including incentive stock options, nonqualified stock options, common shares, restricted common shares and stock appreciation rights. The Plan is administered by our Board compensation committee. The Plan provides that the compensation committee has the authority to select the participants and determine the terms of the stock options and other awards granted under the Plan.

An incentive stock option is not transferable by the recipient except by will or by the laws of descent and distribution. Nonqualified stock options and other awards are transferable only to the extent provided in the agreement relating to such option or award. In the event that termination of employment is due to death or disability, the stock option is exercisable for a maximum of 12 months after such termination. The aggregate number of shares which may be issued under the Plan is 650,000. No awards have been made to date under the Plan and none are expected to be made before the first meeting of the Board of Directors following the annual meeting of our shareholders in 2002.

If you want more information about this plan you should review the copy of the Plan which has been filed as an exhibit to the registration statement of which this prospectus is a part.

OUR SHARED SERVICES AGREEMENT WITH REIT MANAGEMENT

In order that we may have the benefit of certain shared services from Reit Management, including certain services that Reit Management historically provided to FSQ, Inc., we entered a shared services agreement with Reit Management. The following is a summary of the material provisions of the shared services agreement between us and Reit Management. If you want more information, you should read the entire shared services agreement, which has been filed as an exhibit to the registration statement of which this prospectus is part.

General

Under this agreement, Reit Management provides, or assists us with, certain services relating to human resources, management information systems, tax, accounting, property maintenance and repairs, investor relations, acquisitions, dispositions, capital markets advice, office support, cash management, SEC compliance and supervision of our relationship with Marriott.

Compensation to Reit Management

For Reit Management's services rendered to us pursuant to the shared services agreement, we pay Reit Management a fee equal to 0.6% of our total revenues. The fee is paid monthly in advance based upon the prior month's revenues. We also reimburse Reit Management for its reasonable out-of-pocket expenses.

Subordination of Reit Management fees to Senior Housing rent

No fee is paid to Reit Management if any rent we owe Senior Housing is past due or if the fee payment would leave us with insufficient cash, credit facilities or current accounts receivable to make our next scheduled rent payment under our leases with Senior Housing. Unpaid fees accrue, together with interest at the prime rate, and are payable when the condition preventing their payment is no longer in effect or upon termination of, or the occurrence of certain events of default by us under, the shared services agreement. The fees due Reit Management are not subordinated to any of our other obligations.

Conflicts of interest with Senior Housing

We have acknowledged that Reit Management may continue to serve as the investment manager for Senior Housing and we have agreed that, regarding issues and in circumstances where there is a conflict of interest between us and Senior Housing, Reit Management will serve as the investment manager for Senior Housing and will not be required to consider our interests.

Non-competition with Reit Management

We have agreed to afford any public real estate entity Reit Management manages during the term of the shared services agreement the opportunity to acquire or finance any real estate investments of the types in which such entity invests before we do.

Terminations

The initial term of the agreement expires on December 31, 2002, and it renews automatically from year to year unless either we or Reit Management terminate due to default, or provide written notice of termination at least 90 days prior to the termination date.

Indemnification, default and damages

We have agreed to indemnify Reit Management, its owners, directors, officers and employees for any damages, liabilities, losses or out-of-pocket expenses incurred by them in the course of performing services other than any such damage, liability or loss resulting from Reit Management's gross negligence or bad faith. In the event of a termination because of our default we must pay the fees due Reit Management for the remainder of the current term. In the event of Reit Management's default, our remedy is limited to termination of the agreement and we cannot collect damages, except when Reit Management has taken action willfully and in bad faith.

Principal shareholders

The following table sets forth certain information regarding beneficial ownership of our common shares as of February 28, 2002 and as adjusted for this offering (assuming the underwriters do not exercise their over allotment option) of:

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each named executive officer;

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each of our directors;

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all directors and executive officers as a group; and

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each person or group known to us to be the beneficial owner of more than 5% of our common shares based on information available to us on February 28, 2002.

Unless otherwise noted, the address of each beneficial owner listed on the table is c/o Five Star Quality Care, Inc., 400 Centre Street, Newton, Massachusetts 02458, and each beneficial owner has sole voting and investing power over the shares shown as beneficially owned except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

	Percentage of Shares Outstanding
Name	Number of Shares	Before Offering	After Offering

Barry M. Portnoy(1)	172,371.9	3.7%	2.3%
Gerard M. Martin(1)	172,371.9	3.7%	2.3%
Bruce M. Gans, MD	190	*	*
John L. Harrington	150	*	*
Arthur G. Koumantzelis	225.6	*	*
Evrett W. Benton	405	*	*
All directors and executive officers as a group	310,732.6	6.7%	4.1%

*
Less than 1%
(1)
Mr. Martin is the sole stockholder of a corporation which owns 12,371.9 common shares. Mr. Portnoy is the sole stockholder of a separate corporation which owns 12,371.9 common shares. Messrs. Martin and Portnoy are each 50% owners and directors of Reit Management, the investment manager to Senior Housing. Senior Housing, of which Messrs. Martin and Portnoy are Managing Trustees, owns 35,000 common shares. Under some interpretations of applicable law, Messrs. Martin and Portnoy may be deemed to have beneficial ownership of our shares owned by Senior Housing; however, Messrs. Martin and Portnoy disclaim beneficial ownership of the common shares owned by Senior Housing. The numbers in this table includes these 35,000 shares.

Certain relationships

Our creation was, and our continuing business operations are, subject to possible conflicts of interest. These conflicts may have caused, and in the future may cause, our business to be adversely affected. These conflicts and their possible adverse effects upon us include the following:

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All of the persons serving as our directors were trustees of Senior Housing at the time we were created, and four of our directors remain trustees of Senior Housing. We lease 87 facilities from Senior Housing. We believe that our lease terms with Senior Housing are commercially reasonable. Nonetheless, it is possible that, if these leases had been negotiated on an arm's length basis, the rent and other lease terms might be more favorable to us. We also believe that our historical and continuing relationships with Senior Housing will provide us with a competitive advantage in locating business expansion opportunities. Nonetheless, we must afford Senior Housing, HRPT Properties and Hospitality Properties the opportunity to acquire or finance any real estate investments of the type in which Senior Housing, HRPT Properties and Hospitality Properties, respectively, invests before we do. Also, future business dealings between Senior Housing and us could be on less favorable terms than would be possible if there were no historical or continuing management relationships between Senior Housing and us.
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As part of the spin off transaction, HRPT Properties purchased 7,163.7 of our shares for $7.26 per share. HRPT Properties purchased these shares so that it would make a distribution of our shares which it received as a shareholder of Senior Housing on a round lot basis of one of our shares for every 100 shares of HRPT Properties owned. The price paid to us by HPRT Properties was the average of the high and low trading prices of our shares on the day of the spin off, and we believe it represented fair value at that time. Nonetheless, were it not for the relationships among us, Senior Housing and HRPT Properties, it is possible that we may have been able to realize a higher price for this sale.
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Messrs. Portnoy and Martin are our two Managing Directors, and they are the Managing Trustees of Senior Housing. Messrs. Portnoy and Martin formed FSQ, Inc. to manage properties for Senior Housing. Messrs. Portnoy and Martin each received 125,000 of our shares as consideration in the FSQ, Inc. merger. The Board of Trustees of Senior Housing received an opinion dated December 5, 2001 from UBS Warburg LLC, an internationally recognized investment banking firm and one of the underwriters of this offering, to the effect that, as of the date of the opinion and based on and subject to various assumptions, matters considered and limitations described in the opinion, the consideration provided for in the merger was fair, from a financial point of view, to us. The terms of this merger were approved by Senior Housing's trustees other than Messrs. Portnoy and Martin. Nonetheless, it is possible that, if this merger had been negotiated on an arm's length basis, different terms more favorable to us might have been achieved.
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Our Chief Executive Officer and our Chief Financial Officer are currently also officers and employees of Reit Management. These officers devote a substantial majority of their business time to our affairs and the remainder of their business time to Reit Management's business which is separate from us. The current compensation which we pay to these officers reflects their division of business time. Periodically hereafter these individuals may devote a larger percentage of their time to our or Reit Management's affairs and the compensation they receive from us may become disproportionate to their efforts on our behalf. Also, because of this dual employment arrangement we may have to compete with Reit Management for the time and attention of these officers.
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Messrs. Portnoy and Martin own Reit Management. Reit Management is the investment manager for Senior Housing, HRPT Properties and Hospitality Properties, and has other business interests. We have entered a shared services agreement with Reit Management under which Reit Management provides certain administrative services to us similar to the services it provided to FSQ, Inc. before our acquisition of FSQ, Inc. as well as other services which we may require. Under this shared services agreement, we pay Reit Management a fee equal to 0.6% of our total revenues. On a pro forma basis, after giving effect to the spin-off, the new lease for 31 Marriott facilities and the pending acquisition of five facilities, this fee would be $3.1 million for the year ended December 31, 2001. We believe we do, and in the future will, receive fair value for the fee paid to Reit Management. The shared services agreement is terminable upon at least 90 days notice prior to the expiration date of the then current term. However, despite our beliefs and this termination provision, equivalent services might be available from parties other than Reit Management on more favorable terms to us, including for a lesser fee. Also, the fact that Reit Management has responsibilities to other entities, including our landlord, Senior Housing, could create conflicts; and, in the event of such conflicts between Senior Housing and us, the shared services agreement allows Reit Management to prefer its responsibilities to Senior Housing. See "Management—Our Shared Services Agreement with Reit Management".

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Messrs. Portnoy and Martin own the building in which our headquarters is located. As a result of our acquisition of FSQ, Inc. we became obligated for a lease in this building. This lease expires in 2011 and requires rent of $531,069 per year, subject to annual increases of $16,093 per year. We believe that the terms of this lease are commercially reasonable. However, this lease was negotiated at a time when Messrs. Portnoy and Martin simultaneously owned the building and FSQ, Inc., and, accordingly, it was not done on an arm's length basis. If the lease were negotiated on an arm's length basis it is possible that the lease might have been more favorable to FSQ, Inc., and to us after the merger, including for a lesser rent.
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During 2001 FSQ, Inc. provided management services to Senior Housing. FSQ, Inc. received fees under the management agreements of $11.1 million. As a result of our acquisition of FSQ, Inc., we have terminated these management agreements.
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Until March 31, 1997, Mr. Portnoy was a partner in the law firm Sullivan & Worcester LLP, our counsel and counsel to Senior Housing, HRPT Properties, Hospitality Properties, FSQ, Inc., Reit Management and certain of their affiliates. Mr. Portnoy receives payments from Sullivan & Worcester LLP in respect of his retirement.

Federal income tax considerations for non-U.S. persons

The following summary of federal income tax considerations for non-U.S. persons is based on existing law, and is limited to investors who own our common shares as investment assets rather than as inventory or as property used in a trade or business.

The summary does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax law, for example if you are:

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a bank, life insurance company, regulated investment company, or other financial institution,
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a broker or dealer in securities or foreign currency,
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a person who has a functional currency other than the U.S. dollar,
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a person who acquires our common shares in connection with employment or other performance of services,
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a person subject to alternative minimum tax,
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a controlled foreign corporation, a passive foreign investment company, or a foreign personal holding company,

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a person who owns our common shares as part of a straddle, hedging transaction, constructive sale transaction, or conversion transaction, or
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except as specifically described in the following summary, a tax-exempt entity or an expatriate.

This summary is based on applicable of the Internal Revenue Code, or IRC, provisions, related rules and regulations and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Future legislative, judicial, or administrative actions or decisions could affect the accuracy of statements made in this summary. We have not sought a ruling from the IRS with respect to this offering, and we can not assure you that the IRS or a court will agree with the statements made in this summary. In addition, the following summary is not exhaustive of all possible tax consequences, and does not discuss any state, local or foreign tax consequences. For all these reasons, we urge you to consult with a tax advisor about the federal, state, local and non-U.S. income tax and other tax consequences of your acquisition, ownership and disposition of our common shares.

For purposes of this summary, a non-U.S. person for federal income tax purposes is a person other than:

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a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws,
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a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, unless otherwise provided by Treasury regulations,
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an estate the income of which is subject to federal income taxation regardless of its source, or
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a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations, whose status as a non-U.S. person is not overridden by an applicable tax treaty.

DISTRIBUTIONS AND DISPOSITIONS

Distributions on our common shares

At the present time, we do not expect to pay any dividends on our common shares. However, if we do later decide to do so, your tax consequences would generally be as follows.

Dividends paid to you will be subject to withholding of federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts previously withheld by filing an appropriate claim for refund with the IRS. To claim the benefits of an income tax treaty, you are required to satisfy the applicable certification requirements, generally by executing an applicable IRS Form W-8 or substantially similar form.

If the dividends paid to you are effectively connected with the conduct of a trade or business within the United States or, if a treaty so provides, attributable to a permanent establishment of a non-U.S. person within the United States, you will be exempt from withholding tax, provided you provide us or our paying agent with an applicable IRS Form W-8 or a substantially similar form containing your taxpayer identification number. Effectively connected dividend income will be subject to U.S. federal income tax on a net basis at applicable graduated rates. If you are a corporation with effectively connected dividend income you may be subject to an additional branch profits tax at a rate of 30% or a lower rate specified by an applicable income tax treaty.

Dispositions of our common shares

You will generally not be subject to United States federal income tax in respect of gain you recognize on your disposition of our common shares unless:

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the gain is effectively connected with a trade or business carried on within the United States (in which case the branch profits tax discussed above may also apply if you are a corporation) or the gain is attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition to subjecting you to United States income tax on a net basis;
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you are an individual and are present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met;
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you are subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or
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we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or your holding period (in which case the branch profits tax discussed above may also apply if you are a corporation). However, your gain on a disposition of our common shares will not be subject to tax under this rule, if that class of common shares is "regularly traded" as defined by applicable Treasury regulations on an established securities market like the American Stock Exchange, and if you have at all times during the preceding five years owned 5% or less by value of that class of common shares. At this time, we believe that upon completion of our pending acquisition, we will likely become a "United States real property holding corporation" for federal income tax purposes, but can provide no assurance in this regard.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Information reporting and backup withholding may apply to distributions or proceeds paid to our shareholders in the circumstances discussed below. Amounts withheld under backup withholding are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided that you furnish the required information to the IRS. The current backup withholding rate is 30% for the calendar years 2002 and 2003, and is scheduled to gradually decrease to 28% by calendar year 2006.

Distributions on our common shares paid to you during each calendar year, and the amount of tax withheld if any, will generally be reported to you and to the IRS. This information reporting requirement applies regardless of whether you were subject to withholding, or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, distributions and other payments to you on our common shares may be subject to backup withholding, unless you have properly certified your non-U.S. person status on an IRS Form W-8 or substantially similar form. Similarly, information reporting and backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of our common shares if you have properly certified your non-U.S. person status on an IRS Form W-8 or substantially similar form. Even without having executed an IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds that you receive upon the sale, exchange, redemption, retirement or other disposition of our common shares if you receive those proceeds through a broker's foreign office.

Shares eligible for future sale

Upon completion of this offering, we will have 7,624,333 outstanding shares, assuming the issuance of 3,000,000 shares in this offering. Our shares being sold in this offering and substantially all of our currently outstanding shares will be freely transferable, except for shares held by persons that are "affiliates" as defined in the Securities Act of 1933. The Securities Act of 1933 generally defines affiliates as individuals or entities that control, are controlled by, or are under common control with us and may include our officers, directors and principal shareholders. Shares held by affiliates may only be sold pursuant to an effective registration statement under the Securities Act of 1933 or Rule 144 of the Securities Act of 1933. We cannot predict whether substantial amounts of our shares will be sold in the open market following this offering. Under our charter and applicable provisions of Maryland law our Board of Directors may authorize the issuance of an unlimited number of our shares without a vote of shareholders. Sales of substantial amounts of our shares in the public market, or the perception that substantial sales may occur, could adversely affect the market price of our shares.

Description of capital stock

The following description of our capital stock and certain provisions of our charter and bylaws are summaries and are qualified by reference to our charter and our bylaws. Copies of these documents have been filed as exhibits to the registration statement of which this prospectus is a part.

Common shares

Upon completion of the offering, we will have only one class of common shares, $.01 par value per share, of which ten million shares will be authorized and 7,624,333 shares will have been issued. Our charter provides that our Board of Directors, without any action by the shareholders, may amend the charter to increase or decrease the number of our authorized common shares. All of our shares issued in the offering will be duly authorized, fully paid and non-assessable.

The holders of common shares are entitled to one vote for each share held of record on our books for the election of directors and on all matters submitted to a vote of shareholders. The holders of common shares are entitled to receive ratably dividends, if any, when, as and if authorized by our Board of Directors out of assets legally available therefor, subject to any preferential dividend rights of any outstanding preferred shares. Upon our dissolution, liquidation or winding up, the holders of common shares are entitled to receive ratably our net assets available after the payment of all debts and other liabilities, subject to the preferential rights of any outstanding preferred shares. Holders of common shares have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred shares that we may designate and issue in the future. Our charter authorizes our Board of Directors to reclassify any unissued common shares into other classes or series of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. Our charter and our bylaws contain certain provisions that could have the effect of delaying, deferring or preventing a change in our control. See "—Material provisions of Maryland law, our charter and bylaws" below for a description of these provisions.

Preferred shares

We have one million preferred shares authorized. Our Board of Directors is authorized, without further vote or action by the shareholders, to issue from time to time preferred shares in one or more series and to classify or reclassify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series. Prior to issuance of shares of each series, our Board of Directors is required by Maryland law and our charter to set, subject to the provisions of our charter regarding the restrictions on transfer of shares, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Our charter provides that our Board of Directors, without any action by the shareholders, may amend the charter to increase or decrease the number of our authorized preferred shares. The issuance of preferred shares could adversely affect the voting power of holders of common shares and the likelihood that such holders will receive dividend payments or payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We believe that the ability of our Board of Directors to issue one or more series of preferred shares provides us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise.

Transfer agent and registrar

Our transfer agent and registrar for our common shares is EquiServe Trust Company, N.A.

Material provisions of Maryland law, our charter and bylaws

We are organized as a Maryland corporation. The following is a summary of our charter and bylaws and several provisions of Maryland law. Because it is a summary, it does not contain all the information that may be important to you. If you want more information, you should read our entire charter and bylaws, copies of which we have filed as exhibits to the registration statement of which this prospectus is a part, or refer to the provisions of applicable Maryland corporate law summarized below.

Restrictions on share ownership and transfer

Our charter restricts the amount of shares that shareholders may own. These restrictions are intended to assist Senior Housing with REIT compliance under the IRC, and otherwise to promote our orderly governance. All certificates representing our shares will bear a legend referring to these restrictions.

Our charter provides that no person or group of persons acting in concert may own, or be deemed to own by virtue of the attribution provisions of the IRC, more than 9.8% of the number or value of any class or series of our outstanding shares of capital stock. Any person who acquires, or attempts or intends to acquire, actual or constructive ownership of shares of our capital stock that will or may violate this 9.8% ownership limitation must give notice to us and provide us with other information that we may request.

The ownership limitations in our charter are effective against all of our shareholders. However, with the written consent of Senior Housing, our Board of Directors may grant an exemption from the ownership limitation if it is satisfied that: (i) the shareholder's ownership will not cause us or any of our subsidiaries that are tenants of Senior Housing to be deemed a "related party tenant" under the IRC rules applicable to REITs; (ii) the shareholder's ownership will not cause a default under any lease we have outstanding; and (iii) the shareholder's ownership is otherwise in our interest as determined by our Board of Directors in the exercise of its business judgment.

If a person attempts a transfer of our shares in violation of the ownership limitations described above, then that number of shares which would cause the violation will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us. The prohibited owner will not acquire any rights in the shares held in trust, will not benefit economically from ownership of the shares held in trust, will have no rights to distributions and will not possess any rights to vote the shares held in trust. This automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer.

Within 20 days after receiving notice from us that shares have been transferred to the trust, the trustee will sell the shares held in the trust to a person selected by the trustee whose ownership of the shares will not violate the ownership limitations. Upon this sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows:

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The prohibited owner will receive the lesser of:

(1)
the net price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price of the shares on the day of the event causing the shares to be transferred to the trust; and

(2)
the net price received by the trustee from the sale of the shares held in the trust.

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Any net sale proceeds in excess of the amount payable to the prohibited owner shall be paid to the charitable beneficiary.

If, prior to our discovery that shares of our capital stock have been transferred to the trust, a prohibited owner sells those shares, then:

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those shares will be deemed to have been sold on behalf of the trust; and

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to the extent that the prohibited owner received an amount for those shares that exceeds the amount that the prohibited owner was entitled to receive from a sale by the trustee, the prohibited owner must pay the excess to the trustee upon demand.

Also, shares of capital stock held in the trust will be offered for sale to us, or our designee, at a price per share equal to the lesser of:

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the price per share in the transaction that resulted in the transfer to the trust or, in the case of a devise or gift, the market price at the time of the devise or gift; and

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the market price on the date we or our designee accepts the offer.

We will have the right to accept the offer until the trustee has sold the shares held in the trust. The net proceeds of the sale to us will be distributed similar to any other sale by the trustee.

Every owner of 5% or more of any class or series of our shares may be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of the owner, the number of shares of each class and series of our shares which the owner beneficially owns, and a description of the manner in which those shares are held. In addition, each shareholder is required to provide us upon demand with any additional information that we may request in order to assist us and Senior Housing in its determination of its status as a REIT and to determine and ensure compliance with the foregoing share ownership limitations.

The restrictions described above will not preclude the settlement of any transaction entered into through the facilities of the American Stock Exchange or any other national securities exchange or automated inter-dealer quotation system. Our charter provides, however, that the fact that the settlement of any transaction occurs will not negate the effect of any of the foregoing limitations and any transferee in this kind of transaction will be subject to all of the provisions and limitations described above.

These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of our common shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

Possible liability of shareholders for breach of restrictions on ownership

Our facility leases and our shared services agreement are terminable by Senior Housing and Reit Management, respectively, in the event that any shareholder or group of shareholders acting in concert becomes the owner of more than 9.8% of our voting stock without Senior Housing's consent. If a breach of the ownership limitations results in a lease default, the shareholders causing the default may become liable to us or to our other shareholders for damages. These damages may be in addition to the loss of beneficial ownership and voting rights, the transfer to a trust and the forced sale of excess shares described above. These damages may be for material amounts.

Directors

Our charter and bylaws provide that our Board of Directors establishes the number of directors. However, there may not be less than the minimum number required by Maryland law nor more than seven directors. In the event of a vacancy, a majority of the remaining directors will fill the vacancy and the director elected to fill the vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

Our charter divides our Board of Directors into three classes. The initial term of the first class will expire in 2002; the initial term of the second class will expire in 2003; and the initial term of the third class will expire in 2004. Beginning in 2002, shareholders will elect directors of each class for three-year terms upon the expiration of their current terms. Shareholders will elect only one class of directors each year. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, a majority of the votes entitled to be cast will be able to elect all of the successors of the class of directors whose term expires at that meeting.

We believe that classification of our Board will help to assure the continuity of our business strategies and policies. However, our classified Board will also have the effect of making the replacement of our incumbent directors more time consuming and difficult. At least two annual meetings of shareholders are generally required to effect a change in a majority of our Board of Directors.

Our charter provides that a director may be removed only for cause by the affirmative vote of at least 75% of the shares entitled to vote in the election of directors. This provision precludes shareholders from removing incumbent directors unless they can obtain a substantial affirmative vote of shares.

Advance notice of director nominations and other business

Our bylaws provide that nominations of persons for election to our Board of Directors and other business may only be considered at our shareholders meetings if the nominations or other business are included in the notice of the meeting, made or proposed by our Board of Directors or made or proposed by a shareholder who:

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is a shareholder of record at the time of giving notice of the nomination or the business to be considered;

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is a shareholder of record entitled to vote at the meeting at which the nomination or business is to be considered;

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is a shareholder of record at the time of the meeting and physically present in person or by proxy at the meeting to answer questions about the nomination or business; and

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has complied in all respects with the advance notice provisions for shareholder nominations and other business set forth in our bylaws.

Under our bylaws, a shareholder's notice of nominations for director or business to be transacted at an annual meeting of shareholders must be delivered to our secretary at our principal office not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the date of mailing of our notice for the preceding year's annual meeting. In the event that the date of mailing of our notice of the annual meeting is advanced or delayed by more than 30 days from the anniversary date of the mailing of our notice for the preceding year's annual meeting, a shareholder's notice must be delivered to us not earlier than the close of business on the 120th day prior to the mailing of notice of such annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the date of mailing of the notice for an annual meeting, or (2) the 10th day following the day on which we first make a public announcement of the date of mailing of our notice for such meeting. The public announcement of a postponement of the mailing of the notice for an annual meeting or of an adjournment or postponement of an annual meeting to a later date or time will not commence a new time period for the giving of a shareholder's notice. If the number of directors to be elected to our Board of Directors at a shareholders meeting is increased and we make no public announcement of such action or do not specify the size of the increased Board of Directors at least 100 days prior to the first anniversary of the date of mailing of notice for our preceding year's annual meeting, a shareholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if the notice is delivered to our secretary at our principal office not later than the close of business on the 10th day following the day on which such public announcement is made. This provision does not apply to new directors who are elected by the Board of Directors to fill a vacancy, including a vacancy created by Board action which increases the number of directors.

For special meetings of shareholders, our bylaws require a shareholder who is nominating a person for election to our Board of Directors at a special meeting at which directors are to be elected to give notice of such nomination to our secretary at our principal office not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (1) the 90th day prior to such special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting to a later date or time will not commence a new time period for the giving of a shareholder's notice as described above.

Any notice from a shareholder of nominations for director or business to be transacted at a shareholders meeting must be in writing and include the following:

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as to each person nominated for election or reelection as a director, (1) the person's name, age, business and residence addresses, (2) the principal occupation or employment of the person for the past five years, (3) the class and number of shares beneficially owned or owned of record by the person and (4) all other information relating to the person that is required to be disclosed in solicitations of proxies for election of directors or otherwise required by Regulation 14A under the Securities Exchange Act of 1934, as amended, together with the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

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as to other business that the shareholder proposes to bring before the meeting, a brief description of the business, the reasons for considering the business and any interest in the business of the shareholder giving the notice and of the beneficial owner, if any, on whose behalf the proposal is made; and

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as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address of the shareholder and beneficial owner and the class and number of each class of our shares of capital stock which (s) he or they own beneficially and of record.

We may request that any shareholder proposing a nominee for election to our Board of Directors provide, within three business days of such request, written verification of the accuracy of the information submitted by the shareholder.

Meetings of shareholders

The Board of Directors determines the place and time of the annual meeting of shareholders. Special meetings of shareholders may only be called by the majority of the Board of Directors, the chairman of the Board of Directors, if any, the President, or, if permitted under Maryland law, upon the written request of shareholders entitled to cast not less than a majority of all the votes entitled to be cast at that meeting (or such greater proportion we are permitted to specify under Maryland law).

Liability and indemnification of directors and officers

Maryland corporate law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) acts committed in bad faith or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law. In accordance with Maryland corporate law, our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director or officer or (ii) any individual who, while a director and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise, from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her status as a present or former director or officer of ours. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director, at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or a predecessor of ours.

The Maryland corporation statutes require a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The Maryland corporation statutes permit a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceedings to which they may be made a party by reason of their service in those or other capacities unless it is established that:

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the act or omission of the director or officer was material to the matter giving rise to the proceedings and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

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the director or officer actually received an improper personal benefit in money, property or services; or

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in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the corporation statutes of Maryland, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In accordance with Maryland corporate law, our bylaws require us, as a condition to advancing expenses, to obtain:

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a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us as authorized by our bylaws; and

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a written statement by him or her or on his or her behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

Charter amendments and extraordinary transactions

Under Maryland corporate law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless the transaction or amendment is declared advisable by the board of directors and then approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter provides for approval of such matters when they are first declared advisable by our Board of Directors and then approved by the affirmative vote of stockholders holding a majority of the shares entitled to vote on the matter (or such lesser proportion, as is permitted by Maryland law).

Bylaw amendments

As permitted under Maryland corporate law, our bylaws provide that our Board of Directors has the exclusive power to amend the bylaws.

Business combinations

The Maryland corporation statutes contain a provision which regulates business combinations with interested shareholders. Under Maryland corporate law, business combinations such as mergers, consolidations, share exchanges and the like between a Maryland corporation and an interested shareholder or an affiliate of the interested shareholder are prohibited for five years after the most recent date on which the shareholder becomes an interested shareholder. Under the statute, the following persons are deemed to be interested shareholders:

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any person who beneficially owns 10% or more of the voting power of the corporation's shares of capital stock; or

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an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the corporation.

A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by the board of directors.

After the five-year prohibition period has ended, a business combination between a corporation and an interested shareholder or an affiliate of the interested shareholder must be recommended by the board of directors of the corporation and must receive the following shareholder approvals:

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the affirmative vote of at least 80% of the votes entitled to be cast; and

–>
the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of shares other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or by an affiliate or associate of the interested shareholder.

This shareholder approval is not required if the corporation's shareholders receive the minimum price set forth in the Maryland corporation statute for their shares of capital stock and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares of capital stock.

The foregoing provisions of Maryland corporate law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested shareholder becomes an interested shareholder. Our Board of Directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Maryland corporation statutes described in the preceding paragraph, provided that the business combination is first approved by our Board of Directors, including the approval of a majority of the members of our Board of Directors who are not affiliates or associates of such person. This resolution, however, may be altered or repealed in whole or in part at any time.

Control share acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent that the acquisition is approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of capital stock owned by the acquiror, by employees who are also directors of the corporation or by officers of the corporation. Control shares are voting shares of capital stock which, if aggregated with all other shares of capital stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

–>
one-tenth or more but less than one-third;

–>
one-third or more but less than a majority; or

–>
a majority or more of all voting power.

An acquiror must obtain the necessary shareholder approval each time he acquires control shares in an amount sufficient to cross one of the thresholds noted above.

Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares. There is a statutory list of exceptions from the definition of control share acquisition.

A person who has made or proposes to make a control share acquisition, upon satisfaction of the conditions set forth in the statute, including an undertaking to pay expenses, may compel the board of directors of the corporation to call a special meeting of shareholders to be held within 50 days after demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the matter at a shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem any or all of the control shares for fair value determined as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of those shares are considered and not approved. The right of the corporation to redeem any or all of the control shares is subject to conditions and limitations listed in the statute. The corporation may not redeem shares for which voting rights have previously been approved. Fair value is determined without regard to the absence of voting rights for the control shares. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to the following:

–>
shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction; or

–>
acquisitions approved or exempted by a provision in the charter or bylaws of the corporation adopted before the acquisition of shares.

Our bylaws contain a provision exempting any and all acquisitions by any person of our shares of capital stock from the control share acquisition statute. However, this provision may be amended or eliminated at any time in the future.

Anti-takeover effect of Maryland law and of our charter and bylaws

The following provisions in our charter and bylaws and in Maryland law could delay or prevent a change in our control:

–>
the limitation on ownership and acquisition of more than 9.8% of our shares of capital stock;

–>
the ability of our Board of Directors, without a shareholders' vote, to authorize and issue additional shares, including additional classes of shares with rights defined at the time of issuance;

–>
the classification of our Board of Directors into classes and the election of each class for three-year staggered terms;

–>
the requirement of cause and a 75% vote of shareholders for removal of our directors;

–>
the provision that the number of our directors may be fixed only by vote of our Board of Directors and that a vacancy on our Board of Directors may be filled by a majority of our remaining directors;

–>
the advance notice requirements for shareholder nominations for directors and other proposals; and

–>
the business combination provisions of Maryland law, if the applicable resolution of our Board of Directors is rescinded or if our Board of Directors' approval of a combination is not obtained.

Underwriting

We and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, First Union Securities, Inc. and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

UBS Warburg LLC
First Union Securities, Inc. (1)
Jefferies & Company, Inc.

Total	3,000,000

(1)
First Union Securities, Inc. is acting under the trade name Wachovia Securities.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional 450,000 shares at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 450,000 shares.

	No Exercise	Full Exercise

Per Share	$	$
Total

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $500,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                        per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                        per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We and each of our Managing Directors and Senior Housing have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC, subject to limited exceptions.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either "covered short sales" or "naked short sales." "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

Some of the underwriters engage in transactions with us and our subsidiaries in the ordinary course of business. UBS Warburg LLC delivered an opinion to the Board of Trustees of Senior Housing as to the fairness, from a financial point of view, to us of the consideration provided to Messrs. Martin and Portnoy in the FSQ, Inc. merger. UBS Warburg LLC also acted as Senior Housing's financial advisor in connection with the purchase of 31 Marriott facilities.

Legal matters

Sullivan & Worcester LLP, Boston, Massachusetts, is counsel to us in connection with this offering. Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, will issue an opinion about the legality of the shares we are offering. Dewey Ballantine LLP, New York, New York, is counsel to the underwriters in connection with this offering. Barry M. Portnoy was a partner of the firm of Sullivan & Worcester LLP until March 31, 1997, and is one of our Managing Directors, a Managing Trustee of Senior Housing and a director and 50% owner of Reit Management. Sullivan & Worcester LLP represents Senior Housing, Reit Management and their affiliates on various matters.

Experts

The consolidated financial statements of Five Star Quality Care, Inc. at December 31, 2001 and 2000, and for the year ended December 31, 2001 and the period April 27, 2000 (inception) through December 31, 2000, the combined financial statements and schedule of Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network, Inc.) at December 31, 2000 and 1999 and for the years then ended, the consolidated financial statements of ILM II Senior Living, Inc. and subsidiary at August 31, 2000 and for each of the two years in the period ended August 31, 2000 and the financial statements of ILM II Lease Corporation at August 31, 2000, and for each of the two years in the period ended August 31, 2000, all appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The combined financial statements and schedule of the Forty-Two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. at December 31, 2000 and 1999, and for each of the years in the two year period ended December 31, 2000, appearing in this prospectus and registration statement have been audited by KPMG LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust at December 28, 2001, and December 29, 2000, and for the years ended December 28, 2001, December 29, 2000, and December 31, 1999, appearing in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto appearing elsewhere herein, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

The financial statements and financial statement schedule of ILM II Senior Living Inc. as of August 31, 2001 and for the year ended August 31, 2001 and the financial statements of ILM II Lease Corporation as of August 31, 2001 and the year ended August 31, 2001 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and any amendments thereto) under the Securities Act of 1933 with respect to the shares being offered pursuant to this prospectus. This prospectus is part of this registration statement and does not contain all of the information set forth in the registration statement. Statements contained in this prospectus as to the content of any agreement or other document filed or incorporated by reference as an exhibit are not necessarily complete, and you should consult a copy of those contracts or other documents filed or incorporated by reference as exhibits to the registration statement. For further information regarding us, please read the registration statement and the exhibits and schedules thereto.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC.

You may read and copy the registration statement and its exhibits and schedules or other information on file at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Information filed by us with the SEC can be copied at the SEC's Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Page

Five Star Quality Care, Inc. Unaudited Pro Forma Financial Statements
Introduction to Unaudited Pro Forma Financial Statements	F-3
Unaudited Pro Forma Consolidated Balance Sheet at December 31, 2001	F-4
Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2001	F-5
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-6
Five Star Quality Care, Inc. Historical Financial Statements
Report of Independent Auditors	F-10
Consolidated Balance Sheets at December 31, 2001 and 2000	F-11
Consolidated Statements of Operations for the year ended December 31, 2001 and the period from April 27, 2000 (Inception) through December 31, 2000	F-12
Consolidated Statement of Shareholders' Equity for the year ended December 31, 2001 and the period April 27, 2000 (Inception) through December 31, 2000	F-13
Consolidated Statements of Cash Flows for the year ended December 31, 2001 and the period from April 27, 2000 (Inception) through December 31, 2000	F-14
Notes to Consolidated Financial Statements	F-15
Combined Financial Statements of the Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. (Integrated Predecessor)
Independent Auditors' Report	F-22
Combined Balance Sheet at December 31, 2000 and 1999	F-23
Combined Statements of Operations for the years ended December 31, 2000 and 1999	F-24
Combined Statements of Changes in Net Equity (Deficit) of Parent Company for the years ended December 31, 2000 and 1999	F-25
Combined Statements of Cash Flows for the years ended December 31, 2000 and 1999	F-26
Notes to Combined Financial Statements	F-27
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2000 and 1999	F-37
Combined Financial Statements of Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Mariner Predecessor)
Report of Independent Auditors	F-38
Combined Balance Sheets at December 31, 2000 and 1999	F-39
Combined Statements of Operations for each of the two years ended December 31, 2000 and 1999	F-40
Combined Statements of Divisional Equity (Deficit) for each of the two years ended December 31, 2000 and 1999	F-41
Combined Statements of Cash Flows for each of the two years ended December 31, 2000 and 1999	F-42
Notes to Combined Financial Statements	F-43
Schedule II—Valuation and Qualifying Accounts for each of the years ended December 31, 2000 and 1999	F-52
Consolidated Financial Statements of CSL Group, Inc. and Subsidiaries as Partitioned For Sale to SNH/CSL Properties Trust
Report of Independent Public Accountants	F-53
Consolidated Balance Sheets at December 28, 2001 and December 29, 2000	F-54
Consolidated Statements of Operations for the three fiscal years ended December 28, 2001 December 29, 2000 and December 31, 1999	F-55
Consolidated Statements of Equity for the three fiscal years ended December 28, 2001 and December 29, 2000 and December 31, 1999	F-56
Consolidated Statements of Cash Flows for the three fiscal years ended December 28, 2000, December 29, 2000 and December 31, 1999	F-57

INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma balance sheet at December 31, 2001, presents the financial position of Five Star Quality Care, Inc. as if its merger with FSQ, Inc., the commencement of its lease of 31 Marriott facilities from Senior Housing, its offering of 3,000,000 shares of its common stock and its pending acquisition of five senior living communities had been completed as of December 31, 2001, as described in the notes thereto. The unaudited pro forma statement of operations for the year ended December 31, 2001, present the results of operations of Five Star Quality Care, Inc. as if these transactions and its spin-off from Senior Housing had been completed as of January 1, 2001, as described in the notes thereto.

These unaudited pro forma financial statements do not represent our financial condition or results of operations for any future date or period. Actual future results may be materially different from pro forma results. Differences could arise from many factors, including, but not limited to, those related to our operations as a separate public company, competition in our business, the impact of changes to rates under Medicare and Medicaid reimbursement programs, our ability to successfully attract residents to our facilities, our ability to control operating expenses, our capital structure, the timing of our success or failure in closing the pending acquisition, this offering and other changes. These unaudited pro forma financial statements should be read in connection with our audited financial statements and the related Management's discussion and analysis of financial condition and results of operations included elsewhere in this prospectus. In connection with these unaudited pro forma financial statements, you should read the financial statements of the 31 Marriott facilities, as owned and operated by Crestline, which are also included in this prospectus and are entitled CSL Group, Inc. and Subsidiaries as Partitioned For Sale to SNH/CSL Properties Trust and the financial statements of ILM II Senior Living, Inc. and ILM II Lease Corporation, the owner and operator, respectively, of the five communities we intend to acquire.

Five Star Quality Care, Inc.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
At December 31, 2001
(amounts in thousands, except per share amounts)

			Adjustments
	Historical	FSQ Merger	Lease of 31 Marriott Facilities	This Offering	Pro Forma	Pending Acquisition	Pro Forma

		(A)	(B)	(C)		(D)
Assets
Current assets
Cash and cash equivalents	$24,943	$—	$5,665	$23,378	$53,986	$(46,000)	$7,986
Accounts receivable, net	36,436	—	6,537	—	42,973	—	42,973
Prepaid expenses and other	3,750	97	—	—	3,847	—	3,847

Total current assets	65,129	97	12,202	23,378	100,806	(46,000)	54,806
Fixed assets, net	2,914	955	—	—	3,869	46,000	49,869

Total assets	$68,043	$1,052	$12,202	$23,378	$104,675	$—	$104,675

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued expenses	$7,141	$414	$—	$—	$7,555	$—	$7,555
Accrued compensation	5,288	549	—	—	5,837	—	5,837
Accrued real estate taxes	1,485	—	—	—	1,485	—	1,485
Due to affilates, net	2,232	1,043	—	—	3,275	—	3,275
Other liabilities	1,664	—	—	—	1,664	—	1,664

Total current liabilities	17,810	2,006	—	—	19,816	—	19,816
Long term liabilities	—	—	12,202	—	12,202	—	12,202
Shareholders' equity	50,233	(954)	—	23,378	72,657	—	72,657

Total liabilities and shareholders' equity	$68,043	$1,052	$12,202	$23,378	$104,675	$—	$104,675

See accompanying notes.

Five Star Quality Care, Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2001

(amounts in thousands, except per share amounts)

				Lease of 31 Marriott Facilities							Pending Acquisition
		Spin-Off and FSQ Merger Adjustments
								This Offering
	Historical			Historical		Adjustments			Pro Forma		Historical		Adjustments		Pro Forma

				(J)				(P)			(Q)
Revenues	$229,235	$—		$277,499		$—		$—	$506,734		$14,217		$—		$520,951
Expenses
Property level operating costs and expenses	211,850	—		185,042		—		—	396,892		8,505		—		405,397
Depreciation and amortization	1,274	(868)	(E)	24,155		(24,155)	(K)	—	406		313		722	(R)	1,441
General and administrative	15,627	(3,298)	(F)	20,115		(307)	(L)	—	32,137		1,462		(1,377)	(S)	32,222
Rent	—	7,000	(G)	—		63,000	(M)	—	70,000		4,579		(4,579)	(T)	70,000
FF&E Rent	—	—		—		7,354	(N)	—	7,354		—		—		7,354
Interest, net	(43)	43	(H)	19,335		(19,335)	(O)	—	—		—		—		—

Total expenses	228,708	2,877		248,647		26,557		—	506,789		14,859		(5,234)		516,414

Income (loss) before income taxes	527	(2,877)		28,852		(26,557)		—	(55)		(642)		5,234		4,537
Provision for income taxes	—	(823)	(U)	10,098	(U)	(9,295)	(U)	—	(20)	(U)	(225)	(U)	1,832	(U)	1,587	(U)

Net income (loss)	$527	$(2,054)		$18,754		$(17,262)		$—	$(35)		$(417)		$3,402		$2,950

Weighted average shares outstanding	4,374	250	(I)					3,000	7,624						7,624
Earnings per share	$0.12								$.00						$0.39

See accompanying notes.

Five Star Quality Care, Inc.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share amounts)

Pro Forma Balance Sheet Adjustments

A.
On January 2, 2002, we acquired FSQ, Inc. by merger. The consideration we paid for FSQ was 250,000 shares which are valued at $7.50 per share, or a total of $1,875, which price is based upon the average of the high and low price of our shares on the day of the merger.

  Because FSQ, Inc. had no revenue producing activity other than through its management arrangement with us, we view the merger for accounting purposes as a termination of a management contract rather than a business combination. Under this accounting, the consideration we paid, plus liabilities we assumed in excess of the fair value of the assets we acquired is recorded as an expense incurred to terminate a contract. For purposes of these pro forma statements, we have valued the assets acquired in the FSQ, Inc. merger based on their depreciated cost, which results in a charge of $2,829 calculated as follows:

Number of shares issued in the FSQ, Inc. merger	250,000
Multiplied by the average of the high and low price of our stock on the day of the merger	$7.50

Value of consideration paid	$1,875
Add: FSQ, Inc. liabilities	2,006
Less: fair value of acquired assets of FSQ, Inc.	(1,052)

Total charge	$2,829

  Pursuant to Rule 11-02 of Regulation S-X, this charge has not been reflected on the pro forma income statement because it is not expected to recur.

B.
On January 11, 2002, our lease of 31 Marriott facilities from Senior Housing commenced. In connection with this lease, we acquired receivables due from Marriott as manager of these facilities and other current assets of $6,537, and we assumed long term operating liabilities of $12,202, consisting primarily of refundable resident deposits for future services. The net amount paid to us was:

Long term liabilities assumed	$12,202
Receivables acquired	(6,537)

Net cash received from Senior Housing	$5,665

C.
Represents our proposed issuance of 3 million common shares as follows:

Gross proceeds from proposed issuance of 3,000,000 common shares at an assumed public offering price of $8.29 per share	$24,870
Underwriters' discount and other offering costs, estimated	1,492

Net proceeds	$23,378

D.
Represents our cash purchase of fixed assets in the pending acquisition, calculated as follows:

Contract purchase price	$45,500
Estimated closing costs	500

Total	$46,000

Pro Forma Statement of Operations

E.
As part of the spin off from Senior Housing, we transferred substantially all of our real and personal property to Senior Housing, and then leased that property, and certain ancillary property was transferred by Senior Housing to us. This adjustment represents the elimination of historical depreciation expense from the real and personal property transferred by us to Senior Housing net of the depreciation expense from the real estate transferred to us, and the addition of depreciation expense related to fixed assets acquired by us in the FSQ, Inc. merger, calculated as follows:

Elimination of historical depreciation expense on assets transferred from us, net of depreciation expense on real estate transferred to us	$(1,096)
Addition of FSQ, Inc. depreciation	228

Total adjustment	$(868)

F.
In connection with our stabilization of facilities' operations which we assumed from former tenants of Senior Housing, we incurred certain costs which are not expected to recur. Also, as required by REIT tax rules applicable to Senior Housing and us during 2001, we engaged FSQ, Inc. to manage our facilities, and FSQ, Inc. purchased certain services from Reit Management. Since our acquisition of FSQ, Inc. we manage our facilities directly and have entered a shared services agreement with Reit Management to purchase the services previously provided by Reit Management to FSQ, Inc. The net adjustment to our general and administrative costs is intended to reflect these charges and is calculated as follows:

Elimination of costs related to Senior Housing's repossession of Mariner and Integrated facilities and our stabilization of operations which are not expected to recur(1)		$(4,167)
Elimination of management fees paid to FSQ, Inc. during 2001		(11,460)
Addition of FSQ, Inc. expenses		10,954
Shared service fee:
Pro forma revenues	$229,235	1,375
Contract rate	0.6%	1,375

Total adjustment		$(3,298)

      (1)
      These costs represent payments to third parties to convert financial and patient data previously maintained by Mariner and Integrated to our systems.

G.
Our lease for 56 facilities requires minimum rent payments of $7 million per year to Senior Housing. In addition to minimum rent under this lease, beginning in 2004 we must pay percentage rent payments equal to three percent (3%) of net patient revenues at each leased facility in excess of net patient revenues at such facility during 2003.

H.
Represents elimination of interest, net on mortgage debts and related compensating cash balances on properties transferred to Senior Housing, which debts Senior Housing assumed as part of the spin-off.

I.
Represents shares issued as consideration in the FSQ, Inc. merger.

J.
Represents the 2001 historical operating revenue and facility operating expenses for the 31 Marriott facilities which we began to lease on January 11, 2002. The 31 Marriott facilities' results are accounted for on the basis of 13 four-week periods per fiscal year. Amounts presented as 2001 and related adjustments represent the period from December 30, 2000, through December 28,

  2001. General and administrative expenses include management fees paid to Marriott under the terms of its management agreements.

K.
Represents the elimination of historical depreciation and amortization expense related to the 31 Marriott facilities. These facilities were acquired by Senior Housing and leased to us. Accordingly, depreciation and amortization expense will be incurred by Senior Housing.

L.
Represents the elimination of historical expenses incurred by the former owner of the 31 Marriott facilities, and the addition to our shared services agreement fee applicable to these operations:

Elimination of corporate expenses of seller		$(1,972)
Shared services fee:
Pro forma revenues	$277,499
Contract rate	0.6%
Total adjustment		$(307)
M.
Our lease for the 31 Marriott facilities requires minimum rent payments of $63 million per annum. In addition to minimum rent under this lease, beginning in 2003 we must make percentage rent payments to Senior Housing in an amount equal to five percent (5%) of net patient revenues at each leased facility in excess of net patient revenues at such facility during 2002.

N.
Represents deposits made into reserves for capital improvements in accordance with the management agreements for the 31 Marriott facilities and which, under our lease with Senior Housing, will be paid to Senior Housing as additional rent.

O.
Represents the elimination of historical interest expense. Incident to its acquisition of the 31 Marriott facilities, Senior Housing prepaid or assumed this debt and the obligation for this expense.

P.
Represents our issuance of 3,000,000 shares in this offering.

Q.
Represents historical operating revenues and facility operating expenses of the five facilities we expect to acquire. Amounts presented are for the seller's year ended November 30, 2001.

R.
Represents elimination of historical depreciation expense and the addition of our depreciation expense based upon the anticipated purchase price plus estimated closing costs totaling $46,000:

Elimination of historical depreciation expense on five communities to be acquired	$(313)
Addition of depreciation expense based on anticipated purchase price plus estimated closing costs	1,035

Total adjustment	$722

S.
Represents the elimination of historically incurred general and administrative costs of the seller of the five communities to be acquired net of our additional costs under our shared services agreement calculated as follows:

Elimination of seller's general and administrative expenses		$(1,462)
Shared services fee:
Pro forma revenues	14,217
Contract rate	0.6%	85

Total adjustment		$(1,377)

T.
Represents the elimination of historically incurred rental expense. These five communities will be owned by us without a lease obligation.

U.
The pro forma tax provision is based on a blended federal and state income tax rate of 35%.

REPORT OF INDEPENDENT AUDITORS

To the Directors and Shareholders of
Five Star Quality Care, Inc.

We have audited the accompanying consolidated balance sheets of Five Star Quality Care, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2001 and the period April 27, 2000 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Five Star Quality Care, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the year ended December 31, 2001 and the period April 27, 2000 (inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                      /s/ Ernst & Young LLP

Boston, Massachusetts
February 22, 2002

Five Star Quality Care, Inc.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share and per share amounts)

	December 31,
	2001	2000

Assets
Current assets:
Cash and cash equivalents	$24,943	$—
Accounts receivable, net of allowance of $3,787 at December 31, 2001	36,436	—
Prepaid expenses and other current assets	3,750	—

Total current assets	65,129	—
Net investment in facilities' operations	—	29,046
Property and equipment, net	2,914	25,742

	$68,043	$54,788

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$7,141	$—
Accrued compensation and benefits	5,288	—
Due to affiliates, net	2,232	—
Accrued real estate taxes	1,485	—
Note payable	—	100
Other current liabilities	1,664	—

Total current liabilities	17,810	100
Commitments and contingencies
Shareholders' equity:
Preferred stock, par value $0.01: 1,000,000 shares authorized, none issued	—	—
Common stock, par value $0.01: 10,000,000 shares authorized, 4,374,334 shares issued and outstanding as of December 31, 2001 and 3,000 shares authorized, 1,000 shares issued and outstanding, as of December 31, 2000	44	—
Additional paid-in-capital	50,978	56,004
Accumulated deficit	(789)	(1,316)

Total shareholders' equity	50,233	54,688

	$68,043	$54,788

See accompanying notes.

Five Star Quality Care, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share amounts)

	Year Ended December 31, 2001	Period April 27, 2000 (Inception) through December 31, 2000

Revenues:
Net patient revenues	$229,235	$—
Income from facilities' operations	—	2,520

Total revenues	229,235	2,520
Expenses:
Wages and benefits	138,883	—
Other operating expenses	72,967	—
General and administrative	15,627	3,519
Depreciation	1,274	317

Total expenses	228,751	3,836

Operating income (loss)	484	(1,316)
Interest income, net	43	—

Net income (loss) before income taxes	527	(1,316)
Provision for income taxes	—	—

Net income (loss)	$527	$(1,316)

Weighted average shares outstanding	4,374	4,374

Earnings (loss) per share	$0.12	$(0.30)

See accompanying notes.

Five Star Quality Care, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the year ended December 31, 2001 and the period April 27, 2000 (Inception) through
December 31, 2000
(amounts in thousands, except share amounts)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total

Balance at April 27, 2000	1,000	$—	$1	$—	$1
Contribution from Senior Housing, net	—	—	56,003	—	56,003
Net loss	—	—	—	(1,316)	(1,316)

Balance at December 31, 2000	1,000	—	56,004	(1,316)	54,688
Issuance of shares, pursuant to spin-off	4,373,334	44	189	—	233
Distribution to Senior Housing, net	—	—	(5,215)	—	(5,215)
Net income	—	—	—	527	527

Balance at December 31, 2001	4,374,334	$44	$50,978	$(789)	$50,233

See accompanying notes.

Five Star Quality Care, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year Ended December 31, 2001	Period April 27, 2000 (inception) through December 31, 2000

Cash flows from operating activities:
Net income (loss)	$527	$(1,316)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation	1,274	317
Amortization	47	—
Provision for bad debt	1,587	—
Income from facilities' operations	—	(2,520)
Changes in assets and liabilities:
Accounts receivable	9,571	—
Prepaid expenses and other current assets	(2,685)	—
Accounts payable and accrued expenses	(4,905)	—
Accrued compensation and benefits	(492)	—
Due to affiliates, net	2,232	—
Other current liabilities	(8,316)	—

Cash used in operating activities	(1,160)	(3,519)

Cash flows from investing activities:
Real estate acquisitions	—	(2,300)
Investment in facilities' operations	—	(38,530)
Equipment purchases	(2,176)	—

Cash used in investing activities	(2,176)	(40,830)

Cash flows from financing activities:
Payment of deferred financing costs	(1,016)	—
Proceeds from note payable	—	100
Proceeds from mortgage payable	9,100	—
Proceeds from issuance of common stock	233	1
Owners contribution, net	12,783	44,248

Cash provided by financing activities	21,100	44,349

Increase in cash and cash equivalents	17,764	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at facilities' operations, beginning of period	7,179	—

Cash and cash equivalents at end of period	$24,943	$—

Non-cash investing and financing activities:
Contribution of real estate and related property from Senior Housing	$(2,232)	$(23,759)
Distribution of real estate and other assets to Senior Housing	29,330	—
Liabilities assumed by facilities' operations	—	12,004
Assumption of mortgage payable by Senior Housing	(9,100)	—

See accompanying notes.

Five Star Quality Care, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001
(amounts in thousands, except per share amounts)

1.    Organization

Five Star Quality Care, Inc. (the "Company") was organized on April 27, 2000, as a wholly owned subsidiary of Senior Housing Properties Trust ("Senior Housing"). The Company was formed under Delaware law in 2000 and reincorporated under Maryland law on September 20, 2001. Effective July 1, 2000, the Company assumed the operations of healthcare facilities from two former tenants of Senior Housing.

On December 31, 2001, Senior Housing distributed 4,342 of the Company's common shares to its shareholders (the "Spin-Off"). Additionally, the Company sold 32 common shares to Senior Housing and HRPT Properties Trust ("HRPT"). Concurrent with the Spin-Off, the Company entered into a lease agreement with Senior Housing for 56 healthcare facilities. The Company also entered into a transaction agreement to govern the initial capitalization and other events related to the Spin-Off. Pursuant to the transaction agreement, the Company's initial capitalization of $50,000 was provided by Senior Housing. In connection with the Spin-Off, the Company (i) transferred title to seven properties and other assets with a net book value at December 31, 2001 of $29,330 to Senior Housing, (ii) conveyed a mortgage of $9,100 at December 31, 2001 to Senior Housing and (iii) obtained title to two properties with a net book value of $2,232 at December 31, 2001 from Senior Housing.

2.    Summary of Significant Accounting Policies

Basis of presentation.    The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All intercompany transactions have been eliminated.

The Company was owned by Senior Housing until December 31, 2001 and transactions are presented on Senior Housing's historical basis. Prior to December 31, 2001, substantially all of the income from the facilities' operations received by the Company was deposited in and commingled with Senior Housing's general funds, and Senior Housing provided funds for working capital and other cash required by the Company. General and administrative expenses are comprised of costs incurred by Senior Housing and charged to the Company primarily based on a specific identification basis, which in the opinion of management is reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity.

The facilities operations commenced by the Company on July 1, 2000 were initially subject to completion of state and Federal regulatory processes, which were substantially completed on December 31, 2000. As a result, for the period July 1, 2000 through December 31, 2000, the facilities were accounted for using the equity method. Net income from these operations for the period prior to December 31, 2000, is reported as income from facilities' operations in the Consolidated Statements of Operations and the capital invested in these operations as of December 31, 2000, is included in net investment in facilities' operations on the Consolidated Balance Sheets.

Cash and cash equivalents.    Highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

Property and equipment.    Fixed assets are stated at cost. Depreciation of property and equipment is expensed on a straight-line basis over the estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property.

Impairment of long lived assets.    Impairment losses are recognized when indicators of impairment are present and the undiscounted cash flow estimated to be generated by the Company's investments is less than the carrying amount of such investments. The amount of impairment loss, if any, is determined by comparing the carrying amount of the Company's investment to its estimated fair value.

Income taxes.    Prior to December 31, 2001, substantially all of the Company's taxable income was included in the taxable income of Senior Housing for federal income tax purposes. Senior Housing qualifies as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended ("IRC"), and, prior to December 31, 2001, the Company was a subsidiary of Senior Housing. A portion of the Company's income generated by subsidiaries is subject to federal income taxes. These subsidiaries generated tax losses in both 2001 and 2000.

Use of estimates.    Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the amounts reported in these financial statements. Actual results could differ from these estimates.

Per common share amounts.    Earnings per share has been presented as if the shares outstanding at December 31, 2001 were outstanding as of April 27, 2000. The Company has no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Revenues.    The Company's revenues are derived primarily from providing healthcare services to residents. Approximately 76% of 2001 revenues was derived from payments under Federal and state medical assistance programs. The Company accrues for revenues when services are provided at standard charges adjusted to amounts estimated to be received under governmental programs and other third-party contractual arrangements. Revenues are reported at their estimated net realizable amounts and are subject to audit and retroactive adjustment. As of December 31, 2001 the Company had an allowance for doubtful accounts which totaled $3,787. During 2001, the Company increased its allowance for doubtful accounts by $3,283 and wrote off $1,696 of accounts receivable as uncollectable.

Amounts due from the Federal government Medicare program were $14,020 at December 31, 2001. Amounts due from various state Medicaid programs were $17,979 at December 31, 2001. Of these balances approximately $1,800 is expected to be paid to Integrated Health Services Inc. ("IHS") for the Company's account. The Company believes IHS will pay these funds pursuant to its contractual obligation approved by the Bankruptcy Court. However, IHS remains in bankruptcy proceedings and its record keeping and payment processing has not been timely.

New accounting pronouncements.    In 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets" and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company will adopt these pronouncements as of January 1, 2002. The Company expects the adoption of these standards will not have a material effect on the Company's financial position or results of operations.

3.    Net Investment in Facilities' Operations

The Company assumed operating responsibility for the healthcare facilities effective July 1, 2000, pending final regulatory approvals required in the healthcare industry. Former tenants of Senior

Housing performed these licensed services until January 1, 2001. Because all approvals had not been received by December 31, 2000, net income from these facilities is reflected as income from facilities' operations in the Consolidated Statements of Operations for the period April 27, 2000 (Inception) through December 31, 2000. The capital invested in these operations as of December 31, 2000, is included in net investment in facilities' operations in the Consolidated Balance Sheets.

Summary financial data for these facilities' operations is as follows:

December 31, 2000		July 1 through December 31, 2000

Current assets	$55,938	Revenues	$114,483
Property and equipment, net	2,399	Expenses	111,963

	$58,337	Income from facilities' operations	$2,520

Current liabilities	$29,291
Net investment in facilities' operations	29,046

	$58,337

4.    Property and Equipment

Property and equipment, at cost, consists of the following as of December 31, 2001 and 2000:

	2001	2000

Land	$237	$2,949
Building and improvements	1,999	20,584
Furniture, fixtures and equipment	885	2,526

	3,121	26,059
Accumulated depreciation	(207)	(317)

	$2,194	$25,742

5.    Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001, and 2000 are:

	2001	2000

Deferred tax assets (liabilities)
Allowance for doubtful accounts	$1,325	$65
Net operating loss carryforward	168	66
Property and equipment	1,977	(37)

Net deferred tax assets before valuation allowance	3,470	94
Valuation allowance	(3,470)	(94)

Net deferred tax assets	$—	$—

During 2001 and 2000, some of the Company's subsidiaries were taxable entities separate from Senior Housing and generated net operating loss carryforwards for tax purposes. These subsidiary net operating loss carryforwards totaled $479 and $189 at December 31, 2001 and 2000 respectively, and may be used under certain conditions to reduce future taxable income of the Company. These net operating loss carryforwards will expire beginning in 2015, if unused.

During 2001 and 2000, the Company and certain of its subsidiaries were part of Senior Housing for federal tax purposes. These subsidiaries contributed expenses in excess of revenues for tax purposes to Senior Housing during 2001 and 2000. Some of the temporary differences between such excess and the Company's book income in 2001 and 2000 are expected to reverse in future periods when the Company is a separate consolidated group (i.e., after the Spin-Off). Such temporary differences totaled approximately $1,400 as of December 31, 2001, and relate primarily to the allowance for doubtful accounts.

In connection with the Spin-Off, Senior Housing contributed assets to the Company with tax basis in excess of book basis; the tax effect of this temporary difference was approximately $1,900 as of December 31, 2001.

A full valuation allowance has been recorded in the accompanying financial statements to offset the net deferred tax asset because its future realizability is uncertain.

The blended statutory federal and state income tax rates applicable to the Company of 35% in 2001 and 2000 was fully offset by the change in valuation allowances for those periods.

6.    Transactions with Affiliates

On October 1, 2000, the Company entered into third party management agreements with FSQ, Inc. to manage the operations of its facilities. Messrs. Martin and Portnoy, the Company's Managing Directors, own FSQ, Inc. During 2001 and 2000, management fees paid to FSQ, Inc. by the Company totaled approximately $11,500 and $5,100, respectively. As of December 31, 2001, the Company was owed approximately $1,000 from FSQ, Inc. for amounts advanced by the Company on its behalf. This amount was satisfied as part of the merger of FSQ, Inc. into the Company which occurred on January 2, 2002.

During 2000, HRPT, an affiliate of Senior Housing, foreclosed on a mortgage with a principal balance outstanding of $2,400 that had been in default. The collateral security for this mortgage was an assisted living facility in the vicinity of a nursing home operated by the Company. In November 2000, a subsidiary of the Company purchased the former collateral from HRPT for $2,300, its appraised value.

Pursuant to the Spin-Off transaction agreement, Senior Housing agreed to contribute $50,000 of net working capital to the Company on December 31, 2001. Amounts were estimated on December 31, 2001 and the transaction agreement provided that a true up of amounts contributed would be completed subsequent to the year end. The amount owed to Senior Housing by the Company is approximately $3,300 as of December 31, 2001.

Pursuant to the Spin-Off transaction agreement, the Company entered into a shared service agreement with Reit Management and Research, LLC ("RMR"). Messrs. Martin and Portnoy, the Company's Managing Directors, own RMR. This agreement provides that RMR will perform services for the Company that RMR has historically performed for FSQ, Inc. and that the Company will pay RMR a fee equal to 0.6% of the Company's revenues starting in 2002.

As part of the Spin-Off transaction, and in order that HRPT could make a round lot distribution to its shareholders of one for 100 of Company shares which HRPT received as a shareholder of Senior Housing, HRPT acquired 7 shares of the Company from the Company for $7.26 per share. This purchase price per share was determined as the average trading price of the Company's shares on the date of the Spin-Off as reported by the American Stock Exchange.

The Company leases its headquarters from an entity owned by Messrs. Martin and Portnoy. The lease expires in 2011 and requires rent of $531 per year, subject to annual increases of $16 per year.

7.    Leases

The Company has entered into a noncancelable lease with Senior Housing for 56 facilities. The lease is a "triple-net" lease and requires that the Company pay for all costs incurred in the operation of the facilities, including the cost of personnel, service to residents, insurance, and real estate and personal property taxes. The lease also requires the Company to maintain the facilities during the lease term and to indemnify Senior Housing for any liability which may arise during the lease term. The lease requires minimum rent payments of $7,000 per year and percentage rent starting in 2004. The percentage rent is an amount equal to three percent (3%) of net patient revenues at each facility in excess of net patient revenues at such facility during 2003. The lease expires on December 31, 2018, and the Company has one renewal option for an additional 15 years.

The future minimum rent required by this lease as of December 31, 2001, is as follows:

2002	$7,000
2003	7,000
2004	7,000
2005	7,000
2006	7,000
Thereafter	84,000

$119,000

8.    Employee Benefit Plan

During 2001, the Company established an employee savings plan under the provisions of the Internal Revenue Code section 401(k). All employees are eligible to participate in the plan and are entitled, upon termination, or retirement, to receive their portion of the plan assets. The Company does not contribute to this plan, but does pay certain expenses of the plan. The Company's plan expenses were $30 for the year ended December 31, 2001.

9.    Fair Value of Financial Instruments

The Company's financial instruments are limited to cash and cash equivalents, accounts receivables and payables. The fair value of these financial instruments was not materially different from their carrying values at December 31, 2001 and 2000.

10.    Commitments and Contingencies

In conjunction with certain Medicaid rate adjustments that the Company obtained from the State of Connecticut, the Company is obligated to fund certain tenant improvements at the Company's Connecticut facilities. The Company expects these improvements will be completed in 2002.

Applicable provisions of Federal and some state laws allow paying agents for the Medicare and Medicaid programs to recoup amounts owed by Mariner Post Acute Network, Inc. ("Mariner") and IHS to these programs for historical overpayments from current payments to facilities now operated by the Company, despite the bankruptcy filings by Mariner and IHS. Also, some state nursing home licensing agencies have in the past required that a successor nursing home licensee, such as the Company, agree to assume financial responsibility for a predecessor licensee's obligations due to those state Medicaid programs. The Company has negotiated agreements with the U.S. Department of Justice and understandings with several state Medicaid agencies to limit the Company's liabilities for obligations of Mariner and IHS to the Federal Medicare and state Medicaid programs.

11.    Subsequent Events

On January 2, 2002, the Company acquired FSQ, Inc. in order to acquire the personnel, systems and assets necessary to manage the facilities the Company leases from Senior Housing. The acquisition was a stock for stock transaction, and Messrs. Martin and Portnoy, the owners of FSQ, Inc., each received 125 of the Company's common shares valued at $7.50 per share.

On January 11, 2002, the Company entered into a lease with Senior Housing for 31 retirement communities. These communities are managed by Marriott Senior Living Services, Inc. ("Marriott"). The 31 retirement communities are leased from Senior Housing through 2017, with renewal options for an additional 15 years. The minimum rent payable by the Company for these facilities is $63,000 per year, plus a varying percentage of gross revenue each year which is paid as additional rent to Senior Housing but will be escrowed for future capital expenditures at the leased facilities. In addition, percentage rent will be payable, starting in 2003, in amounts equal to five percent (5%) of net patient revenues at each facility in excess of net patient revenues at such facility in 2002.

12.    Pro Forma Information (Unaudited)

If the Company had obtained all required healthcare licenses and began operating the facilities as of January 1, 2000, its pro forma 2000 revenues, expense and net loss would have been $220,703, $223,015 and $2,312, respectively. This unaudited pro forma information is not indicative of the operating results that would have occurred had the Company obtained all required healthcare licenses and began operating the facilities as of January 1, 2000, nor is it indicative of future results of operations.

13.    Selected Quarterly Financial Data (Unaudited)

Summary unaudited quarterly results of operations of the Company for the year ended December 31, 2001 and the period April 27, 2000 (Inception) through December 31, 2000:

	2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$57,354	$55,906	$57,421	$58,554
Net (loss) income	(839)	(1,063)	1,238	1,191
(Loss) earnings per common share:	$(0.19)	$(0.24)	$0.28	$0.27
	2000
	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$—	$1,228	$1,292
Net income (loss)	(870)	1,070	(1,516)
Earnings (loss) per common share:	$(0.20)	$0.24	$(0.34)

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Five Star Quality Care, Inc.:

We have audited the accompanying combined balance sheets of the Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. (Acquired Facilities) as described in note 1 as of December 31, 2000 and 1999 and the related combined statements of operations, changes in net equity (deficit) of parent company and cash flows for each of the years in the two-year period ended December 31, 2000. In connection with our audits of the combined financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts. These financial statements and the financial statement schedule are the responsibility of the Acquired Facilities' management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Acquired Facilities as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                      /s/ KPMG LLP

Baltimore, Maryland
September 13, 2001

Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc.

COMBINED BALANCE SHEETS (Note 1)
December 31, 2000 and 1999
(Dollars in thousands)

	2000	1999

Assets
Current assets:
Cash and cash equivalents	$4,514	1,684
Patient accounts and third-party payor settlements receivable (note 3)	29,266	22,624
Other current assets	576	2,657

Total current assets	34,356	26,965
Property, plant and equipment (note 4)	586	16,199
Intangible assets, net (note 5)	—	18,110

	$34,942	61,274

Liabilities and Net Equity (Deficit) of Parent Company
Current liabilities:
Accounts payable and accrued expenses (note 6)	$9,499	12,891
Current maturities of long-term debt (note 7)	—	273
Due to Senior Housing Properties Trust (note 8)	27,323	—

Total current liabilities	36,822	13,164
Long-term debt, less current maturities (note 7)	—	17,500
Commitments and contingencies (notes 11 and 13)
Net equity (deficit) of Parent Company	(1,880)	30,610

	$34,942	61,274

See accompanying notes to financial statements.

Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc.

COMBINED STATEMENTS OF OPERATIONS (Note 1)
Years ended December 31, 2000 and 1999
(Dollars in thousands)

	2000	1999

Total patient service revenues	$135,378	130,333

Costs and expenses:
Operating expenses	131,916	124,732
Depreciation and amortization	889	4,265
Rent (note 9)	9,102	13,191
Interest, net	2,053	3,899
Loss on impairment of long-lived assets (note 12)	—	120,007
Loss on settlement of lease and mortgage obligations (note 1)	16,670	—

Total costs and expenses	160,630	266,094

Loss before income taxes	(25,252)	(135,761)
Federal and state income taxes (benefit) (note 10)	—	(8,822)

Net loss	$(25,252)	(126,939)

See accompanying notes to financial statements.

Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc.

COMBINED STATEMENTS OF CHANGES IN NET EQUITY (DEFICIT) OF PARENT COMPANY (Note 1)
Years ended December 31, 2000 and 1999
(Dollars in thousands)

Balance at December 31, 1998	$147,025
Net contributions from Parent	10,524
Net loss	(126,939)

Balance at December 31, 1999	30,610
Net contributions from (distributions to) Parent	(7,238)
Net loss	(25,252)

Balance at December 31, 2000	$(1,880)

See accompanying notes to financial statements.

Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc.

COMBINED STATEMENTS OF CASH FLOWS (Note 1)
Years ended December 31, 2000 and 1999
(Dollars in thousands)

	2000	1999

Cash flows from operating activities:
Net loss	$(25,252)	(126,939)
Adjustments to reconcile net loss to net cash used by operating activities:
Loss on impairment of long-lived assets	—	120,007
Loss on settlement	16,670	—
Deferred income taxes	—	(8,822)
Depreciation and amortization	889	4,265
Decrease (increase) in patient accounts and third-party payor settlements receivable	(6,642)	7,540
Increase (decrease) in other current assets	2,081	(60)
Increase (decrease) in accounts payable	(3,392)	(3,822)

Net cash used by operating activities	(15,646)	(7,831)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,472)	(3,108)

Net cash used by investing activities	(1,472)	(3,108)

Cash flows from financing activities:
Repayments of long-term debt	(137)	(220)
Net contributions from (distributions to) parent company	(7,238)	10,524
Advances from Senior Housing Properties Trust	27,323	—

Net cash provided by financing activities	19,948	10,304

Increase (decrease) in cash and cash equivalents	2,830	(635)
Cash and cash equivalents, beginning of period	1,684	2,319

Cash and cash equivalents, end of period	$4,514	1,684

See accompanying notes to financial statements.

Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2000 and 1999
(Dollars in thousands)

1.    Background and Basis of Presentation

Prior to July 7, 2000, Integrated Health Services, Inc. (IHS or the Parent Company), through its wholly owned subsidiaries, operated various skilled nursing facilities with respect to which Senior Housing Properties Trust (SNH) was owner/lessor or first mortgage lender. In January 2000, IHS ceased making rent and interest payments on these obligations and subsequently filed for bankruptcy in February 2000.

On July 7, 2000, effective as of July 1, 2000, the Bankruptcy Court approved a settlement agreement whereby IHS' lease and mortgage obligations to a subsidiary of SNH were cancelled and IHS conveyed nine nursing homes and one parcel of non-operating real property to SNH. As a result, SNH has obtained the operations of 42 facilities previously operated by IHS (the Acquired Facilities). IHS managed the Acquired Facilities under a management agreement with SNH for the period from July 1, 2000 to September 30, 2000. An affiliate of SNH has managed the Acquired Facilities subsequent to September 30, 2000.

The Acquired Facilities' financial statements are presented for the purposes of complying with the Securities and Exchange Commission's rules and regulations regarding acquired businesses.

The combined financial statements of the Acquired Facilities reflect the historical accounts of the skilled nursing facilities, including allocations of general and administrative expenses from the IHS corporate office to the individual facilities. Such corporate office allocations, calculated as a percentage of revenue, are based on determinations that management believes to be reasonable. However, IHS has operated certain other businesses and has provided certain services to the Acquired Facilities, including financial, legal, accounting, human resources and information systems services. Accordingly, expense allocations to the Company may not be representative of costs of such services to be incurred in the future (see note 11).

The financial statements for periods prior to July 1, 2000 represent the financial position and results of operations of the Acquired Facilities as reflected in the accounts of IHS' subsidiaries. Such subsidiaries leased 19 facilities from SNH, owned 11 facilities with respect to which SNH was mortgagee, and owned, leased or managed 12 other facilities not previously affiliated with SNH.

The financial statements for the period subsequent to July 1, 2000 represent the financial position and results of operations of the Acquired Facilities as described above and give effect to the terms of the aforementioned settlement agreement. Accordingly, as of July 1, 2000, the accounts of the Acquired Facilities no longer include the property, plant and equipment and intangible assets of the facilities conveyed to SNH, related mortgage debt, mortgage interest, and depreciation and amortization of such facilities. The loss on settlement represents the carrying value of the tangible and intangible assets of the facilities conveyed to SNH, less the related mortgage debt.

The operating results of the Acquired Facilities for the six-month period ended June 30, 2000 (prior to the settlement agreement) and the six-month period ended December 31, 2000 are summarized below:

	Six months ended June 30, 2000	Six months ended December 31, 2000	Year ended December 31, 2000

Total patient service revenues	$65,195	70,183	135,378

Costs and expenses:
Operating expenses	63,865	68,051	131,916
Depreciation and amortization	876	13	889
Rent (note 9)	6,323	2,779	9,102
Interest, net	2,053	—	2,053
Loss on settlement	—	16,670	16,670

Total costs and expenses	73,117	87,513	160,630

Loss before income taxes	$(7,922)	(17,330)	(25,252)

2.    Summary of Significant Accounting Policies

(a)    Revenues

Revenues, primarily patient services revenues related to room and board charges, ancillary charges and revenues of pharmacy, rehabilitation and similar service operations, are recorded at established rates and adjusted for differences between such rates and estimated amounts reimbursable by third-party payors. As of January 1, 1999, Medicare revenue is recognized pursuant to the Prospective Payment System (PPS). Under PPS, per diem federal rates were established for urban and rural areas. Rates are case-mix adjusted using Resource Utilization Groups. PPS is implemented over a three-year transition period that blends a facility-specific payment rate with the federal case-mix adjusted rate.

Estimated settlements under third-party payor retrospective rate setting programs (primarily Medicare for periods prior to January 1, 1999 and Medicaid) are accrued in the period that related services are rendered. Settlements receivable and related revenues under such programs are based on annual cost reports prepared in accordance with federal and state regulations, which reports are subject to audit and retroactive adjustment. In the opinion of management, adequate provision has been made therefore, and such adjustments in determining final settlements will not have a material effect on financial position or results of operations.

(b)    Cash and cash equivalents

Cash equivalents consist of highly liquid debt instruments with original maturities of three months or less.

(c)    Depreciation and amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, generally 25 years for land improvements, 10 years for equipment, 40 years for buildings and the term of the lease for costs of leasehold interests and improvements.

(d)    Intangible assets

Prior to the fourth quarter of 1999, intangible assets of businesses acquired (primarily goodwill) were amortized by the straight-line method primarily over 40 years, the period over which such costs were estimated to be recoverable through operating cash flows. As discussed in note 12, management of IHS continued to evaluate the impact of the 1997 Balanced Budget Act (BBA), particularly the impact of the prospective payment system (PPS), upon future operating results of the facilities. Utilizing IHS' experience with PPS since January 1, 1999, management performed a preliminary analysis of such impact in the third quarter of 1999 and a more comprehensive analysis at December 31, 1999. PPS has had a dramatic negative impact on the operating results and financial condition of the Acquired Facilities. The PPS system has significantly reduced the revenues, cash flow and liquidity of the Acquired Facilities and the long-term care industry in 1999. As a result of the negative impact of the provisions of PPS, management changed the estimated life of its goodwill to 20 years. This change has been treated as a change in accounting estimate and is being recognized prospectively beginning October 1, 1999.

(e)    Impairment of long-lived assets

Management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of long-lived assets. If there is an indication that the carrying value of an asset is not recoverable, management estimates the projected undiscounted cash flows of the related individual facilities (the lowest level for which there are identifiable cash flows independent of other groups of assets) to determine if an impairment loss should be recognized. The amount of impairment loss is determined by comparing the historical carrying value of the asset to its estimated fair value. Estimated fair value is determined through an evaluation of recent financial performance and projected discounted cash flows of facilities using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, management regularly evaluates the remaining lives of its long-lived assets. If estimates are changed, the carrying value of affected assets is allocated over the remaining lives. Management performed such an analysis at December 31, 1999 (see notes 1 (d) and 12).

(f)    Income Taxes

The Acquired Facilities are included in the Parent Company's consolidated federal income tax return. The income taxes reported in the Acquired Facilities financial statements are an allocation of income taxes calculated as if the Acquired Facilities were a separate taxpayer, in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes.

Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the related tax bases of assets and liabilities as required by SFAS No. 109. Such tax effects are measured by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse, and any change in tax rates will be recognized in the period that includes the date of enactment.

(g)    Net equity (deficit) of parent company

The Parent Company transfers excess cash from and makes working capital advances and corporate allocations to the Acquired Facilities. These advances include amounts to fund cash shortfalls, capital expenditures, advances for accounts payable and amounts paid for employee benefits and other programs administered by the Parent Company. The resulting net balance of the aforementioned transactions, the Parent Company's initial investment in the Acquired Facilities and the cumulative deficit of the Acquired Facilities is classified as Net Equity (Deficit) of Parent Company in the accompanying balance sheet.

(h)    Business and credit concentrations

The Acquired Facilities' patient services are provided through 42 facilities located in 10 states throughout the United States. The Acquired Facilities generally do not require collateral or other security in extending credit to patients; however, the Acquired Facilities routinely obtain assignments of (or are otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g., Medicare, Medicaid, commercial insurance and managed care organizations) (see note 3).

(i)    Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j)    Reclassification

Certain amounts presented in 1999 have been reclassified to conform with the presentation for 2000.

3.    Patient Accounts and Third-Party Payor Settlements Receivable

Patient accounts and third-party payor settlements receivable consist of the following at December 31:

	2000	1999

Patient accounts	$28,996	19,396
Third-party payor settlements	13,147	12,194

	42,143	31,590
Allowance for doubtful accounts and contractual adjustments	(12,877)	(8,966)

	$29,266	22,624

Patient accounts receivable and third party payor settlements receivable from the Federal government (Medicare) were approximately $14,246 and $10,757 at December 31, 2000 and 1999, respectively. Amounts receivable from various states (Medicaid) were approximately $17,161 and $16,189 at December 31, 2000 and 1999, respectively.

4.    Property, Plant and Equipment

Property, plant and equipment are summarized as follows at December 31:

	2000	1999

Land and improvements	$—	6,306
Buildings and improvements	—	3,104
Leasehold interests and improvements	—	2,637
Equipment	598	7,134

	598	19,181
Less accumulated depreciation and amortization	12	2,982

Net property, plant and equipment	$586	16,199

5.    Intangible Assets

Intangible assets are summarized as follows at December 31, 1999:

Intangible assets of businesses acquired, primarily goodwill	$23,287
Less accumulated amortization	(5,177)

Net intangible assets	$18,110

Management regularly evaluates whether events or circumstances have occurred that would indicate an impairment in the carrying value or the life of goodwill. In accordance with SFAS No. 121, if there is an indication that the carrying value of an asset, including goodwill, is not recoverable, Management estimates the projected undiscounted cash flows, excluding interest, of the related business unit to determine if an impairment loss should be recognized. Such impairment loss is determined by comparing the carrying amount of the asset, including goodwill, to its estimated fair value. Management performs the impairment analysis at the individual facility level. See note 12 for information regarding impairment of assets in the year ended December 31, 1999.

6.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are summarized as follows at December 31:

	2000	1999

Accounts payable	$5,105	8,294
Accrued salaries and wages	3,015	3,468
Other accrued expenses	1,379	1,129

	$9,499	12,891

7.    Long-Term Debt

Long-term debt is summarized as follows at December 31, 1999:

Mortgages payable in monthly installments of $87, including interest at rates ranging from 10.3% to 10.86%, due December 2016	$8,687
Mortgages payable in monthly installments of $95, including interest at 11.5%, due January 2006	9,086

17,773
Less current maturities	273

Total long-term debt, less current portion	$17,500

At December 31, 1999 the aggregate maturities of long-term debt for the five years ending December 31, 2004 are as follows:

2000	$273
2001	304
2002	339
2003	378
2004	421
Thereafter	16,058

$17,773

8.    Due to Senior Housing Properties Trust (SNH)

Subsequent to July 1, 2000, SNH advanced funds for operating expenses and working capital of the Acquired Facilities and allocated facility rents. Such advances bear no interest (see notes 9 and 11).

9.    Leases

The Acquired Facilities leased equipment under short-term operating leases having rental costs of approximately $1,146 in 2000 and $1,800 in 1999. Leases of facilities were terminated in 2000 as discussed in note 1; however, in accordance with Staff Accounting Bulletin No. 55, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity, $2,159 is included in rent expense for the period subsequent to July 1, 2000, representing an allocation of the total estimated fair market rental value of facilities. The annual fair market rental value has been estimated for a combined group of facilities, including the Acquired Facilities, and has been allocated based on the respective total revenues of the facilities.

10.    Income Taxes

The Acquired Facilities have been included in the Parent Company's consolidated federal income tax return. The allocated provision (benefit) for income taxes on loss before income taxes is summarized as follows at December 31:

	2000	1999

Current	$—	—
Deferred	—	(8,822)

	$—	(8,822)

The amount computed by applying the Federal corporate tax rate of 35% in 2000 and 1999 to loss before income taxes is summarized as follows at December 31:

	2000	1999

Income tax computed at statutory rates	$(7,648)	(47,516)
State income taxes, net of Federal tax benefit and nondeductible items	(1,044)	(6,724)
Jobs tax credit	(70)	(94)
Valuation allowance adjustment	8,762	45,512

	$—	(8,822)

Deferred income tax liabilities (assets) at December 31, 2000 and 1999, are summarized as follows:

	2000	1999

Difference in book and tax bases of intangible assets	$—	(28,002)
Difference in book and tax bases of fixed assets	—	(9,327)
Allowance for doubtful accounts	(5,018)	(3,586)
Net operating loss carryforwards	(57,627)	(13,038)
Job tax credit carryovers	(254)	(184)

Total before valuation allowance	(62,899)	(54,137)

Valuation allowance	62,899	54,137

Net deferred tax liabilities	$—	—

11.    Other Related Party Transactions

Corporate administrative and general expenses (included in operating expenses) represent management fees for certain services, including financial, legal, accounting, human resources and information systems services provided by the Parent Company. Management fees have been provided at approximately 6% of total revenues of each facility.

Management fees charged by the Parent Company were $4,311 for the nine months ended September 30, 2000 and $6,254 in 1999, and have been determined based on an allocation of the Parent Company's corporate general and administrative expenses. Such allocation has been made because specific identification of expenses is not practicable. Management believes that this allocation method is reasonable. However, management believes that the Acquired Facilities' corporate administrative and general expenses on a stand-alone basis may have been different had the Acquired Facilities operated as an unaffiliated entity. Management fees charged by an SNH affiliate were $1,773 for the three months ended December 31, 2000.

12.    Loss on Impairment of Long-Lived Assets

During the year ended December 31, 1999, the Parent Company continued to evaluate the impact of the 1997 Balanced Budget Act (BBA), particularly the impact of the Prospective Payment System (PPS), upon the future operating results on its facilities. Utilizing the Parent Company's (including the Acquired Facilities) experience with PPS since January 1, 1999, the Parent Company performed a preliminary analysis of such impact as of September 30, 1999 and a more comprehensive analysis at December 31, 1999. PPS has had a dramatic impact on the operating results and financial condition of the Acquired Facilities. PPS has significantly reduced the revenues, cash flow and liquidity of the Acquired Facilities and others in the industry in 1999. As a result of the negative impact of the provisions of PPS, the Acquired Facilities assessed the impairment of its long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121 in 1999. In accordance with SFAS No. 121, the Acquired Facilities estimated the future cash flows expected to result from those assets to be held and used.

In estimating the future cash flows for determining whether an asset is impaired, and if expected future cash flows used in measuring assets are impaired, the Acquired Facilities grouped the assets at the lowest level for which there are identifiable cash flows independent of other groups of assets, which is at the facility level.

After determining the facilities eligible for an impairment charge, Management determined the estimated fair value of such facilities and compared such fair value to the carrying values of the related assets. The carrying value of buildings and improvements, leasehold improvements, equipment and goodwill exceeded the fair value by $120,007; accordingly, the Acquired Facilities recognized such amount as a loss on impairment of long-lived assets during the year ended December 31, 1999.

13.    Certain Significant Risks and Uncertainties

The following information is provided in accordance with the AICPA Statement of Position No. 94-6, Disclosure of Certain Significant Risks and Uncertainties.

The Acquired Facilities and others in the healthcare business are subject to certain inherent risks, including the following:

–>
Substantial dependence on revenues derived from reimbursement by the Federal Medicare and state Medicaid programs which have been drastically cut in recent years and which entail exposure to various healthcare fraud statutes;

–>
Government regulations, government budgetary constraints and proposed legislative and regulatory changes; and

–>
Lawsuits alleging malpractice and related claims.

Such inherent risks require the use of certain management estimates in the preparation of the Acquired Facilities financial statements and it is reasonably possible that a change in such estimates may occur.

The Acquired Facilities receives payment for a significant portion of services rendered to patients from the Federal government under Medicare and from the states in which its facilities and/or services are located under Medicaid. The Acquired Facilities operations are subject to a variety of Federal, state and local legal and regulatory risks, including without limitation the federal Anti-Kickback statute and the federal Ethics in Patient Referral Act (so-called "Stark Law"), many of which apply to virtually all companies engaged in the health care services industry. The Anti-Kickback statute prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Stark Law prohibits, with limited exceptions, financial relationships between ancillary service providers and referring physicians. Other regulatory risks assumed by the Acquired Facilities and other companies engaged in the health care industry are as follows:

–>
False Claims—"Operation Restore Trust" is a major anti-fraud demonstration project of the Office of the Inspector General. The primary purpose for the project is to scrutinize the activities of healthcare providers which are reimbursed under the Medicare and Medicaid programs. False claims are prohibited pursuant to criminal and civil statutes and are punishable by imprisonment and monetary penalties.

–>
Regulatory Requirement Deficiencies—In the ordinary course of business health care facilities receive notices of deficiencies for failure to comply with various regulatory requirements. In some cases, the reviewing agency may take adverse actions against a facility, including the imposition of fines, temporary suspension of admission of new patients, suspension or decertification from participation in the Medicare and Medicaid programs and, in extreme cases, revocation of a facility's license.

–>
Changes in laws and regulations—Changes in laws and regulations could have a material adverse effect on licensure, eligibility for participation in government programs, permissable activities, operating costs and the levels of reimbursement from governmental and other sources.

In response to the aforementioned regulatory risks, the Parent Company formed a Corporate Compliance Department in 1996 to help identify, prevent and deter instances of Medicare and Medicaid noncompliance. Although the Parent Company and the Acquired Facilities strive to manage these regulatory risks, there can be no assurance that federal and/or state regulatory agencies that currently have jurisdiction over matters including, without limitation, Medicare, Medicaid and other government reimbursement programs, will take the position that the Acquired Facilities business and operations are in compliance with applicable law or with the standards of such regulatory agencies.

In some cases, violation of such applicable law or regulatory standards by the Acquired Facilities can carry significant civil and criminal penalties and can give rise to qui tam litigation. In this connection, the Acquired Facilities are a defendant in certain actions or the subject of investigations concerning alleged violations of the False Claims Act or of Medicare regulations. As a result of the Parent Company's and the Acquired Facilities' financial position, various agencies of the federal government accelerated efforts to reach a resolution of all outstanding claims and issues related to the Parent Company's and the Acquired Facilities' alleged violations of healthcare statutes and related causes of action. The Parent Company has commenced global settlement negotiations with the government; however, the Parent Company is unable to assess fully the merits of the government's monetary claims at this time. In addition, the Parent Company is unable to determine the amount, if any, that might relate to the Acquired Facilities.

The BBA, enacted in August 1997, made numerous changes to the Medicare and Medicaid programs that are significantly affecting the Acquired Facilities. With respect to Medicare, the BBA provides, among other things, for a prospective payment system for skilled nursing facilities. As a result, in 1999 the Acquired Facilities bore the cost risk of providing care inasmuch as they receive specified reimbursement for each treatment regardless of actual cost. With respect to Medicaid, the BBA repeals the so-called Boren Amendment, which required state Medicaid programs to reimburse nursing facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. As a result, states now have considerable flexibility in establishing payment rates and the Management believes many states are moving toward a prospective payment type system for skilled nursing facilities.

The BBA mandates the establishment of a PPS for Medicare skilled nursing facility services, under which facilities are paid a fixed fee for virtually all covered services. PPS is being phased in over a four-year period, effective January 1, 1999 for the Acquired Facilities. During the first three years, payments will be based on a blend of the facility's historical costs and a pre-determined federal rate. Thereafter, the per diem rates will be based 100% on the federal cost rate. Under PPS, each patient's clinical status is evaluated and placed into a payment category. The patient's payment category dictates the amount that the provider will receive to care for the patient on a daily basis. The per diem rate covers (i) all routine inpatient costs currently paid under Medicare Part A, (ii) certain ancillary and other items and services currently covered separately under Medicare Part B on a "pass-through" basis, and (iii) certain capital costs. The Acquired Facilities ability to offer the ancillary services required by higher acuity patients, such as those in its subacute care programs to Medicare beneficiaries, in a cost-effective manner will continue to be critical to the Acquired Facilities services and will affect the profitability. To date the per diem reimbursement rates have generally been significantly less than the amount the Acquired Facilities received on a daily basis under cost based reimbursement, particularly in the case of higher acuity patients. As a result, PPS has had a material adverse impact on the Acquired Facilities' results of operations and financial condition (see note 12).

The Acquired Facilities are also subject to malpractice and related claims, which arise in the normal course of business and which could have a significant effect on the Acquired Facilities. As a result, the Acquired Facilities maintain occurrence basis professional and general liability insurance with coverage and deductibles which management believes to be appropriate.

Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2000 and 1999
(dollars in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of year	Additions charged to operating accounts	Deductions (1)	Balance at end of year

Allowance for doubtful accounts:
Year ended December 31, 2000	$8,966	5,001	(1,090)	12,877

Year ended December 31, 1999	$7,016	2,598	(648)	8,966

(1)
Amounts represent bad debt write-offs

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Five Star Quality Care, Inc.:

We have audited the accompanying combined balance sheets of Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network, Inc.) (the "Facilities"), as defined in Note 1, as of December 31, 2000 and 1999, and the related combined statements of operations, divisional equity (deficit), and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index on page F-1. These financial statements and schedule are the responsibility of the Facilities' management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network, Inc.), as defined in Note 1, at December 31, 2000 and 1999, and the combined results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      /s/ ERNST & YOUNG LLP

September 19, 2001
Boston, Massachusetts

Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000)

COMBINED BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2000	1999

Assets
Current assets:
Cash and cash equivalents	$2,508	$—
Patient receivables, less allowance for doubtful accounts of $1,834 in 2000 and $1,534 in 1999	7,501	6,888
Other receivables	3,489	321
Other current assets	477	226

Total current assets	13,975	7,435
Property and equipment:
Building improvements	4,128	3,563
Furniture, fixtures and equipment	635	371

	4,763	3,934
Less accumulated depreciation	(3,725)	(2,425)

	1,038	1,509
Goodwill, net	8,012	8,471
Other assets	27	18

Total assets	$23,052	$17,433

Liabilities and divisional deficit
Current liabilities:
Accounts payable and accrued expenses	$12,645	$9,638
Accrued wages and related liabilities	3,570	3,584
Due to Senior Housing Properties Trust	5,760	—
Current portion of long-term debt	—	919
Current portion of unfavorable lease obligations and other non-current liabilities	3,673	3,719

Total current liabilities	25,648	17,860
Liabilities subject to compromise	7,111	—
Unfavorable lease obligations and other non-current liabilities	24,980	28,603

Total liabilities	57,739	46,463
Commitments and contingencies
Divisional deficit	(34,687)	(29,030)

Total liabilities and divisional deficit	$23,052	$17,433

See accompanying notes.

Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000)

COMBINED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Year ended December 31,
	2000	1999

Revenues:
Net patient revenues	$85,128	$86,643
Other	197	302

Total revenues	85,325	86,945
Expenses:
Salaries, wages and benefits	55,033	50,619
Nursing, dietary and other supplies	5,445	5,592
Ancillary services	4,077	3,848
Facility general and administrative costs	7,205	9,394
Allocation of corporate overhead	4,101	4,347
Insurance	4,496	4,876
Rent	8,748	9,315
Depreciation and amortization	1,766	2,027
Impairment of long-lived assets	—	36,322
Provision for bad debts	1,758	4,233

Total expenses	92,629	130,573

Loss from operations	(7,304)	(43,628)
Interest expense	(121)	(181)
Interest income	4	5

Loss before income taxes	(7,421)	(43,804)
Provision for income taxes	—	—

Net loss	$(7,421)	$(43,804)

See accompanying notes.

Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000)

COMBINED STATEMENTS OF DIVISIONAL EQUITY (DEFICIT)
(Dollars in thousands)
Years ended December 31, 2000 and 1999

Balance at January 1, 1999	$14,464
Contributions from Parent, net	310
Net loss	(43,804)

Balance at December 31, 1999	(29,030)
Contributions from Parent, net	1,764
Net loss	(7,421)

Balance at December 31, 2000	$(34,687)

See accompanying notes.

Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000)

COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended December 31,
	2000	1999

Operating activities
Net loss	$(7,421)	$(43,804)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,766	2,027
Amortization of unfavorable lease obligations and other non-current liabilities	(3,673)	(3,691)
Provision for bad debts	1,758	4,233
Impairment of long-lived assets	—	36,322
Increase (decrease) in cash arising from changes in operating assets and liabilities:
Patient receivables	3,567	2,915
Other receivables	(3,168)	987
Other assets	(9)	(35)
Accounts payable and accrued expenses	3,007	1,527
Accrued wages and related liabilities	(14)	621
Due to Senior Housing Properties Trust	5,760	—

Net cash provided by operating activities	1,573	1,102

Investing activities
Purchases of property and equipment	(829)	(1,362)
Disposals of property, equipment and other assets	—	—

Net cash used in investing activities	(829)	(1,362)

Financing activities
Capital contributions, net	1,764	310
Repayment of debt	—	—
Repayment of capital lease	—	(50)

Net cash provided by financing activities	1,764	260

Net increase in cash	2,508	—
Cash at beginning of year	—	—

Cash at end of year	$2,508	$—

See accompanying notes.

Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000)

NOTES TO COMBINED FINANCIAL STATEMENTS

1.    Organization

The combined financial statements of Certain Mariner Post-Acute Network Facilities (the "Facilities") include the accounts of 17 nursing home facilities and certain related assets and liabilities owned and controlled by Mariner Post-Acute Network, Inc. ("Mariner" or the "Parent"). The Facilities are owned by wholly owned subsidiaries of GranCare, Inc. ("GranCare"), a wholly owned subsidiary of Mariner. The Facilities constitute a division of Mariner and are not separate legal entities.

Mariner, formerly known as Paragon Health Network, Inc., was formed in November 1997 through the recapitalization by merger of Living Centers of America, Inc. ("LCA") with a newly-formed entity owned by certain affiliates of Apollo Management, L.P. and the subsequent merger of GranCare (the "GranCare Merger").

Mariner and certain of its respective subsidiaries, including those subsidiaries operating the Facilities, filed separate voluntary petitions (collectively, the "Chapter 11 Filings") for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on January 18, 2000 (the "Petition Date"). Mariner is presently operating its business as a debtor-in-possession and is subject to the jurisdiction of the Bankruptcy Court while a plan of reorganization is formulated. Mariner's and its subsidiaries' need to seek relief afforded by the Bankruptcy Code is due, in part, to the significant financial pressure created by the implementation of the Balanced Budget Act of 1997.

Mariner, through its GranCare subsidiaries, leased the Facilities from a wholly owned subsidiary of Senior Housing Properties Trust ("SNH"), which succeeded to the interests of Health and Retirement Properties Trust ("HRPT Properties"). On May 10, 2000, the Bankruptcy Court approved a settlement agreement (the "Settlement Agreement") between Mariner, certain of its GranCare subsidiaries, and subsidiaries of SNH. The Settlement Agreement is effective at the close of business on June 30, 2000 and is subject to obtaining regulatory approvals in the states where the Facilities are located. Based upon the terms of the Settlement Agreement: (a) the Facilities leased by the GranCare subsidiaries and the related personal property were assigned to subsidiaries of SNH and (b) Mariner agreed to manage the Facilities transferred to the SNH during a transition period that was expected to last less than six months. As of December 31, 2000, the transition period has ended and management of the Facilities is being performed by SNH.

As specified in the Settlement Agreement, certain assets and liabilities reflected on the accompanying combined balance sheet as of December 31, 2000 will remain with Mariner including liabilities subject to compromise, unfavorable lease obligations and goodwill. In connection with the Settlement Agreement, outstanding indebtedness of the Facilities was terminated (see Note 8) and Mariner paid SNH at closing approximately $2,335,000 to settle its obligations for property taxes payable and certain employee accrued liabilities. The aforementioned transaction has not been reflected in the accompanying combined financial statements.

The Settlement Agreement is contingent upon SNH obtaining licenses and other governmental approvals necessary to operate the Facilities. SNH has applied for all of the required licenses and, as of January 31, 2001, the required licenses for substantially all of these facilities have been received.

2.    Summary of Significant Accounting Policies

Basis of presentation

The accompanying combined financial statements have been prepared on the basis of accounting principles applicable to going concerns and contemplate the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not include adjustments, if any, to reflect the possible future effects on the recoverability and classification of recorded assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. The accompanying combined financial statements have also been presented in conformity with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting of Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). SOP 90-7 requires the segregation of liabilities subject to compromise by the Bankruptcy Court as of the Petition Date and identification of all transactions and events that are directly associated with the reorganization of the Facilities. Pursuant to SOP 90-7, prepetition liabilities are reported on the basis of the expected amounts of such allowed claims, as opposed to the amounts for which those claims may be settled. Under a confirmed plan of reorganization, those claims may be settled at amounts substantially less than their allowed amounts.

Substantially all of the patient revenues and other income received by the Facilities is deposited in and commingled with the Parent's general corporate funds. Certain cash requirements of the Facilities were paid by the Parent and were charged directly to the Facilities. General and administrative costs of the Parent were allocated to the Facilities based upon management's estimate of the actual costs based upon the Facilities' level of operations. The Parent maintains insurance policies for the Facilities for workers' compensation, general and professional liability and employee health and dental insurance (see Note 9). In the opinion of management, the method for allocating Mariner's corporate general and administrative and insurance expenses is reasonable. It is not practicable to estimate additional costs, if any, that would have been incurred if the Facilities were not controlled by Mariner.

Property and equipment

Property and equipment is presented at cost. Maintenance and repairs are charged to operations as incurred and replacements and significant improvements, which would extend the useful life are capitalized. Depreciation and amortization are expensed over the estimated useful lives of the assets on a straight-line basis as follows:

Building improvements	10 - 15 years
Furniture, fixtures and equipment	3 - 15 years

Depreciation expense related to property and equipment for the years ended December 31, 2000 and 1999 was approximately $1,307,000 and $880,000, respectively.

Goodwill

Goodwill represents the excess of acquisition cost over the fair market value of net assets acquired in the GranCare Merger. Goodwill of approximately $53,177,000 was recorded at the Facilities and is being amortized on a straight-line basis over 30 years. Management periodically re-evaluates goodwill and makes any adjustments, if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the estimated useful life has changed. Accumulated amortization at December 31, 2000 and 1999 was approximately $1,159,000 and $700,000, respectively. Amortization of goodwill charged to expense was approximately $459,000 and $1,147,000 for the years ended December 31, 2000 and 1999, respectively.

Impairment of long-lived assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," requires impairment losses to be recognized for long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the long-lived assets are not sufficient to recover the assets' carrying amount. Goodwill is also evaluated for recoverability by estimating the projected undiscounted cash flows, excluding interest, of the related business activities.

The impairment loss of long-lived assets, including goodwill, is measured by comparing the carrying amount of the asset to its fair value with any excess of the carrying value over the fair value written off. Fair market value is determined by various valuation techniques including discounted cash flow (see Note 7).

Non-current liabilities

Non-current liabilities principally include unfavorable lease obligations related to facilities acquired in the GranCare Merger. The unfavorable lease obligations are amortized as a reduction of rent expense over the remaining lease term.

Revenue recognition

Net patient revenue includes patient revenues payable by patients and amounts reimbursable by third party payors under contracts. Patient revenues payable by patients are recorded at established billing rates. Patient revenues to be reimbursed by contracts with third-party payors are recorded at the amount estimated to be realized under these contractual arrangements. Revenues from Medicare and Medicaid are generally based on reimbursement of the reasonable direct and indirect costs of providing services to program participants or, for the Facilities' cost reporting periods beginning January 1, 1999, determined under the Prospective Payment System ("PPS"). Management separately estimates revenues due from each third party with which it has a contractual arrangement and records anticipated settlements with these parties in the contractual period during which services were rendered.

The amounts actually reimbursable under Medicare and Medicaid cost reimbursement programs for periods prior to January 1, 1999 are determined by filing cost reports that are then subject to audit and retroactive adjustment by the payor.

Legislative changes to state or federal reimbursement systems may also retroactively affect recorded revenues. Changes in estimated revenues due in connection with Medicare and Medicaid may be recorded by management subsequent to the year of origination and prior to final settlement based on improved estimates. Such adjustments and final settlements with third party payors are reflected in operations at the time of the adjustment or settlement. Medicare revenues represented 21% and 23%, and Medicaid revenues represented 55% and 53% of net revenues for the years ended December 31, 2000 and 1999, respectively. On January 1, 1999, Mariner transitioned the Facilities to PPS for services to Medicare patients. Revenue recorded for 1999 consists of the aggregate payments expected from Medicare for individual claims at the appropriate payment rates, which include reimbursement for ancillary services.

In April 1995, the Health Care Finance Administration ("HCFA") issued a memorandum to its Medicare fiscal intermediaries as a guideline to assess costs incurred by inpatient providers relating to payment of occupational and speech language pathology services furnished under arrangements that include contracts between therapy providers and inpatient providers. While not binding on the fiscal intermediaries, the memorandum suggested certain rates to assist the fiscal intermediaries in making annual "prudent buyer" assessments of speech and occupational therapy rates paid by inpatient providers. In addition, HCFA has promulgated new salary equivalency guidelines effective April 1, 1998, which updated the then current physical therapy and respiratory therapy rates and established new guidelines for occupational therapy and speech therapy. These new payment guidelines were in effect until the Facilities transitioned to PPS, at which time payment for therapy services were included in the PPS rate. HCFA, through its intermediaries, is also subjecting physical therapy, occupational therapy and speech therapy to a heightened level of scrutiny resulting in increasing audit activity. A majority of the Facilities' provider and rehabilitation contracts provided for indemnification of the facilities for potential liabilities in connection with reimbursement for rehabilitation services. There can be no assurance that actions ultimately taken by HCFA with regard to reimbursement rates for such therapy services will not materially adversely affect the Facilities results of operations.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Management believes that the Facilities are in compliance with all applicable laws and regulations, and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

Income taxes

The Parent files a consolidated federal income tax return. Throughout the years and periods presented herein, the Facilities' operations were included in the Parent's income tax returns. The income tax provision reported in the combined financial statements is an allocation of the Parent's total income tax provision. The Facilities' allocation was determined based on a calculation of income taxes as if the Facilities were a separate taxpayer, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Income taxes paid was zero for all periods presented.

Non-current deferred income taxes arise primarily from timing differences resulting from the recognition of rent expense for tax and financial reporting purposes and from the use of accelerated depreciation for tax purposes. Current deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes which are expected to reverse within one year.

3.    Proceedings Under Chapter 11 of the Bankruptcy Code

On January 18, 2000, Mariner and certain of its respective subsidiaries, including those subsidiaries operating the Facilities, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the "Chapter 11 Proceedings"). Mariner is presently operating its business as a debtor-in-possession and is subject to the jurisdiction of the Bankruptcy Court while a plan of reorganization is formulated. As a debtor-in-possession, Mariner is authorized to operate its business but may not engage in transactions outside its ordinary course of business without the approval of the Bankruptcy Court.

While the Chapter 11 Proceedings constituted a default under Mariner's and such subsidiaries' various financing arrangements, Section 362 of the Bankruptcy Code imposes an automatic stay that generally precludes any creditors and other interested parties under such arrangements from taking any remedial action in response to any such resulting default outside of the Chapter 11 Proceedings with obtaining relief from the automatic stay from the Bankruptcy Court.

On January 19, 2000, Mariner received approval from the Bankruptcy Court to pay prepetition and postpetition employee wages, salaries, benefits and other employee obligations. The Bankruptcy Court also approved orders granting authority to pay prepetition claims of certain critical vendors, utilities and patient obligations. All other prepetition liabilities at December 31, 2000 are disclosed in Note 5 as liabilities subject to compromise. The Facilities have been and intend to continue to pay postpetition claims to all vendors and providers in the ordinary course of business.

4.    Going Concern and Issues Affecting Liquidity

The accompanying combined financial statements have been prepared assuming that the Facilities will continue to operate as a going concern. The Facilities have violated certain covenants of its loan agreement, have experienced significant losses and have a working capital deficiency of approximately $11,673,000 and a divisional deficit of approximately $34,687,000 as of December 31, 2000. Mariner and certain of its subsidiaries, including those subsidiaries operating the Facilities, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. These matters, among others, raise substantial doubt about the Facilities ability to continue as a going concern.

As described in Note 1, on May 10, 2000 the Bankruptcy Court approved a settlement agreement between Mariner and SNH whereby the Facilities leased by Mariner and related personal property were assigned to affiliates of SNH. SNH agreed to provide working capital to the facilities. The agreement is effective at the close of business on June 30, 2000 and is subject to obtaining regulatory approvals in the states where the Facilities are located. At December 31, 2000, $5,760,000 had been advanced to the facilities by SNH.

On December 31, 2000, SNH has approximately $173,000,000 available for borrowing under a $270,000,000 bank credit facility. Management of SNH believes that the available borrowings under the bank credit facility are sufficient to provide the necessary working capital to the Facilities for operations subsequent to the closing of the June 30, 2000 transaction.

5.    Liabilities Subject to Compromise

"Liabilities subject to compromise" represents liabilities incurred prior to the commencement of the Chapter 11 Proceedings. These liabilities, consisting primarily of long-term debt and certain accounts payable, represent the Facilities' estimate of known or potential prepetition claims to be resolved in connection with the Chapter 11 Proceedings. Such claims remain subject to future adjustments based on negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims, future rejection of executory contracts or unexpired leases, determination as to the value of any collateral securing claims, treatment under the plan of reorganization and other events. Payment for these amounts will be established in connection with the plan of reorganization.

A summary of the principal categories of claims classified as liabilities subject to compromise at December 31, 2000 is as follows (in thousands):

Accounts payable and accrued expenses	$6,223
Long-term debt	888

$7,111

6.    Impairment of Long-Lived Assets

The revenues recorded by the Facilities under PPS are substantially less than the cost-based reimbursement it received previously. The implementation of PPS resulted in a greater than expected decline in reimbursement for inpatient services. Management determined that these revenue declines are other than temporary and are expected to have a materially adverse effect on future revenues and cash flow. As a result of such indicators of impairment, in the third quarter of 1999, a detailed analysis of the Facilities' long-lived assets and their estimated future cash flows was completed. The analysis resulted in the identification and measurement of an impairment loss of approximately $36,322,000.

Each analysis included management's estimate of the undiscounted cash flows to be generated by these assets with a comparison to their carrying value. If the undiscounted future cash flow estimates were less than the carrying value of the asset then the carrying value was written down to estimated fair value. Goodwill associated with an impaired asset was included with the carrying value of that asset in performing both the impairment test and in measuring the amount of impairment loss related to the asset. Fair value was estimated based on the present value of future cash flows.

The following is a summary of the impairment losses recognized during 1999 by asset category (in thousands):

1999

Goodwill	$30,378
Property and equipment	5,944

$36,322

7.    Debt

On December 28, 1990, a mortgage loan agreement was entered into for $15,000,000 with HRPT Properties, secured by two nursing home facilities' (Northwest Health Care Center and River Hills West Health Care Center) land, building and improvements. The interest rate on the note was 11.5%. The loan was repaid in September 1998 as part of the sale-leaseback transaction discussed in Note 6.

On March 28, 1992, a loan agreement was entered into with HRPT Properties for the purpose of funding renovations to the Christopher East facility, maturing on January 31, 2013. Advances to AMS Properties, Inc. totaled approximately $883,000 for the years ended December 31, 2000 and 1999. The loan is interest bearing and principal is payable upon maturity. The interest rate on the note is 13.75%. The Bankruptcy Proceedings are considered an Event of Default as defined in the loan agreement. Current portion of long-term debt at December 31, 1999 includes the principal balance of the note. In consideration of the terms of the Settlement Agreement, the Christopher East note obligation was terminated in July 2000. Interest paid was approximately $60,000 and $181,000 during the years ended December 31, 2000 and 1999, respectively.

8.    Transactions with Affiliates

Mariner provided various services to the Facilities including, but not limited to, financial, legal, insurance, information systems, employee benefit plans and certain administrative services, as required. The combined financial statements reflect charges for certain corporate general and administrative expenses from Mariner's corporate office to the Facilities. Such corporate charges represent allocations based on determinations management believes to be reasonable (5% of total revenues). Administrative costs charged by Mariner were approximately $2,133,000 and $4,347,000 for the years ended December 31, 2000 and 1999, respectively. For the year ended December 31, 2000, fees charged by SNH for management services were approximately $1,968,000, all of which have been paid.

The Facilities participated in the various benefit plans of Mariner, primarily the profit sharing and 401(k) plans. These plans include matching provisions for employee contributions to the 401(k) plan. The financial statements reflect charges for benefits attributable to the Facilities' employees. Such amounts totaled approximately $108,000 and $221,000 for the years ended December 31, 2000 and 1999, respectively.

Through March 31, 1998, the Facilities participated in a program for insurance of workers' compensation risks through a captive insurance subsidiary of Mariner. Effective March 31, 1998, Mariner purchased a fully-insured workers' compensation policy with no deductible or retention with a catastrophic policy in place to cover any loss above $500,000 per occurrence. Additionally, in 1998 Mariner purchased general and professional liability insurance through a third party. The maximum loss exposure with respect to this policy is $100,000 per occurrence.

Mariner obtains and provides insurance coverage for health, life and disability, auto, general liability and workers' compensation through its self-insurance and outside insurance programs and allocates to the Facilities based on its estimate of the actual costs incurred on behalf of the Facilities. Total insurance costs allocated were approximately $2,537,000 and $4,876,000 000 for the years ended December 31, 2000 and 1999, respectively. These costs are included in facility general and administrative costs in the accompanying combined statements of operations.

The Facilities purchased certain therapy services from rehabilitation subsidiaries of Mariner. These purchases amounted to approximately $0 and $2,955,000 for the years ended December 31, 2000 and 1999, respectively.

9.    Commitments and Contingencies

As discussed in Note 1, the Facilities are party to various agreements between GranCare and SNH. SNH is the lessor with respect to the Facilities leased by two subsidiaries of GranCare (the "Tenant Entities") under operating leases. Pursuant to a Collateral Pledge Agreement dated October 31, 1997, Mariner provided an unlimited guaranty to SNH, which is secured by a cash collateral deposit of $15,000,000, the earned interest on which is retained by SNH. In June 2000, the Facilities ceased payment of rents. As part of the Settlement Agreement, Mariner was released from its lease obligations.

Rent expense, net of amortization of unfavorable lease obligation, for all operating leases was approximately $8,748,000 and $9,314,000 for the years ended December 31, 2000 and 1999, respectively.

From time to time, the Facilities have been subject to various legal proceedings in the ordinary course of business. In the opinion of management, except as described below, there are currently no proceedings which could potentially have a material adverse effect on the Facilities' financial position or results of operations after taking into account the insurance coverage maintained by Mariner. Although management believes that any of the proceedings discussed below will not have a material adverse impact on the Facilities if determined adversely to the Facilities, given the Facilities' current financial condition, lack of liquidity and the current lack of aggregate limit under Mariner's current GL/PL insurance policy, settling a large number of cases within the Company's $1 million self-insured retention limit could have a material adverse effect on the Facilities.

On August 26, 1996, a class action complaint was asserted against GranCare in the Denver, Colorado District Court. On March 15, 1998, the Court entered an Order in which it certified a class action in the matter. On June 10, 1998, Mariner filed a Motion to Dismiss all claims and Motion for Summary Judgment Precluding Recovery of Medicaid Funds and these motions were partially granted by the Court on October 30, 1998. Plaintiffs filed a writ with the Colorado Supreme Court and an appeal with the Colorado Court of Appeals. The Supreme Court writ has been denied, the Court of Appeals matter has been briefed and Oral Argument was set for January 18, 2000. In accordance with the Chapter 11 Proceedings and more particularly, Section 362 of the Bankruptcy Code, this matter was stayed on January 18, 2000. However, Mariner did agree to limited relief from the stay in order to allow for certain parts of the appeal to continue. On January 4, 2001, the Court of Appeals reversed the District Court's decision. Mariner is currently considering whether to pursue a request for rehearing and/or appeal to the Colorado Supreme Court. The Company intends to vigorously contest the remaining allegations of class status.

10.    Income Taxes

The components of the net deferred tax asset are approximately as follows (in thousands):

	December 31,
	2000	1999

Deferred tax assets:
Bad debts	$325	$598
Amounts related to property and equipment	1,681	1,585
Payroll and benefits	271	620
Unfavorable lease obligations and other liabilities	11,304	12,736
NOL carryforwards	11,878	7,205

Total deferred tax assets	25,459	22,744
Less valuation allowance	(25,459)	(22,744)

Net deferred tax asset	$—	$—

The Facilities have established a full valuation allowance, which completely offsets all net deferred tax assets generated from the Facilities' net losses because its future realizability is uncertain. The net change in the valuation allowance was an increase of approximately $2,715,000 and $4,789,000 at December 31, 2000 and 1999, respectively.

The provision for income taxes varies from the amount determined by applying the Federal statutory rate to pre-tax loss as a result of the following:

	Year ended December 31,
	2000	1999

Federal statutory income tax rate	(34.0)%	(34.0)%
Increase (decrease) in taxes resulting from:
State and local taxes, net of federal tax benefits	(4.7)	(1.4)
Permanent book/tax differences, primarily resulting from goodwill amortization	2.1	0.9
Impairment of assets	—	23.6
Change in valuation allowance	36.6	10.9

Effective tax rate	—%	—%

11.    Concentrations of Credit Risk

Financial instruments that potentially subject the Facilities to concentration of credit risk consist principally of trade receivables. There have been, and the Facilities expect that there will continue to be, a number of proposals to limit reimbursement allowable to skilled nursing facilities. Should the related government agencies suspend or significantly reduce contributions to the Medicare or Medicaid programs, the Facilities' ability to collect its receivables would be adversely impacted.

Management believes that the remaining receivable balances from various payors, including individuals involved in diverse activities, subject to differing economic conditions, do not represent a concentration of credit risk to the Facilities. Management continually monitors and adjusts its allowance for doubtful accounts associated with its receivables.

12.    Fair Value of Financial Instruments

The Facilities financial instruments include notes payable. Fair values for fixed rate debt instruments were estimated based on the present value of cash flows that would be paid on the note over the remaining note term using the Facilities' current incremental borrowing rate rather than the stated interest rate on the notes. The fair values of the financial instruments approximate their carrying values.

Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000)

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2000 and 1999
(dollars in thousands)

Description	Balance at beginning of year	Charged (Credited) to operations	Write-offs/ Recoveries	Other	Balance at end of year

Year ended December 31, 2000:
Allowance for doubtful accounts:	$1,534	$1,758	$(1,458)	$—	$1,834

	$1,534	$1,758	$(1,458)	$—	$1,834

Year ended December 31, 1999:
Allowance for doubtful accounts:	$2,927	$4,233	$(5,468)	$(158)	$1,534

	$2,927	$4,233	$(5,468)	$(158)	$1,534

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Crestline Capital Corporation:

We have audited the accompanying consolidated balance sheets of CSL Group, Inc. and Subsidiaries (a business unit wholly owned by Crestline Capital Corporation through January 11, 2002) as Partitioned for Sale to SNH/CSL Properties Trust (see Notes 1 and 12) as of December 28, 2001 and December 29, 2000, and the related consolidated statements of operations, equity and cash flows for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust, as of December 28, 2001 and December 29, 2000 and the results of its operations, its equity and its cash flows for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
February 18, 2002

CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust

CONSOLIDATED BALANCE SHEETS
December 28, 2001 and December 29, 2000
(in thousands)

	2001	2000

Assets
Property and equipment, net	$628,552	$643,110
Due from Marriott Senior Living Services, net	8,107	6,106
Other assets	10,324	12,522
Cash and cash equivalents	11,779	6,676

Total assets	$658,762	$668,414

Liabilities and equity
Debt	$245,304	$249,190
Accounts payable and accrued expenses	1,099	701
Deferred income taxes	62,001	63,660
Other liabilities	15,686	17,342

Total liabilities	324,090	330,893

Equity:
Investments in and advances to parent	334,672	337,521

Total liabilities and equity	$658,762	$668,414

See Notes to Consolidated Financial Statements.

CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust

CONSOLIDATED STATEMENTS OF OPERATIONS
Fiscal Years Ended December 28, 2001, December 29, 2000 and December 31, 1999
(in thousands)

	2001	2000	1999

Revenues
Routine	$253,709	$239,065	$223,794
Ancillary	23,752	22,821	22,704

	277,461	261,886	246,498
Equity in earnings of affiliates	38	37	92

Total revenues	277,499	261,923	246,590

Operating costs and expenses
Property-level operating costs and expenses
Routine	162,575	153,049	145,778
Ancillary	13,442	14,493	15,414
Other operating costs and expenses
Depreciation and amortization	24,155	24,083	21,624
Management fees	18,143	15,658	14,965
Property taxes and other	9,025	9,263	8,549
Loss on impairment of asset	—	—	3,522
Other	—	—	1,650

Total operating costs and expenses	227,340	216,546	211,502

Operating profit	50,159	45,377	35,088
Corporate expenses	(1,972)	(1,917)	(2,096)
Interest expense	(20,127)	(19,586)	(17,061)
Interest income	792	942	773

Income before income taxes and extraordinary item	28,852	24,816	16,704
Provision for income taxes	(11,540)	(10,175)	(6,849)

Income before extraordinary item	17,312	14,641	9,855
Gain on early extinguishment of debt, net of taxes	—	253	—

Net income	$17,312	$14,894	$9,855

See Notes to Consolidated Financial Statements.

CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust

CONSOLIDATED STATEMENTS OF EQUITY
Fiscal Years Ended December 28, 2001, December 29, 2000 and December 31, 1999
(in thousands)

Balance, January 1, 1999	$398,803
Net income	9,855
Advances to parent, net	(11,526)

Balance, December 31, 1999	397,132
Net income	14,894
Advances to parent, net	(74,505)

Balance, December 29, 2000	337,521
Net income	17,312
Advances to parent, net	(20,161)

Balance, December 28, 2001	$334,672

See Notes to Consolidated Financial Statements.

CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust

CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ended December 28, 2001, December 29, 2000 and December 31, 1999
(in thousands)

	2001	2000	1999

Operating activities
Net income	$17,312	$14,894	$9,855
Adjustments to reconcile net income to cash from operations:
Depreciation and amortization	24,155	24,083	21,624
Gain on early extinguishment of debt, net of taxes	—	(253)	—
Loss on impairment of asset	—	—	3,522
Amortization of debt premiums and deferred financing costs	85	(710)	(1,550)
Change in amounts due from Marriott Senior Living Services	(2,001)	(377)	2,156
Change in other operating accounts	(878)	11,867	2,820

Cash provided by operations	38,673	49,504	38,427

Investing activities
Expansions of senior living communities	—	(3,204)	(18,451)
Purchase of minority partnership interest	—	—	(7,010)
Other capital expenditures	(10,549)	(10,380)	(9,239)
Other	341	998	535

Cash used in investing activities	(10,208)	(12,586)	(34,165)

Financing activities
Repayments of debt	(3,201)	(47,250)	(4,197)
Issuances of debt	—	92,370	—
Net advances to parent	(20,161)	(74,505)	(11,526)
Other	—	(3,863)	—

Cash used in financing activities	(23,362)	(33,248)	(15,723)

Increase (decrease) in cash and cash equivalents	5,103	3,670	(11,461)
Cash and cash equivalents, beginning of year	6,676	3,006	14,467

Cash and cash equivalents, end of year	$11,779	$6,676	$3,006

See Notes to Consolidated Financial Statements.

CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation and Organization

On June 21, 1997, Crestline Capital Corporation ("Crestline Capital", formerly known as HMC Senior Living Communities, Inc.), a wholly owned subsidiary of Host Marriott Corporation ("Host Marriott"), acquired all the outstanding stock of CSL Group, Inc. and subsidiaries ("CSL Group", formerly known as Forum Group, Inc. "Forum") from Marriott Senior Living Services, Inc. ("MSLS"), a subsidiary of Marriott International, Inc., pursuant to a stock purchase agreement dated June 21, 1997. In connection with the acquisition, Crestline Capital acquired the ownership of 29 senior living communities, and assigned to MSLS its interest as manager under long-term operating agreements. Subsequent to its acquisition of Forum, subsidiaries of Crestline Capital acquired two additional senior living communities. On December 29, 1998, Crestline Capital became a publicly traded company when Host Marriott completed its plan of reorganizing its business operations by spinning-off Crestline Capital to the shareholders of Host Marriott, as part of a series of transactions pursuant to which Host Marriott elected to be considered a real estate investment trust.

On August 9, 2001, Crestline Capital and CSL Group entered into a stock purchase agreement (the "Stock Purchase Agreement") with Senior Housing Properties Trust ("SNH") and SNH/CSL Properties Trust ("SNH/CSL"). Pursuant to the Stock Purchase Agreement, SNH/CSL would purchase the stock of CSL Group and certain other subsidiaries of Crestline Capital that compose Crestline Capital's senior living business (the "Partitioned Business") for $600 million. The transaction was subject to a successful vote by at least two-thirds of Crestline Capital's shareholders, arranging additional mortgage debt financing, obtaining certain consents and customary closing conditions. The sale transaction closed on January 11, 2002 (see Note 12).

These consolidated financial statements include only the assets and liabilities, along with the results from operations generated from the Partitioned Business, as described in the Stock Purchase Agreement. The Partitioned Business is an organizational unit of Crestline Capital and is not a distinct legal entity. As of December 28, 2001, the Partitioned Business consisted of the ownership of 31 senior living communities, a general partnership interest in one senior living community and a second mortgage note receivable on a senior living community.

The Securities and Exchange Commission, in Staff Accounting Bulletin Number 55 (SAB 55), requires that historical financial statements of a subsidiary, division, or lesser business component of another entity include certain expenses incurred by the parent on its behalf. These expenses include officer and employee salaries, rent or depreciation, advertising, accounting and legal services, other selling, general and administrative expenses and other such expenses. Investments and advances from parent represents the net amount of investments and advances made by Crestline Capital as a result of the acquisition and operation of the Partitioned Business. These financial statements include the adjustments necessary to comply with SAB 55.

The Partitioned Business operated as a wholly-owned business unit of Crestline Capital utilizing Crestline Capital's employees, insurance and administrative services since the Partitioned Business had no employees. Periodically, certain operating expenses, capital expenditures and other cash requirements of the Partitioned Business were paid by Crestline Capital and charged directly or allocated to the Partitioned Business. Certain general and administrative costs of Crestline Capital were allocated to the Partitioned Business using a variety of methods, principally including Crestline Capital's specific identification of individual cost items and otherwise through allocations based upon estimated levels of effort devoted by its general and administrative departments to individual entities or relative measures of size of the entities based on assets or revenues. In the opinion of management, the methods for allocating corporate, general and administrative expenses and other direct costs are reasonable.

2.    Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of the Partitioned Business and its subsidiaries and controlled affiliates. Investments in affiliates owned 20 percent or more and over which the Partitioned Business has the ability to exercise significant influence, but does not control, are accounted for using the equity method. All material intercompany transactions and balances have been eliminated.

Fiscal year

The Partitioned Business's fiscal year ends on the Friday nearest to December 31.

Revenues

Revenues represent operating revenues from senior living communities. Routine revenues consist of resident fees and health care service revenues, which are generated primarily from monthly charges for independent and assisted living apartments and special care center rooms and daily charges for healthcare beds and are recognized monthly based on the terms of the residents' agreements. Advance payments received for services are deferred until the services are provided. Ancillary revenue is generated on a "fee for service" basis for supplemental items requested by residents and is recognized as the services are provided.

A portion of revenues from health care services was attributable to patients whose bills are paid by Medicare or Medicaid under contractual arrangements. For fiscal years subsequent to 1998, the Partitioned Business is generally paid a fixed payment rate for its Medicare and Medicaid services and therefore, there are no contractual allowances for these fiscal years in the Partitioned Business's consolidated financial statements.

Cash and cash equivalents

All highly liquid investments with a maturity of three months or less at date of purchase are considered cash equivalents.

Property and equipment

Property and equipment are recorded at cost. Replacements and improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and three to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

In cases where management is holding for sale a particular property, management assesses impairment based on whether the estimated sales price less cost of disposal of each individual property to be sold is less than the net book value. A property is considered to be held for sale when a decision is made to dispose of the property. Otherwise, impairment is assessed based on whether it is probable that undiscounted future cash flows from each property will be less than its net book value. If a property is impaired, its basis is adjusted to its fair value.

Concentration of credit risk

Financial instruments that potentially subject the Partitioned Business to significant concentration of credit risk consist principally of cash and cash equivalents. The Partitioned Business maintains cash and cash equivalents with various high credit-quality financial institutions and limits the amount of credit exposure with any institution.

Working capital

Pursuant to the terms of the senior living operating agreements (see Note 6), the Partitioned Business is required to provide MSLS with working capital and supplies to meet the operating needs of the senior living communities. MSLS converts cash advanced by the Partitioned Business into other forms of working capital consisting primarily of operating cash, inventories, resident deposits and trade receivables and payables which are maintained and controlled by MSLS. Upon the termination of the operating agreements, MSLS is required to convert working capital and supplies into cash and return it to the Partitioned Business. As a result of these conditions, the individual components of working capital and supplies controlled by MSLS are not reflected in the Partitioned Business's consolidated balance sheets, however, the net working capital advanced is included in due from Marriott Senior Living Services on the Partitioned Business's consolidated balance sheets.

Deferred revenue

Monthly fees deferred for the non-refundable portion of the entry fees are recorded as deferred revenue and included in other liabilities in the Partitioned Business's consolidated balance sheets. These amounts are recognized as revenue as services are performed over the expected term of the residents' contracts.

Liability for future health care services

Certain resident and admission agreements at the communities entitled residents to receive limited amounts of health care up to defined maximums. The estimated liabilities associated with the health care obligation have been accrued in other liabilities in the Partitioned Business's consolidated balance sheets. As of December 28, 2001 and December 29, 2000, the liability totaled $815,000 and $977,000, respectively.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New statements of financial accounting standards

During July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Intangible Assets" and SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets". In the opinion of management the adoption of these statements will not have a material effect on the Partitioned Business's consolidated financial statements.

3.    Property and Equipment

Property and equipment consists of the following:

	2001	2000

	(in thousands)
Land	$107,425	$107,425
Buildings and leasehold improvements	569,144	564,867
Furniture and equipment	55,527	49,292

	732,096	721,584
Less accumulated depreciation and amortization	(103,544)	(78,474)

	$628,552	$643,110

In 1999, management determined that one of its senior living communities was impaired as a result of a deterioration of the community's operating results due to its size and age and the new supply of communities in its market. A $3.5 million pre-tax charge was recorded to reduce the net book value of the property to its fair value.

4.    Restricted Cash

Restricted cash, which is included in other assets on the Partitioned Business's consolidated balance sheets, consists of the following:

	2001	2000

	(in thousands)
Debt service escrows	$1,137	$1,137
Fixed asset escrows	4,537	4,878
Real estate tax escrows	1,507	1,697
Insurance escrows	163	64

	$7,344	$7,776

The debt service, fixed asset, real estate tax and insurance escrows consist of cash transferred into segregated escrow accounts out of revenues generated by the senior living communities, pursuant to the secured debt agreements. Funds from these reserves are periodically disbursed by the collateral agent to pay for debt service, capital expenditures, insurance premiums and real estate taxes relating to the secured properties. In addition, the fixed asset escrows also include cash transferred into segregated escrow accounts pursuant to the senior living community operating agreements to fund certain capital expenditures at the senior living communities (see Note 6).

CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.    Leases

The Partitioned Business is the lessee under capital and operating leases. Future minimum annual rental commitments for all non-cancelable leases as of December 28, 2001 are as follows:

	Capital Leases	Operating Leases
	(in thousands)

2002	$1,258	$281
2003	1,477	281
2004	1,384	281
2005	1,384	281
2006	1,384	281
Thereafter	7,008	1,924

Total minimum lease payments	13,895	$3,329

Less amount representing interest	(4,541)

Present value of minimum lease payments	$9,354

The Partitioned Business leases two senior living communities under capital leases expiring in 2016. Upon the expiration of the lease or anytime prior to lease expiration, the Partitioned Business has the first right of refusal to submit a counter offer to any acceptable bona fide offer from a third party within 30 days of notice from the lessor. If the Partitioned Business fails to exercise its right of first refusal, then the lessor may proceed with the sale of the leased property and all assets therein. The assets recorded under capital leases, which are included in property and equipment on the Partitioned Business's consolidated balance sheets, were $12.6 million and $13.4 million as of December 28, 2001 and December 29, 2000, respectively, net of accumulated amortization of $4.8 million and $3.6 million, respectively. The amortization for assets recorded under capital leases is included in depreciation and amortization on the Partitioned Business's consolidated statements of operations.

The Partitioned Business also has one long-term operating ground lease which expires in 2013. The operating lease includes three renewal options exercisable in five-year increments through the year 2028.

Rent expense for fiscal years 2001, 2000 and 1999 was $279,000, $278,000 and $281,000, respectively.

6.    Operating Agreements

The senior living communities are subject to operating agreements which provide for MSLS to operate the senior living communities, generally for an initial term of 25 to 30 years with renewal terms subject to certain performance criteria at the option of MSLS of up to an additional five to ten years. The operating agreements provide for payment of base management fees equal to five percent of revenues and incentive management fees equal to 20% of operating profit (as defined in the operating agreements) over a priority return to the owner. In the event of early termination of the operating agreements, MSLS will receive additional fees based on the unexpired term and expected future base and incentive management fees. The Partitioned Business has the option to terminate certain, but not all, management agreements if specified performance thresholds are not satisfied. No operating agreement with respect to a single community is cross-collateralized or cross-defaulted to any other operating agreement, and any single operating agreement may be terminated following a default by the

Partitioned Business or MSLS, although such termination will not trigger the cancellation of any other operating agreement.

Most of the senior living communities are also subject to pooling agreements whereby for the limited purpose of calculating management fees and exercising certain termination rights under the operating agreements, the management fees and rights are considered in the aggregate for the senior living communities in each pool.

The operating agreements require MSLS to furnish certain services ("Central Administrative Services") which are generally furnished on a central or regional basis to other senior living communities in the Marriott retirement community system. Such services will include the following: (i) marketing and public relations services; (ii) human resources program development; (iii) information systems support and development; and (iv) centralized computer payroll and accounting services. In lieu of reimbursement for such services, MSLS is paid an amount equal to 2% of revenues. Generally, through the earlier of (i) the end of the seventh year of the operating agreement or (ii) the date upon which certain performance criteria have been met, 50% of the Central Administrative Services fee is payable only to the extent that operating profit for the communities exceeds a priority return to the owner. However, the payment of fees for the Central Administrative Services were generally waived for the first year of the operating agreement.

The Partitioned Business is required under the operating agreements to contribute a percentage of revenues into an interest-bearing reserve account to cover the cost of (a) certain routine repairs and maintenance to the senior living communities which are normally capitalized and (b) replacements and renewals to the senior living communities' property and improvements. The annual contribution amount (expressed as a percentage of revenues) generally will be 2.65% through fiscal year 2002, 2.85% for fiscal years 2003 through 2007, and 3.5% thereafter. The amount contributed for fiscal years 2001, 2000 and 1999 was $7.3 million, $6.9 million and $6.4 million, respectively. The operating agreements provide that the Partitioned Business shall separately fund the cost of certain major or non-routine repairs, alterations, improvements, renewals and replacements to the senior living communities.

7.    Debt

Debt consists of the following as of December 28, 2001 and December 29, 2000. See Note 12 "Subsequent Event," for a discussion of 2002 transactions:

	2001	2000

	(in thousands)
LaSalle mortgage debt secured by eight senior living communities with $237 million of real estate assets, with an interest rate of 10.01%, maturing through 2020 (amount includes debt premium of $12.8 million in 2001 and $13.5 million in 2000)	$128,880	$131,298
GMAC mortgage debt secured by eight senior living communities with $115 million of real estate assets, with an interest rate of 4.87%, maturing in July 2005	92,370	92,370
Revenue bonds with an interest rate of 5.875%, due 2027	14,700	14,700
Capital lease obligations	9,354	9,842
Other notes	—	980

Total debt	$245,304	$249,190

Scheduled debt maturities at December 28, 2001, excluding the unamortized debt premiums of $12.8 million, are as follows (in thousands):

2002	$2,500
2003	2,967
2004	3,154
2005	95,870
2006	3,846
Thereafter	124,178

$232,515

In 2000, the Partitioned Business entered into five loan agreements totaling $92.4 million secured by mortgages on eight senior living communities. The non-recourse loans bear interest at the 30-day LIBOR rate plus 275 basis points (4.8688% at December 28, 2001). The loans mature in July 2005 and there is no principal amortization during the term of the loans. The proceeds of the financing were used to repay the existing loan secured by the senior living communities with a principal balance of $43.5 million, which bore interest at 9.93% and had a scheduled maturity of January 1, 2001. In connection with the prepayment of the existing loan in 2000, the Partitioned Business recognized an extraordinary gain on the early extinguishment of debt of $253,000, net of income taxes of $175,000.

The indentures governing the mortgages of certain of the Partitioned Business's senior living communities contain restrictive covenants that, among other restrictions, (i) require maintenance of segregated cash collection of all rents for certain of the senior living communities; (ii) require separate cash reserves for debt service, property improvements, real estate taxes and insurance; and (iii) limit the ability to incur additional indebtedness, enter into or cancel leases, enter into certain transactions with affiliates or sell certain assets. As of December 28, 2001 and December 29, 2000, the Partitioned Business was in compliance with all debt covenants.

In conjunction with the acquisition of Forum, the Partitioned Business recorded the debt assumed at its fair value. The Partitioned Business is amortizing this premium to interest expense over the remaining life of the related debt. The amortization of this debt premium for fiscal years 2001, 2000 and 1999 was $684 thousand, $1.1 million and $1.6 million, respectively. Cash paid for interest for fiscal years 2001, 2000 and 1999 totaled $19.6 million, $20.8 million and $18.6 million, respectively. Deferred financing costs, which are included in other assets on the Partitioned Business's consolidated balance sheets, was $3.8 million net of accumulated amortization of $1.2 million as of December 28, 2001 and $3.4 million net of accumulated amortization of $.4 million as of December 29, 2000. There was no deferred financing cost in 1999.

8.    Income Taxes

Total deferred tax assets and liabilities as of December 28, 2001 and December 29, 2000 were as follows:

	2001	2000

	(in thousands)
Deferred tax assets	$15,900	$17,359
Deferred tax liabilities	(77,901)	(81,019)

Net deferred income tax liability	$(62,001)	$(63,660)

The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and liabilities was as follows:

	2001	2000

	(in thousands)
Property and equipment	$(74,914)	$(80,552)
Debt adjustment to fair value at acquisition	5,244	5,700
Net operating losses and other, net	7,669	11,192

Net deferred income tax liability	$(62,001)	$(63,660)

The provision for income taxes for fiscal years 2001, 2000 and 1999 consists of the following:

	2001	2000	1999

	(in thousands)
Current	$11,027	$8,667	$6,928
Deferred	513	1,508	(79)

	$11,540	$10,175	$6,849

A reconciliation of the statutory Federal tax rate to the Partitioned Business's effective income tax rate for fiscal years 2001, 2000 and 1999 is as follows:

	2001	2000	1999

Statutory federal tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.0	6.0	6.0

	40.0%	41.0%	41.0%

The Partitioned Business was included in the consolidated federal income tax return of Crestline Capital (the "Group"). Tax expense was allocated to the Partitioned Business as a member of the Group based upon the relative contribution to the Group's consolidated taxable income/loss and changes in temporary differences. This allocation method results in federal and net state tax expense allocated for all periods presented that is substantially equal to the expense that would have been recognized if the Partitioned Business had filed separate tax returns.

For income tax purposes, the Partitioned Business, through CSL Group, has net operating loss carryforwards of $7.0 million which expire through 2006.

9.    Fair Value of Financial Instruments

The fair values of certain financial liabilities are shown below:

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	(in thousands)
Debt, net of capital leases	$235,950	$239,355	$239,348	$243,718

Valuations for secured debt are determined based on the expected future payments discounted at risk-adjusted rates. The fair values of other notes are estimated to be equal to their carrying value. The fair value of all of the Partitioned Business' other financial assets and liabilities are assumed to equal their carrying amounts.

In 1999, the Partitioned Business recorded a pre-tax charge of $1.7 million, which is included in other operating costs and expenses, to fully reserve a second mortgage note receivable due to uncertainty in the collectability of the note.

10.    Continuing Lifecare Contracts

Residents at two of the communities are offered continuing care life contracts that provide reduced monthly rental rates in exchange for significant security deposits, which become partially or totally non-refundable over time.

At the Pueblo Norte senior living community, two types of continuing care contracts are currently offered to new residents. One contract provides that 10% of the resident admission fees is non-refundable upon occupancy. The remaining 90% of the resident admission fees becomes non-refundable at a rate of 1 1/2% per month over the subsequent 60 months and is amortized over the expected life of the resident. The second contract type provides that the resident admission fee is 30% non-refundable and 70% fully refundable. The non-refundable portions are amortized over the expected life of the resident. The liability for the refundable portion of the admission fees at December 28, 2001 and December 29, 2000 is $4,849,000 and $5,161,000, respectively, and is included in other liabilities on the Partitioned Business's consolidated balance sheets. The non-refundable portion of the admission fees at December 28, 2001 and December 29, 2000 totaled $3,392,000 and $2,820,000, respectively, and is included in other liabilities on the Partitioned Business's consolidated balance sheets.

Three other types of continuing care agreements are in effect at Pueblo Norte with existing residents but are no longer offered to new residents. One agreement provides that the resident admission fee is 10% non-refundable and 90% fully refundable. Each resident is entitled to 70 free days of care in the health center based on a prescribed formula. The second type of agreement provides that the resident admission fee is 1% refundable and 99% non-refundable. The non-refundable portion of the resident admission fees are amortized over the expected life of the resident. The liability at December 28, 2001 and December 29, 2000 for the non-refundable portion of these contracts is $2,522,000 and $3,208,000, respectively, and is included in other liabilities on the Partitioned Business's consolidated balance sheets.

At two additional senior living communities, lifecare contracts are in effect with existing residents, but no longer offered to new residents. The agreements provide that the resident admission fees are either fully refundable or non-refundable. As of December 28, 2001 and December 29, 2000, the refundable portion of these contracts was $965,000 in both years, and the non-refundable portion of these contracts was $515,000 and $618,000, respectively, and are included in other liabilities on the Partitioned Business's consolidated balance sheets.

11.    Litigation

On June 15, 1995, the Russell F. Knapp Revocable Trust (the "Plaintiff") filed a complaint in the United States District Court for the Southern District of Indiana (the "Indiana Court") against the general partner of one of CSL Group's subsidiary partnerships, CCC Retirement Partners, LP, formerly Forum Retirement Partners, LP, ("FRP"), alleging breach of the partnership agreement, breach of fiduciary duty, fraud, insider trading and civil conspiracy/aiding and abetting. On February 4, 1998, the Plaintiff, MSLS, the general partner, CSL Group, Host Marriott and Crestline Capital entered into a Settlement and Release Agreement (the "Settlement Agreement"), pursuant to which Host Marriott agreed to purchase, at a price of $4.50 per unit, the partnership units of each limited partner electing to join in the Settlement Agreement. CSL Group held 79% of the outstanding limited partner units in the partnership at that time. Host Marriott and CSL Group also agreed to pay as much as an additional $.75 per unit (the "Additional Payment") to the settling limited partners (the "Settling Partners"), under certain conditions, in the event that CSL Group within three years following the date of settlement initiates a tender offer for the purchase of units not presently held by CSL Group or the Settling Partners. On February 5, 1998, the Indiana Court entered an order approving the dismissal of the Plaintiff's case. In connection with the Settlement Agreement, CSL Group acquired 2,141,795 limited partner units in 1998 for approximately $9,638,000, increasing CSL Group's ownership interest in FRP to approximately 93%.

In 1999, CSL Group and FRP completed a merger pursuant to a consent solicitation whereby the partnership unit holders received the right to receive cash consideration for each limited partnership unit from CSL Group. In connection with this merger, CSL Group acquired the remaining limited partnership units for approximately $6,158,000. Also, CSL Group paid the Settling Partners an Additional Payment in 1999 of approximately $557,000 pursuant to the merger transaction. As of December 28, 2001, CSL Group had a liability of $219,265 representing cash consideration for the remaining untendered FRP limited partnership units. The purchase price of the units for both transactions approximated fair value, and accordingly, no portion of the purchase price has been expensed.

12.    Subsequent Event

On January 11, 2002, Crestline Capital completed the sale of its Partitioned Business to SNH/CSL pursuant to the Stock Purchase Agreement. Total consideration for the transaction totaled $600 million and assumption of certain liabilities. As part of the sale, Crestline Capital provided $25 million in seller financing to SNH. The note has a 10% interest rate and matures in two years and is prepayable without penalty at anytime.

Contemporaneous with the closing, Crestline Capital prepaid the LaSalle debt totaling $116 million, excluding $12.8 million of debt premiums, and also paid a prepayment premium of $10.5 million. On January 25, 2002, SNH prepaid the GMAC debt totaling $93 million.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
ILM II Senior Living, Inc.:

In our opinion, the accompanying consolidated statement of net assets in liquidation and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the net assets in liquidation of ILM II Senior Living, Inc. and its subsidiary (the "Company") at August 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company adopted a plan of liquidation on August 31, 2001, and as a result changed its basis of accounting as of August 31, 2001, and for periods subsequent to August 31, 2001, from the going concern basis to the liquidation basis of accounting.

                      /S/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
November 26, 2001

REPORT OF INDEPENDENT AUDITORS

The Shareholders of
ILM II Senior Living, Inc.

We have audited the accompanying consolidated balance sheet of ILM II Senior Living, Inc. and subsidiary, as of August 31, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILM II Senior Living, Inc. and subsidiary, at August 31, 2000, and the consolidated results of their operations and their cash flows for each of the two years in the period ended August 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                      /S/ ERNST & YOUNG LLP

Dallas, Texas
October 24, 2000
except for Note 9, as to which the date is
December 15, 2000

ILM II Senior Living, Inc.

CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
August 31, 2001
(LIQUIDATION BASIS)
(Dollars in thousands, except per share data)

2001

Assets
Investment properties, at fair value	$45,500
Cash and cash equivalents	1,298
Accounts receivable—related party	247
Prepaid expenses and other assets	11

$47,056

Liabilities
Accounts payable and accrued expenses	$129
Accounts payable—related party	966
Built-in gain taxes payable	3,705
Accrued liquidation expenses	2,404
Preferred shareholders' minority interest in consolidated subsidiary	152

Total liabilities	7,356

Net assets in liquidation	$39,700

See accompanying notes.

ILM II Senior Living, Inc.

CONSOLIDATED BALANCE SHEET
August 31, 2000
(GOING-CONCERN BASIS)
(Dollars in thousands, except per share data)

Assets
Investment properties, at cost:
Land	$4,522
Building and improvements	24,190
Furniture, fixtures and equipment	3,856

32,568
Less: accumulated depreciation	(8,813)

23,755
Mortgage placement fees	1,247
Less: accumulated amortization	(1,106)

141
Loan origination fees	144
Less: accumulated amortization	(84)

60
Cash and cash equivalents	11,258
Accounts receivable—related party	376
Prepaid expenses and other assets	15
Deferred rent receivable	6

$35,611

Liabilities and Shareholders' Equity
Accounts payable and accrued expenses	$121
Accounts payable—related party	40
Construction loan payable	570
Preferred shareholders' minority interest in consolidated subsidiary	143

Total liabilities	874
Shareholders' equity:
Common stock, $0.01 par value, 12,500,000 shares authorized, 5,181,236 shares issued and outstanding	52
Additional paid-in capital	44,823
Accumulated deficit	(10,138)

Total shareholders' equity	34,737

$35,611

See accompanying notes.

ILM II Senior Living, Inc.

CONSOLIDATED STATEMENTS OF INCOME
(In Liquidation as of August 31, 2001)
For the years ended August 31, 2001, 2000, and 1999
(Dollars in thousands, except per share data)

	2001	2000	1999

Revenue:
Rental and other	$4,555	$5,401	$5,265
Interest	170	57	56

	4,725	5,458	5,321
Expenses:
Depreciation	1,191	1,190	1,235
Amortization	200	184	184
General and administrative	462	294	344
Professional fees	2,193	1,137	1,778
Director compensation	102	104	83

	4,148	2,909	3,624

Operating income	577	2,549	1,697
Unrealized gain on appreciation of investment properties	22,809	—	—
Liquidation expense	(2,404)	—	—
Built-in gain tax	(3,705)	—	—
Gain on sale of Villa Santa Barbara	—	6,160	—

Net income	$17,277	$8,709	$1,697

Earnings per share of common stock	$3.34	$1.68	$0.32

Cash dividends paid per share of common stock	$2.38	$0.64	$0.85

The above earnings and cash dividends paid per share of common stock are based upon the 5,181,236 shares outstanding during the year.

See accompanying notes.

ILM II Senior Living, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In Liquidation as of August 31, 2001)
For the years ended August 31, 2001, 2000 and 1999
(Dollars in thousands, except per share data)

	Common Stock $.01 Par Value
			Additional Paid-in Capital
				Accumulated Deficit
	Shares	Amount			Total

Balance at August 31, 1998	5,181,236	$52	$44,823	$(12,837)	$32,038
Cash dividends paid	—	—	—	(4,404)	(4,404)
Net income	—	—	—	1,697	1,697

Balance at August 31, 1999	5,181,236	52	44,823	(15,544)	29,331
Cash dividends paid	—	—	—	(3,303)	(3,303)
Net income	—	—	—	8,709	8,709

Balance at August 31, 2000	5,181,236	52	44,823	(10,138)	34,737
Cash dividends paid	—	—	—	(12,314)	(12,314)
Net income	—	—	—	17,277	17,277

Balance at August 31, 2001	5,181,236	$52	$44,823	$(5,175)	$39,700

See accompanying notes.

ILM II Senior Living, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Liquidation as of August 31, 2001)
For the years ended August 31, 2001, 2000, and 1999
(In thousands)

	2001	2000	1999

Cash flows from operating activities:
Net income	$17,277	$8,709	$1,697
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on Sale of Villa Santa Barbara	—	(6,160)	—
Unrealized gain on appreciation of property	(22,809)	—	—
Depreciation and amortization	1,392	1,374	1,419
Charitable contribution of subsidiary's preferred stock and accrued dividends	9	9	9
Changes in assets and liabilities:
Accounts receivable—related party	129	(39)	(64)
Prepaid expenses and other assets	4	53	86
Deferred rent receivable	6	31	32
Accounts payable—related party	926	(487)	478
Built-in gain tax payable	3,705	—	—
Accrued liquidation cost payable	2,404	—	—
Accounts payable and accrued expenses	8	(98)	48

Net cash provided by operating activities	3,051	3,392	3,705

Cash flows provided by (used in) investing activities:
Proceeds from sale of Santa Barbara	—	10,144	—
Additions to investment properties	(127)	(288)	(377)

Net cash provided by (used in) investing activities	(127)	9,856	(377)

Cash flows used in financing activities:
Loan origination fees paid	—	—	(72)
(Paydown of) proceeds from construction loan facility	(570)	(600)	1,165
Cash dividends paid to shareholders	(12,314)	(3,303)	(4,404)

Net cash used in financing activities	(12,884)	(3,903)	(3,311)

Net increase (decrease) in cash and cash equivalents	(9,960)	9,345	17
Cash and cash equivalents, beginning of year	11,258	1,913	1,896

Cash and cash equivalents, end of year	$1,298	$11,258	$1,913

Cash paid for state income taxes	$17	$17	$42

Cash paid for interest	$28	$60	$11

Interest capitalized	$28	$62	$17

See accompanying notes.

ILM II Senior Living, Inc.

NOTES TO FINANCIAL STATEMENTS

1.    Nature of Operations and Plan of Liquidation

ILM II Senior Living, Inc. (the "Company), formerly PaineWebber Independent Living Mortgage, Inc. II, was organized as a corporation on February 5, 1990 under the laws of the State of Virginia. On September 12, 1990, the Company commenced a public offering of up to 10,000,000 shares of its common stock at $10 per share, pursuant to the final prospectus, as amended, incorporated into a Registration Statement filed on Form S-11 under the Securities Act of 1933 (Registration Statement No. 33-33857), (the "Prospectus"). The public offering terminated on May 10, 1991 with a total of 5,181,236 shares issued. The Company received capital contributions of $51,812,356, of which $200,000 represented the sale of 20,000 shares to an affiliate at that time, PaineWebber Group, Inc. ("PaineWebber"). For discussion purposes, PaineWebber will refer to PaineWebber Group, Inc. and all affiliates that provided services to the Company in the past.

The Company has elected to qualify and be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended, for each taxable year of operations (see Note 2).

ILM II Holding now holds title to the five remaining Senior Housing Facilities which comprise the balance of investment properties on the accompanying consolidated statement of net assets and balance sheet, subject to certain mortgage loans payable to the Company. Such mortgage loans and the related interest expense are eliminated in the consolidation of the financial statements of the Company. The capital stock of ILM II Holding was originally owned by the Company and PaineWebber. ILM II Holding had issued 100 shares of Series A Preferred Stock to the Company in return for a capital contribution in the amount of $495,000 and had issued 10,000 shares of common stock to PaineWebber in return for a capital contribution in the amount of $5,000. The common stock represented approximately 99 percent of the voting power and 1 percent of the economic interest in ILM II Holding, while the preferred stock represented approximately 1 percent of the voting power and 99 percent of the economic interest in ILM II Holding.

The Company completed its restructuring plans by converting ILM II Holding to a REIT for tax purposes. In connection with these plans, on November 21, 1996, the Company requested that PaineWebber sell all of the stock held in ILM II Holding to the Company for a price equal to the fair market value of the 1% economic interest in ILM II Holding represented by the common stock. On January 10, 1997, this transfer of the common stock of ILM II Holding was completed at an agreed upon fair value of $40,000, representing a $35,000 increase in fair value. This increase in fair value is based on the increase in values of the Senior Housing Facilities which occurred between April 1994 and January 1996, as supported by independent appraisals.

With this transfer completed, effective January 23, 1997, ILM II Holding recapitalized its common stock and preferred stock by replacing the outstanding shares with 50,000 shares of new common stock and 275 shares of a new class of nonvoting, 8% cumulative preferred stock issued to the Company (the "Preferred Stock"). The number of authorized shares of preferred and common stock in ILM II Holding were also increased as part of the recapitalization. Following the recapitalization, the Company made charitable gifts of one share of the Preferred Stock in ILM II Holding to each of 111 charitable organizations so that ILM II Holding would meet the stock ownership requirements of a REIT as of January 30, 1997. The Preferred Stock has a liquidation preference of $1,000 per share plus any accrued and unpaid dividends. Dividends on the Preferred Stock will accrue at a rate of 8% per annum on the original $1,000 liquidation preference and will be cumulative from the date of issuance. Since ILM II Holding is not expected to have sufficient cash flow in the foreseeable future to make the required dividend payments, it is anticipated that dividends will accrue and be paid at liquidation. The Company recorded the contribution of the Preferred Stock in ILM II Holding to the charitable organizations at the amount of the initial liquidation preference of $111,000. Such amount was included in general and administrative expense on the income statement for the year ended August 31, 1997. Cumulative dividends accrued as of August 31, 2001 and 2000, on the preferred stock in ILM II Holding totaled approximately $40,000 and $32,000, respectively.

As part of the fiscal 1994 Settlement Agreement with AHC, ILM II Holding retained AHC as the property manager for all of the Senior Housing Facilities pursuant to the terms of a management agreement. As discussed further in Note 5, the management agreement with AHC was terminated in July 1996. Subsequent to the effective date of the Settlement Agreement with AHC, management investigated and evaluated the available options for structuring the ownership of the properties in order to maximize the potential returns to the existing shareholders while maintaining the Company's qualification as a REIT under the Internal Revenue Code (see Note 2). As discussed further in Note 4, on September 12, 1994, the Company formed a new subsidiary, ILM II Lease Corporation ("Lease II"), for the purpose of operating the Senior Housing Facilities. On September 1, 1995, after the Company received the required regulatory approval, the Company distributed all of the shares of capital stock of Lease II to the holders of record of the Company's common stock. The Senior Housing Facilities were leased to Lease II effective September 1, 1995 (see Note 4 for a description of the Facilities Lease Agreement). Lease II is a public company subject to the reporting obligations of the Securities and Exchange Commission.

On February 7, 1999, the Company entered into an agreement and plan of merger, which was subsequently amended, with CSLC, the corporate parent of Capital.

At a special meeting of Shareholders on June 22, 2000, holders of more than two-thirds of the outstanding shares of the Company's common stock voted in favor of approval of the then proposed Agreement and Plan of Merger.

On August 15, 2000, the Company caused ILM II Holding to complete the sale of its 75% co-tenancy interest in its senior living facility located in Santa Barbara, California ("Villa Santa Barbara"), to CSLC for $10,143,750. In consideration for the sale, the Company received $9,543,750 in cash and CSLC contributed $600,000 toward the Company's outstanding construction loan debt and assumed certain then current transaction expenses of the Company in connection with the previously announced proposed merger. The remaining 25% co-tenancy interest in Villa Santa Barbara was formerly owned by ILM Holding, Inc. ("Holding I"), a subsidiary of ILM Senior Living, Inc. ("ILM I") and was transferred to CSLC at the time the merger between ILM I and CSLC was consummated. A gain on the sale of approximately $6,160,000 was recognized in the accompanying consolidated statement of income for the year ended August 31, 2000.

In November 2000, the Facilities Lease Agreement, which was scheduled to expire on December 31, 2000, was extended through the earlier of the date on which the merger of the Company with CSLC was consum- mated or March 31, 2001, and on a month-to-month basis thereafter if the merger was not consummated by that time. Although there can be no assurance, the Facilities Lease Agreement is expected to continue on a month-to-month basis until the Senior Housing Facilities are sold.

On February 8, 2001, the Company received notice from CSLC terminating the merger agreement. CSLC stated in its termination letter that it terminated the merger agreement because of its concerns relating to the Company's claimed election in 1996 to defer built-in gain taxes upon conversion of ILM II Holding from a "C" Corporation to a REIT. As previously reported in the Company's public filings, the Company claimed this election based upon the advice of its outside tax accountants; has operated since 1996 under the belief that such election was validly perfected; and, in February 2001, pursued administrative relief with the Internal Revenue Service to ensure the availability of the Company's election to defer such corporate level built-in gain taxes. On May 8, 2001, the Internal Revenue Service notified the Company that it granted the requested administrative relief in this matter.

On July 6, 2001, in a proxy statement filed on Schedule 14A with the Securities and Exchange Commission, the Company's Board of Directors recommended to the Company's Shareholders that the Company's Articles of Incorporation be amended to extend the Company's finite-life existence from December 31, 2001 until December 31, 2008. On August 16, 2001, at the Annual Meeting of Shareholders, the proposal to extend the finite-life corporate existence of the Company was not approved by the Shareholders. The Company's Articles of Incorporation required holders of a majority of its outstanding shares to approve the proposal Accordingly, pursuant to the Company's Articles of Incorporation, the Company has adopted a plan of liquidation and announced that it will liquidate its Senior Housing Facilities commencing not later than December 31, 2001. As a result, the Company changed its basis of accounting, as of August 31, 2001, from the going-concern basis to the liquidation basis. Upon liquidation of the Senior Housing Facilities, net proceeds and remaining cash reserves, after paying all liquidation and dissolution expenses, will be distributed to the Company's Shareholders and the Company will be dissolved.

Pursuant to its obligation to liquidate and distribute its assets on December 31, 2001 in accordance with its Articles of Incorporation, on November 20, 2001, the Company and ILM II Holding entered into a purchase and sale agreement with BRE/Independent Living, LLC, a Delaware limited liability company ("BRE") pursuant to which the Company agreed to sell, and BRE agreed to purchase, all of the Company's right, title and interest in and to its Senior Housing Facilities and certain other related assets. In consideration for the sale of the Senior Housing Facilities, BRE agreed, subject to certain conditions and apportionments, to pay the Company a purchase price of $45.5 million, approximately $2.275 million of which will be paid as a refundable deposit, into escrow, on or before November 27, 2001 (the "Deposit").

Each of the parties' respective obligations under such agreement is subject to customary closing conditions and includes a broad "diligence out" for BRE through December 31, 2001, which may be extended until March 1, 2002, providing BRE with the right, in its sole discretion, to terminate the agreement and receive a refund of the Deposit if BRE is not satisfied with any aspect of the Senior Housing Facilities. In the event BRE fails to terminate the agreement on or before January 31, 2002 pursuant to the termination right mentioned above, unless BRE elects for the Deposit to become non-refundable, the Company will be permitted to enter into a back-up agreement with a third party for the sale of the Senior Housing Facilities, which third party agreement will become effective in the event BRE terminates the agreement. Further, under certain circumstances, BRE is entitled to terminate the agreement and receive up to $2.4 million from the Company as liquidated damages and in certain other circumstances, the Company would be entitled to terminate the agreement and retain the Deposit as liquidated damages.

Prior to entering into such agreement and in view of the pending termination of the Company's finite life corporate existence, the Company thought it was prudent to conduct an auction of the Company and the Senior Housing Facilities and accordingly authorized management to work expeditiously with the Company's legal and financial advisors to identify prospective purchasers of the Company's capital stock or assets (by means of merger, strategic business combination, tender offer or sale of the Company's Senior Housing Facilities) and to elicit bona fide offers for transactions to be consummated on or prior to December 31, 2001 which would maximize current shareholder value. As part of a five-week auction process that ended on October 24, 2001, liquidation announcements for the Company were published in the Wall Street Journal and The Washington Post. Through the process, 160 potential purchasers were identified, comprehensive due diligence packages were distributed, and 126 potential purchasers expressed interest in reviewing information relating to one or more of the Senior Housing Facilities. Of those potential purchasers, 17 provided formal indications of interest, including eight parties who were interested in acquiring only a single senior or assisted living facility. Initial indications of interest for the Senior Housing Facilities, in terms of purchase price, ranged from a low of $34.0 million to a high of $51.0 million, the highest indication having been withdrawn shortly after it was made. Based upon the non-withdrawn indications of interest received, the Company's Board of Directors, with the advice of its legal and financial advisors, concluded that the BRE indication of interest was the highest in terms of a proposed purchase price and was most likely to maximize current shareholder value. Accordingly, the Company immediately entered into negotiations with BRE which culminated in the execution of the agreement mentioned above.

Upon consummation of the transactions contemplated by such agreement or otherwise upon sale of the Senior Housing Facilities to a third party, the Company intends to liquidate and distribute its assets in accordance with the Virginia Stock Corporation Act, which provides for the distribution of the Company's assets first to the Company's creditors for purposes of discharging all of the Company's liabilities, and then, to the extent assets are remaining, to the Company's shareholders in accordance with their respective rights and interests.

There can be no assurance as to whether the transactions contemplated by the agreement will be consummated or, if consummated, as to the exact timing thereof. Similarly, there can be no assurance as to the timing of a liquidation and distribution of the Company's assets or the amount of assets that will be distributed to the Company's shareholders, if any.

2.    Summary of Significant Accounting Policies

The Company's significant accounting policies are summarized as follows:

A.    Basis of presentation and accounting estimates

In connection with its adoption of a plan of liquidation as of August 31, 2001, the Company adopted the liquidation basis of accounting which, among other things, requires that assets and liabilities be stated at their estimated value and that estimated costs of liquidating the Company be provided to the extent that they are reasonably determinable.

As of August 31, 2001, the Company adopted a plan of liquidation and, accordingly, adjusted the carrying value of investment properties to $45,500,000 and recorded accrued expenses of $2,404,000. These expenses include estimates of costs to be incurred in carrying out the dissolution and liquidation of the Company. These costs include estimates of legal fees ($500,000); the potential Feldman litigation settlement ($440,000); taxes ($400,000); commissions ($460,000); insurance ($290,000); and other ($314,000).

The investment properties were valued based on a Purchase and Sale agreement executed by the Company with a third party on November 20, 2001. The proposed sale price is subject to change upon completion of the due diligence period and amounts ultimately realized may vary significantly. There can be no assurance as to whether the transactions contemplated by the agreement will be consummated or, if consummated, as to the exact timing thereof. Similarly, there can be no assurance as to the timing of a liquidation and distribution of the Company's assets or the amount of assets that will be distributed to the Company's shareholders, if any.

The actual liquidation costs could vary from the related provisions due to the uncertainty related to the length of time required to complete the liquidation and dissolution of the Company. The accrued expenses do not take into consideration possible litigation arising from the potential representations and warranties made as part of the sale of the Senior Housing Facilities. Such costs, if any, are unknown and are not estimable at this time.

The accompanying financial statements include the financial statements of the Company and ILM II Holding. All intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the Company make estimates affecting the reported amounts of assets and liabilities, and of revenues and expenses. Key estimates include the valuation of investment properties and the estimate of liquidation expenses. Actual results, therefore, could differ from these estimates.

B.    Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include all highly liquid investments with original maturities of 90 days or less.

C.    Investment properties

In accordance with the adoption of the liquidation basis of accounting, the Company increased the fair value of its investment properties as of August 31, 2001, to a value of $45,500,000, to equal the expected gross proceeds from the expected sale of the Senior Housing Facilities. This increase in fair value is included on the accompanying consolidated statement of net assets in liquidation at August 31, 2001.

The investment properties were valued based on a Purchase and Sale agreement executed by the Company with a third party on November 20, 2001. The proposed sale price is subject to change upon completion of the due diligence period and amounts ultimately realized may vary significantly. There can be no assurance as to whether the transactions contemplated by the agreement will be consummated or, if consummated, as to the exact timing thereof. Similarly, there can be no assurance as to the timing of a liquidation and distribution of the Company's assets or the amount of assets that will be distributed to the Company's shareholders, if any.

Properties owned by the Company were initially recorded at the purchase price plus closing costs. Development costs and major renovations were capitalized as a component of costs, and routine maintenance and repairs were charged to expense as incurred.

For the years ended August 31, 2000 and 1999, investment properties were carried at the lower of cost, reduced by accumulated depreciation. Depreciation expense was provided on a straight-line basis using an estimated useful life of 40 years for the buildings and improvements and five years for the furniture, fixtures and equipment.

Mortgage placement fees were incurred by the Company and these fees are included in the accompanying consolidated balance sheets for fiscal year 2000, reduced by Accumulated Amortization of mortgage placement fees. Loan origination fees relating to the construction loan facility (see Note 6) are included on the accompanying consolidated balance sheet. These fees were being amortized to expense on a straight-line basis over the term of the loan and were fully written off at August 31, 2001. Interest paid on the construction loan facility was capitalized until the loan was repaid.

D.    Rental revenue

In fiscal years 2001, 2000 and 1999, rental revenues consist of payments due from Lease II under the terms of the Facilities Lease Agreement described in Note 5. Base rental income under the facilities lease is recognized on a straight-line basis over the term of the lease. Deferred rent receivable on the balance sheet as of August 31, 2000 represents the difference between rental income on a straight-line basis and rental income received under the terms of the facilities lease.

E.    Income taxes

The Company has elected to qualify and to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, for each taxable year of operations. As a REIT, the Company is allowed a deduction for the amount of dividends paid to its shareholders, thereby effectively subjecting the distributed net taxable income of the Company to taxation at the shareholder level only, provided it distributes at least 90% of its taxable income and meets certain other requirements for qualifying as a real estate investment trust. In connection with the settlement agreement described in Note 1, the Company, through ILM II Holding, obtained title to the Senior Housing Facilities securing its mortgage loan investments. To retain REIT status, the Company must ensure that 75% of its annual gross income is received from qualified sources. Under the original investment structure, interest income from the Company's mortgage loans was a qualified source. The Senior Housing Facilities that are now owned by a subsidiary of the Company provide residents with more services, such as meals, activities, assisted living, etc., than are customary for ordinary residential apartment properties. As a result, a significant portion of the rents paid by the residents includes income for the increased level of services received by them. Consequently, the rents paid by the residents likely would not be qualified rents for REIT qualification purposes if received directly by the Company. Therefore, if the Company received such rents directly, it could lose REIT status and be taxed as a regular corporation. After extensive review, the Board of Directors determined that it would be in the best interests of the Shareholders for the Company to retain REIT status and facilities lease the properties to a shareholder-owned operating company. As discussed further in Note 4, on September 12, 1994 the Company formed a new subsidiary, Lease II, for the purpose of operating the Senior Housing Facilities. The Senior Housing Facilities were leased to Lease II effective September 1, 1995 (see Note 4 for a description of the Facilities Lease Agreement).

The Company reports on a calendar year basis for income tax purposes. All distributions during calendar years 2000 and 1999 were ordinary taxable dividends, except that 14.01% of distributions for 1999 represented a return of capital.

3.    Built-in Gain Tax

The assumption of ownership of the Senior Housing Facilities through ILM II Holding, which was organized as a so-called "C" corporation for tax purposes, has resulted in a possible future tax liability which would be payable upon the ultimate sale of the Senior Living Facilities (the "built-in gain tax"). The amount of such tax would be calculated based on the lesser of the total net gain realized from the sale transaction or the portion of the net gain realized upon a final sale which is attributable to the period during which the properties were held in a "C" corporation.

Any future appreciation in the value of the Senior Housing Facilities subsequent to the conversion of ILM II Holding to a REIT would not be subject to the built-in gain tax. The built-in gain tax would most likely not be incurred if the properties were to be held for a period of at least ten years from the date of the conversion of ILM II Holding to a REIT. However, since the end of the Company's original anticipated holding period as defined in the Articles of Incorporation is December 31, 2001, the

properties will not be held for such additional period of time. Based on management's current estimate of the increase in the values of the Senior Housing Facilities which occurred between April 1994 and January 1996, as supported by independent appraisals, a sale of the Senior Housing Facilities within ten years of the date of the conversion of ILM II Holding to a REIT would result in a built-in gain tax of approximately $3.8 million. The sale of the Company's interest in Villa Santa Barbara resulted in the recognition of a built-in gain of approximately $600,000, which was offset by pre-conversion net operating losses. Based in part upon advice from the Company's outside tax accountants, commencing in 1996 the Company has acted as though it had made an election in its 1996 tax return to allow the Company to avoid a corporate level tax upon conversion of ILM II Holding from a "C" Corporation to a REIT. Because proof of a formal election had not then been obtained, in February 2001 the Company pursued administrative relief with the Internal Revenue Service to ensure the availability of the benefits of this election. On May 8, 2001, the Internal Revenue Service notified the Company that it granted the requested administrative relief in this matter and, accordingly, the built-in gain tax has been deferred. To avoid this built-in gain tax, the Directors had recommended to the Shareholders an amendment to the Articles of Incorporation to extend the Company's scheduled liquidation date. At the Annual Meeting of Shareholders on August 16, 2001, the proposal to extend the finite life corporate existence of the Company was not approved by Shareholders. Because the overall vote was insufficient to approve the extension, pursuant to the Company's Articles of Incorporation, the Company has adopted a plan of liquidation and announced that it will liquidate its properties commencing not later than December 31, 2001.

As a result of the adoption of the plan of liquidation, the built-in gain tax will be payable upon the disposition of the investment properties. Accordingly, the Company has accrued a liability of $3,705,250 on the accompanying consolidated statement of net assets in liquidation at August 31, 2001, for the built-in gain tax.

4.    Property Management Agreement

Lease II has retained Capital to be the property manager of the Senior Housing Facilities and the Company has guaranteed the payment of all fees due to Capital pursuant to a Management Agreement which commenced on July 29, 1996. For the years ended August 31, 2001, 2000, and 1999, Capital earned property management fees from Lease II of $656,000, $903,000 and $980,000, respectively.

5.    Related Party Transactions

Jeffry R. Dwyer, Secretary and Director of the Company, is a shareholder of Greenberg Traurig, Counsel to the Company and its affiliates since 1997. For the years ended August 31, 2001 and 2000, Greenberg Traurig received fees from the Company of $1,326,000 and $603,000, respectively.

Accounts receivable—related party at August 31, 2001 and 2000 represents amounts due from an affiliated company, Lease II, for variable rent. Accounts payable—related party at August 31, 2001, represents unbilled legal fees due to to Greenberg Traurig, counsel to the Company and its affiliates and a related party. Accounts payable—related party at August 31, 2000, includes $40,000 of expense reimbursements payable to Lease II.

6.    Investment Properties Subject to Facilities Lease

As of August 31, 2001 and 2000, the Company, through its consolidated subsidiary, owned five Senior Housing Facilities (six Senior Housing Facilities through August 15, 2000, when Villa Santa Barbara was sold) (see Note 1). The name, location and size of the properties and the date that the Company made its initial investment in such assets are as set forth below:

Name	Location	Rentable Units(2)	Resident Capacities(2)	Year Facility Built	Date of Investment(1)

The Palms	Fort Myers, FL	205	255	1988	7/18/90
Crown Villa	Omaha, NE	73	73	1992	4/25/91
Overland Park Place	Overland Park, KS	141	153	1984	4/9/92
Rio Las Palmas	Stockton, CA	164	190	1988	5/14/92
The Villa at Riverwood	St. Louis County, MO	120	140	1986	5/29/92
Villa Santa Barbara (3)	Santa Barbara, CA
(1)
Represents the date of the Company's original mortgage loan to Angeles Housing Concepts, Inc. (see Note 1).

(2)
Rentable units represent the number of apartment units and is a measure commonly used in the real estate industry. Resident capacity equals the number of bedrooms contained within the apartment units and corresponds to measures commonly used in the healthcare industry.

(3)
The Company's investment in Villa Santa Barbara was sold on August 15, 2000.

The Facilities Lease Agreement is between the Company's consolidated subsidiary, ILM II Holding, as owner of the Senior Housing Facilities and Lessor, and Lease II as Lessee. Through December 31, 2000, the Lessor had the right to terminate the Facilities Lease Agreement as to any property sold by the Lessor as of the date of such sale. The Facilities Lease Agreement was originally scheduled to expire on December 31, 2000, unless earlier terminated at the election of the Lessor in connection with the sale by the Lessor of the Senior Housing Facilities to a non-affiliated third party, but in November 2000, was extended beyond its original expiration date on a month-to-month basis by vote of the Board of Directors. The Facilities Lease Agreement is a "triple-net" lease whereby the Lessee pays all operating expenses, governmental taxes and assessments, utility charges and insurance premiums, as well as the costs of all required maintenance, personal property and non-structural repairs in connection with the operation of the Senior Housing Facilities. ILM II Holding, as Lessor, is responsible for all major capital improvements and structural repairs to the Senior Housing Facilities. Lease II pays annual base rent for the use of all of the Facilities in the aggregate amount of $3,555,427 ($3,995,586 per year and $4,035,600 per year in 2000 and 1999, respectively). The reduction in base rent from the previous years is due the sale of Villa Santa Barbara on August 15, 2000.) Lease II also pays variable rent, on a quarterly basis, for each Senior Housing Facility in an amount equal to 40% of the excess of the aggregate total revenues for the Senior Housing Facilities, on an annualized basis, over $11,634,000 ($13,021,000 through August 15, 2000, when Villa Santa Barbara was sold). For the years ended August 31, 2001, 2000, and 1999, variable rental income was $1,006,000, $1,437,000, and $1,261,000, respectively.

Condensed balance sheets as of August 31, 2001, 2000, and 1999, and condensed statements of operations for the years ended August 31, 2001, 2000, and 1999 of Lease II are as follows (in thousands):

	2001	2000	1999

	(in liquidation)
Assets
Current assets	$1,521	$2,073	$1,990
Furniture, fixtures, and equipment, net	—	451	617
Other assets	9	21	163

	$1,530	$2,545	$2,770

Liabilities and Shareholders' Equity
Current liabilities	$1,445	$1,537	$1,467
Other liabilities	—	6	37
Shareholders' equity	85	1,002	1,266

	$1,530	$2,545	$2,770

Statement of Operations
Revenues	$14,180	$16,605	$16,250
Operating expenses	15,041	16,394	15,339
Income tax expense (benefit)	56	475	342

Net (loss) income	$(917)	$(264)	$569

7.    Legal Proceedings

Feldman litigation

On May 8, 1998 Andrew A. Feldman and Jeri Feldman, as Trustees for the Andrew A. & Jeri Feldman Revocable Trust dated September 18, 1990, commenced a purported class action on behalf of that trust and all other shareholders of the Company and ILM I in the Supreme Court of the State of New York, County of New York naming the Company, ILM I and their Directors as defendants. The class action complaint alleged various theories of redress and a broad range of damages.

On October 15, 1999, the parties entered into a Stipulation of Settlement that was filed with the Court and approved by order dated October 21, 1999. In issuing that order the Court entered a final judgment dismissing the action and all non-derivative claims of the settlement class against the defendants with prejudice. This litigation was settled at no cost to the Company and ILM I. As part of the settlement, CSLC increased its proposed merger consideration payable to the Company and ILM I shareholders and was also responsible for a total of approximately $1.1 million (approximately 40% of which is allocable to the Company) in plaintiffs' attorneys fees and expenses upon consummation of the proposed merger. If the proposed merger was not consummated and if the Company and ILM I were to consummate an extraordinary transaction with a third party, then the Company and ILM I would be responsible for the plaintiffs' attorneys fees and expenses.

On August 15, 2000, the merger of ILM I with CSLC was consummated and on February 28, 2001, CSLC terminated the proposed merger with the Company. Because of these events and based upon the Stipulation of Settlement, if the Company was to consummate an extraordinary transaction with a third party, the Company would be responsible for the Company's share of the plaintiff's attorney's fees and expenses.

As a result of the adoption of a plan of liquidation, a liability of $440,000 for a potential Feldman litigation settlement is included in accrued liquidation expense on the consolidated statement of net assets in liquidation at August 31, 2001.

8.    Construction Loan Financing

During 1999 the Company obtained a construction loan facility with a major bank that provided the Company with up to $8.8 million to fund the capital costs of potential expansion programs. The construction loan facility was collateralized by a first mortgage of the Senior Housing Facilities and collateral assignment of the Company's leases of such properties. The loan was scheduled to expire on December 31, 2000, with possible extensions through September 29, 2003. Principal was due at expiration. Interest was payable monthly at a rate equal to LIBOR plus 1.10% or Prime plus 0.5%.

On June 7, 1999, the Company borrowed approximately $1.2 million under the construction loan facility to fund the pre-construction capital costs incurred through April 1999, of the potential expansions of the Senior Housing Facilities. On August 16, 2000, the Company repaid approximately $600,000 of principal on the construction loan facility in connection with the sale of Villa Santa Barbara and the lender sold the remaining loan to CSLC. As part of this transaction, the Company agreed that the term of the loan would not be extended beyond December 31, 2000. On November 28, 2000, the Company and CSLC agreed that the maturity date of the loan would be extended until the date on which the merger of the Company with CSLC was consummated or the date on which the merger agreement was terminated, whichever occurred first. On February 28, 2001, CSLC terminated the proposed merger with the Company, and on April 3, 2001, the remaining principal balance plus accrued interest was repaid in full.

Amounts outstanding under the loan at August 31, 2001 and 2000 were $0 and $570,000, respectively. Loan origination fees of $144,000 were paid in connection with this loan facility and were amortized over the life of the loan. On April 3, 2001, unamortized loan origination fees totaling $29,867 were amortized to expense with repayment of the loan. Capitalized interest at August 31, 2001 and 2000, was $107,059 and $79,310, respectively. There were no amounts outstanding under the loan at August 31, 2001.

9.    Dividends

On November 13, 2000, the Company's Board of Directors voted to reinstate the payment of regular quarterly dividends to shareholders with the dividend for the quarter ending November 30, 2000, which was paid on January 15, 2001. Payment of dividends had been suspended in June 2000 pending the then proposed merger.

On November 13, 2000, the Company's board of directors also voted to distribute to shareholders the net proceeds of approximately $9.8 million or $1.89 per share from the sale of the Company's 75% interest in Villa Santa Barbara.

On December 15, 2000, the Company's Board of Directors declared a quarterly dividend to distribute the net proceeds from the sale of the Company's investment in Villa Santa Barbara. A dividend of $1.89 per share of common stock, totaling approximately $9,792,000 was paid as of December 15, 2000, to Shareholders of record as of November 1, 2000.

Also on December 15, 2000, the Company's Board of Directors declared a quarterly dividend for the quarter ended November 30, 2000, in the amount of $0.1622 per share of common stock. On January 15, 2001, the dividend totaling approximately $840,000 was paid to Shareholders of record at the close of business on December 15, 2000.

On March 15, 2001, the Company's Board of Directors declared a quarterly dividend for the quarter ended February 28, 2001, in the amount of $0.1622 per share of common stock. On April 16, 2001, the dividend totaling approximately $840,000 was paid to Shareholders of record at the close of business on March 30, 2001.

In June 2001, the Company's Board of Directors declared a quarterly dividend for the quarter ended May 31, 2001. On July 16, 2001, a dividend of $0.1622 per share of common stock, totaling approximately $840,000 was paid to Shareholders of record as of June 30, 2001.

ILM II Lease Corporation

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
ILM II Lease Corporation:

In our opinion, the accompanying statement of net assets in liquidation and the related statements of operations, shareholders' equity and cash flows presents fairly, in all material respects, the net assets in liquidation of ILM II Lease Corporation (the "Company") at August 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company adopted a plan of liquidation on August 31, 2001, and as a result changed its basis of accounting as of August 31, 2001, and for periods subsequent to August 31, 2001, from the going-concern basis to the liquidation basis of accounting.

                  /S/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
November 26, 2001

ILM II Lease Corporation

REPORT INDEPENDENT AUDITORS

The Shareholders of
ILM II Lease Corporation:

We have audited the accompanying balance sheet of ILM II Lease Corporation as of August 31, 2000, and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assisting the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ILM II Lease Corporation at August 31, 2000, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                      /S/ ERNST & YOUNG LLP

Dallas, Texas
October 24, 2000
except for Note 9, as to which the date is
December 15, 2000

ILM II Lease Corporation

STATEMENT OF NET ASSETS IN LIQUIDATION
(LIQUIDATION BASIS)
August 31, 2001
(Dollars in thousands, except per share data)

2001

Assets
Cash and cash equivalents	$931
Accounts receivables, net	108
Tax refund receivable—federal and state	346
Prepaid taxes and other assets	460
Deposits	9
Deferred tax asset, net	128

1,982
Liabilities
Accounts payable and accrued expenses	$633
Accrued liquidation expenses	412
Real estate taxes payable	314
Accounts payable—related party	353
Security deposits	49

Total current liabilities	1,761

Commitments and contingencies
Net assets in liquidation	$221

See accompanying notes.

ILM II Lease Corporation

BALANCE SHEET
AUGUST 31, 2000
(GOING-CONCERN BASIS)
(Dollars in thousands, except per share data)

2000

Assets
Cash and cash equivalents	$1,894
Accounts receivables, net	21
Accounts receivable—related party	40
Accounts receivable—Capital Senior Living Corporation	39
State tax refund receivable	21
Prepaid taxes and other assets	58

Total current assets	2,073
Furniture, fixtures and equipment	1,604
Less: accumulated depreciation	(1,153)

451
Deposits	9
Deferred tax asset, net	12

$2,545

Liabilities and Shareholders' Equity
Accounts payable and accrued expenses	$542
Federal income taxes payable	276
Real estate taxes payable	305
Accounts payable—related party	378
Security deposits	36

Total current liabilities	1,537
Deferred rent payable	6

Total liabilities	1,543
Commitments and contingencies
Shareholders' equity:
Common stock, $0.01 par value, 20,000,000 shares authorized, 5,180,952 shares issued and outstanding	52
Additional paid-in capital	448
(Accumulated deficit) Retained earnings	502

Total shareholders' equity	1,002

$2,545

See accompanying notes.

ILM II Lease Corporation

STATEMENTS OF OPERATIONS
(IN LIQUIDATION AS OF AUGUST 31, 2001)
For the years ended August 31, 2001, 2000 and 1999
(Dollars in thousands, except per share data)

	2001	2000	1999

Revenue:
Rental and other	$14,148	$16,562	$16,232
Interest	32	43	18

	14,180	16,605	16,250
Expenses:
Facilities lease rent	4,555	5,401	5,265
Dietary, salaries, wages and food service	2,541	2,820	2,740
Administrative salaries and wages	1,307	1,425	1,196
Marketing salaries and wages	684	722	705
Utilities	983	1,024	1,062
Repairs and maintenance	549	634	636
Real estate taxes	481	603	527
Property management fees	656	903	980
Other property operating expenses	1,306	1,483	1,433
General and administrative	614	391	228
Directors compensation	61	62	51
Professional fees	493	291	223
Depreciation	811	635	293

	15,041	16,394	15,339

Operating (loss) income before income taxes	(861)	211	911
Liquidation expense	412	—	—

(Loss) income before income taxes	(1,273)	211	911
Income tax expense (benefit):
Current	(377)	333	226
Deferred	(115)	142	116

	(492)	475	342

Net (loss) income	$(781)	$(264)	$569

Net (loss) income per share of common stock	$(0.15)	$(0.05)	$0.10

The above net income (loss) per share of common stock is based upon the weighted average number of shares outstanding for the years ended August 31, 2001, 2000 and 1999, of 5,180,952.

See accompanying notes.

ILM II Lease Corporation

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(IN LIQUIDATION AS OF AUGUST 31, 2001)
For the years ended August 31, 2001, 2000 and 1999
(Dollars in thousands, except per share data)

	Common Stock $.01 Par Value
			Additional Paid-in Capital
				Retained Earnings
	Shares	Amount			Total

Balance at August 31, 1998	5,180,952	$52	$448	$197	$697
Net income	—	—	—	569	569

Balance at August 31, 1999	5,180,952	52	448	766	1,266
Net loss	—	—	—	(264)	(264)

Balance at August 31, 2000	5,180,952	52	448	502	1,002
Net loss	—	—	—	(781)	(781)

Balance at August 31, 2001	5,180,952	$52	$448	$(279)	$221

See accompanying notes.

ILM II Lease Corporation

STATEMENTS OF CASH FLOWS
(IN LIQUIDATION AS OF AUGUST 31, 2001)
For the years ended August 31, 2001, 2000 and 1999
(In thousands)

	2001	2000	1999

Cash flows from operating activities:
Net (loss) income	$(781)	$(264)	$569
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation expense	811	635	293
Deferred tax expense (benefit), net	(116)	142	116
Changes in assets and liabilities:
Accounts receivable, net	(87)	59	9
Accounts receivable—related party	40	10	52
Accounts receivable—Capital Senior Living Corporation	39	(39)	—
Federal & state tax refund receivable	(325)	—	137
Prepaid taxes and other assets	(402)	294	(302)
Accounts payable and accrued expenses	91	(83)	(164)
Accrued liquidation expense	412	—	—
Federal income taxes payable	(276)	49	226
Accounts payable—related party	(25)	41	50
Termination fee payable	—	—	(650)
Real estate taxes payable	9	75	21
Security deposits	13	(13)	24
Deferred rent payable	(6)	(31)	(39)

Net cash (used in) provided by operating activities	(603)	875	342

Cash flows from investing activity:
Additions to furniture, fixtures and equipment	(360)	(469)	(352)

Net cash used in investing activities	(360)	(469)	(352)

Net increase (decrease) in cash and cash equivalents	(963)	407	(10)
Cash and cash equivalents, beginning of year	1,894	1,487	1,497

Cash and cash equivalents, end of year	$931	$1,894	$1,487

Supplemental disclosure:
Cash paid during the period for federal income taxes	$180	$231	$—

Cash paid during the period for state income taxes	$43	$57	$5

See accompanying notes.

ILM II Lease Corporation

NOTES TO FINANCIAL STATEMENTS

1.    Nature of Operations and Plan of Liquidation

ILM II Lease Corporation ("the Company") was organized as a corporation on September 12, 1994 under the laws of the state of Virginia. Through August 31, 1995, the Company had no significant operations. The Company was formed by ILM II Senior Living, Inc. ("ILM II"), formerly PaineWebber Independent Living Mortgage Inc. II, to operate six rental housing projects that provide independent-living and assisted-living services for independent senior citizens ("the Senior Housing Facilities") under a facilities lease agreement ("the Facilities Lease Agreement"). ILM II initially made mortgage loans to Angeles Housing Concepts, Inc. ("AHC") secured by the Senior Housing Facilities between July 1990 and July 1992. In March 1993, AHC defaulted under the terms of such mortgage loans and in connection with the settlement of such default, title to the Senior Housing Facilities was transferred, effective April 1, 1994, to certain majority-owned, indirect subsidiaries of ILM II, subject to the mortgage loans. Subsequently, the indirect subsidiaries of ILM II were merged into ILM II Holding, Inc. ("ILM II Holding"). As part of the fiscal 1994 settlement agreement with AHC, AHC was retained as the property manager for all of the Senior Housing Facilities pursuant to the terms of a management agreement which was assigned to the Company as of September 1, 1995. As discussed further in Note 6, the management agreement with AHC was terminated in July 1996.

ILM II has elected to qualify and be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended ("the Code"), for each taxable year of operations. In order to maintain its status as a REIT, 75% of ILM II's annual gross income must be Qualified Rental Income as defined by the Code. The rent paid by the residents of the Senior Housing Facilities likely would not be deemed to be Qualified Rental Income because of the extent of services provided to residents. Consequently, the operation of the Senior Housing Facilities by ILM II or its subsidiaries over an extended period of time could adversely affect ILM II's status as a REIT. Therefore, ILM II formed the Company to operate the Senior Housing Facilities, and by means of a distribution, transferred the ownership of the common stock of the Company to the holders of ILM II common stock on September 1, 1995 (see Note 4). Because the Company, which is taxed as a so-called "C" corporation, is no longer a subsidiary of ILM II, it can receive service-related income without endangering the REIT status of ILM II.

The Company's sole business is the operations of the Senior Housing Facilities. The Company leases the Senior Housing Facilities from ILM II Holding, which is now a subsidiary of ILM II that holds title to the Senior Housing Facilities, pursuant to the Facilities Lease Agreement. The lease is accounted for as an operating lease in the Company's financial statements.

In July 1996, following the termination of the property management agreement with AHC, the Company entered into a property management agreement (the "Management Agreement") with Capital Senior Management 2, Inc. ("Capital") to handle the day-to-day operations of the Senior Housing Facilities.

On February 7, 1999, ILM II entered into an agreement and plan of merger with CSLC, the corporate parent of Capital. In connection with the proposed merger, the Company received notice from ILM II Holding indicating that the Facilities Lease Agreement would terminate on the date of consummation of the merger of ILM II and CSLC. The Facilities Lease Agreement was originally scheduled to expire on December 31, 2000.

On August 15, 2000, ILM II caused ILM II Holding to terminate the Facilities Lease Agreement with respect to the Company's 75% leasehold interest in Villa Santa Barbara and ILM II sold the Senior Housing facility to CSLC.

The Facilities Lease Agreement was originally scheduled to expire on December 31, 2000. In November 2000, the Facilities Lease Agreement was extended on a month-to-month basis beyond its original expiration date. On November 28, 2000, the Facilities Lease Agreement was extended through the earlier of the date on which the merger of ILM II with CSLC was consummated or March 31, 2001, and on a month-to-month basis thereafter if the merger were not consummated by that time. On February 8, 2001, ILM II received notice from CSLC terminating the merger agreement. As a result, the Facilities Lease Agreement is currently on a month-to-month basis.

ILM II's existing corporate finite life is scheduled to expire on December 31, 2001. On July 6, 2001, ILM II's Board of Directors recommended to its shareholders that ILM II's Articles of Incorporation be amended to extend ILM II's finite-life existence from December 31, 2001, until December 31, 2008. On August 16, 2001, at ILM II's Annual Meeting of Shareholders, the proposal was not approved by the shareholders. As a result, ILM II announced that it will liquidate the Senior Housing Facilities commencing not later than December 31, 2001.

The Company does not have any current plans to operate or own any other facilities or engage in any other business outside of its relationship with ILM II. Accordingly, upon the liquidation of the Senior Housing Facilities and the resulting termination of the Facilities Lease Agreement, the Company will carry out a plan of liquidation. As a result, the Company changed its basis of accounting, as of August 31, 2001, from the going-concern basis to the liquidation basis. It is currently expected that the Company will have nominal value after payment of its expenses.

2.    Summary of Significant Accounting Policies

Basis of presentation and accounting estimates

In connection with its adoption of a plan of liquidation as of August 31, 2001, the Company adopted the liquidation basis of accounting which, among other things, requires that assets and liabilities be stated at their estimated net realizable value and that estimated costs of liquidating the Company be provided to the extent that they are reasonably determinable.

As of August 31, 2001, the Company adopted a plan of liquidation and recorded accrued expenses of $412,000. These costs include estimates of insurance ($193,000), and other costs ($219,000) such as legal fees, accounting fees, tax preparation and filing fees and other professional services.

The actual costs could vary from the related provisions due to the uncertainty related to the length of time required to complete the liquidation and dissolution of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the Company make estimates affecting the reported amounts of assets and liabilities, and of revenues and expenses. Key estimates include the estimate of liquidation expenses. Actual results, therefore, could differ from those estimates.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are carried at the lower of cost, reduced by accumulated depreciation, or fair value in accordance with FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of." Depreciation expense was provided on a straight-line basis using an estimated useful life of 3 to 5 years until 1998, when the Company changed the estimated useful lives of its assets to the lease termination date of December 31, 2000, as such assets are not subject to repurchase by ILM II Holding upon lease expiration or termination. Since December 31, 2000, such assets are charged to expense in the month purchased.

Revenue

Units at the Senior Housing Facilities are generally rented for terms of twelve months or less. The base rent charged varies depending on the unit size, with added fees collected for more than one occupant per unit and for assisted living services. Included in the amount of base rent charged are certain meals, housekeeping, medical and social services provided to the residents of each Senior Housing Facility.

Rent expense

The Company rents the Senior Housing Facilities from ILM II Holding pursuant to a month-to-month operating lease. Rent expense is recognized on a straight-line basis over the term of the lease agreement. Deferred rent payable represented the difference between rent expense recognized on a straight-line basis and cash paid for rent pursuant to the terms of the Facilities Lease Agreement.

Advertising expense

The Company's policy is to expense all advertising costs as incurred. For the years ended August 31, 2001, 2000 and 1999, advertising expenses were $684,000, $722,000 and $705,000, respectively.

Income tax expense

Income tax expense is provided for using the liability method as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include all highly liquid investments with original maturities of 90 days or less.

3.    Property Management Agreement

The Company retained Capital to be the property manager of the Senior Housing Facilities pursuant to a Management Agreement, which commenced on July 29, 1996. The term of the Management Agreement originally expired on July 29, 2001 but, in November 2000, the term was modified to be coterminous with the Facilities Lease Agreement. As a result, the term of the Management Agreement is currently being extended on a month-to-month basis.

Under the Management Agreement, Capital generally is required to perform all operational functions necessary to operate the Senior Housing Facilities other than certain administrative functions. The functions performed by Capital include periodic reporting to and coordinating with the Company, leasing the individual units in the Senior Housing Facilities, maintaining bank accounts, maintaining books and records, advertising and marketing the Senior Housing Facilities, hiring and supervising on-site personnel, and performing maintenance. Under the terms of the Management Agreement, Capital earns a base management fee equal to 4% of the gross operating revenues of the Senior Housing Facilities, as defined. Capital also earns an incentive management fee equal to 25% of the amount by which the net cash flow of the Senior Housing Facilities, as defined, exceeds a specified base amount. Each August 31, beginning on August 31, 1997, the base amount is increased based on the percentage increase in the Consumer Price Index as well as 15% of Facility expansion costs. ILM II has guaranteed the payment of all fees due to Capital under the terms of the Management Agreement. For the years ended August 31, 2001, 2000 and 1999, Capital earned property management fees from the Company of $656,000, $903,000 and $980,000, respectively.

4.    Related Party Transactions

Jeffry R. Dwyer, President, Secretary and Director of the Company, is a shareholder of Greenberg Traurig, Counsel to the Company and its affiliates since 1997. For the years ended August 31, 2001 and 2000, Greenberg Traurig earned fees from the Company of $134,000 and $34,000, respectively.

There were no Accounts receivable—related party at August 31, 2001. Accounts receivable—related party at August 31, 2000 includes $40,000 in expense reimbursements due from Holding II for capital expenditures at the Senior Housing Facilities. Accounts Receivable—Capital Senior Living Corporation at August 31, 2001 and 2000 includes amounts due from Capital as part of the final settlement of property-level receivables and payables at lease termination with respect to the Company's 75% interest in Villa Santa Barbara. Accounts payable—related party at August 31, 2001, includes $247,000 in variable rent due to ILM II Holding and the remainder in accrued legal fees due to Greenberg Traurig, a related party. Accounts payable—related party at August 31, 2000 primarily includes $356,000 for variable rent due to ILM II Holding.

5.    Capital Stock

Prior to September 1, 1995, the Company was a wholly-owned subsidiary of ILM II. Pursuant to a reorganization and distribution agreement, ILM II capitalized the Company with $500,000, an amount estimated to provide the Company with necessary working capital. On September 1, 1995, MAVRICC Management Systems, Inc., as the distribution agent, caused to be issued on the stock records of the Company the distributed Common Stock of the Company, in uncertificated form, to the holders of record of ILM II Common Stock at the close of business on July 14, 1995. One share of the Company's Common Stock was distributed for each outstanding share of ILM II Common Stock. No certificates or scrip representing fractional shares of the Company's Common Stock were issued to holders of ILM II Common Stock as part of the distribution. In lieu of receiving fractional shares, each holder of ILM II Common Stock who would otherwise have been entitled to receive a fractional share of the Company's Common Stock received a cash payment equivalent to $0.14 per share for such fractional interest.

6.    The Facilities Lease Agreement

ILM II Holding (the "Lessor"), a direct subsidiary of ILM II, leases the Senior Housing Facilities to the Company (the "Lessee"), pursuant to the Facilities Lease Agreement. Such lease was originally scheduled to expire on December 31, 2000. On August 15, 2000, ILM II caused ILM II Holding to terminate the Facilities Lease Agreement with respect to the Company's 75% leasehold interest in Villa Santa Barbara and ILM II sold its interest in the Senior Housing facility to CSLC. In November 2000, the Facilities Lease Agreement was extended through the earlier of the date on which the merger of ILM II with CSLC was consummated or March 31, 2001, and on a month-to-month basis thereafter if the merger were not consummated by that time. On February 8, 2001, ILM II received notice from CSLC terminating the merger agreement. The lease is accounted for as an operating lease in the Company's financial statements.

ILM II's existing corporate finite life is scheduled to expire on December 31, 2001. Upon such expiration, the Facilities Lease Agreement is expected to continue on a month-to-month basis until it is terminated as a result of the expected sale of the Senior Housing Facilities. Although ILM II recommended to its shareholders that its finite life existence be extended, the ILM II shareholders did not approve the proposal to extend ILM II's corporate finite life at their Annual Meeting on August 16, 2001. Accordingly, ILM II announced that, pursuant to its Articles of Incorporation, ILM II will liquidate its properties commencing not later than December 31, 2001.

Descriptions of the properties covered by the Facilities Lease Agreement between the Company and ILM II Holding at August 31, 2001, are summarized as follows:

Name	Location	Year Facility Built	Rentable Units(1)	Resident Capacities(1)

The Palms	Fort Myers, FL	1988	205	255
Crown Villa	Omaha, NE	1992	73	73
Overland Park Place	Overland Park, KS	1984	141	153
Rio Las Palmas	Stockton, CA	1988	164	190
The Villa at Riverwood	St. Louis County, MO	1986	120	140
Villa Santa Barbara(2)	Santa Barbara, CA
(1)
Rentable units represent the number of apartment units and is a measure commonly used in the real estate industry. Resident capacity equals the number of bedrooms contained within the apartment units and corresponds to measures commonly used in the healthcare industry.

(2)
The Facilities Lease Agreement with respect to Villa Santa Barbara was terminated on August 15, 2000, upon the sale of ILM II's interest in Villa Santa Barbara.

Pursuant to the Facilities Lease Agreement, the Company paid annual base rent for the use of all of the Senior Housing Facilities in the aggregate amount of $3,555,427 ($3,995,586 and $4,035,600 per year in 2000 and 1999, respectively). The reduction in base rent from the previous years is due to the termination of the Facilities Lease Agreement with respect to Villa Santa Barbara which was sold by ILM II to CSLC on August 15, 2000. The Facilities Lease Agreement is a "triple-net" lease whereby the Lessee pays all operating expenses, governmental taxes and assessments, utility charges and insurance premiums, as well as the costs of all required maintenance, personal property and non-structural repairs in connection with the operation of the Senior Housing Facilities. ILM II Holding, as Lessor, is responsible for all major capital improvements and structural repairs to the Senior Housing Facilities. Also, any fixed assets of the Company at a Senior Housing Facility would remain with the Senior Housing Facility at the termination of the lease. The Company also paid variable rent, on a quarterly basis, for each Senior Housing Facility in an amount equal to 40% of the excess of the aggregate total revenues for the Senior Housing Facilities, on an annualized basis, over $13,021,000 through August 15, 2000, when the lease with respect to Villa Santa Barbara was terminated. Effective September 1, 2000, variable rent is payable quarterly in an amount equal to 40% of the excess of the aggregate total revenues over $11,634,000 (excluding Villa Santa Barbara). For the fiscal years ended August 31, 2001 and 2000, variable rent expense was $1,006,000 and $1,437,000, respectively.

The Company's use of the properties is limited to use as a Senior Housing Facility. The Company has responsibility to obtain and maintain all licenses, certificates and consents needed to use and operate each Facility, and to use and maintain each Senior Housing Facility in compliance with all local board of health and other applicable governmental and insurance regulations. The Senior Housing Facilities located in California, Florida and Kansas are licensed by such states to provide assisted living services. Also, various health and safety regulations and standards which are enforced by state and local authorities apply to the operation of all of the Senior Housing Facilities. Violations of such health and safety standards could result in fines, penalties, closure of a Senior Housing Facility or other sanctions.

7.    Legal Proceedings and Contingencies

The Company has pending claims incurred in the normal course of business which, in the opinion of the Company's management, will not have a material effect on the financial statements of the Company.

8.    Construction Loan Financing

ILM II and the Company obtained a construction loan facility during 1999 that provided ILM II with up to $8.8 million to fund the capital costs of the potential expansion programs. The construction loan facility was collateralized by a first mortgage of the Senior Housing Facilities and collateral assignment of the Company's leases of such properties. The Company was a co-borrower on the construction loan.

On April 3, 2001, the remaining $570,000 principal balance on the construction loan facility plus accrued interest was repaid by ILM II. Amounts outstanding under the construction loan facility at May 31, 2001 and August 31, 2000 were $0 and $570,000, respectively.

9.    Federal Income Taxes

The Company is taxable as a so-called "C" corporation and, therefore, its income is subject to tax at the federal and state levels. The Company reports on a calendar year for tax purposes. Income taxes at the appropriate statutory rates have been provided for in the accompanying financial statements.

Deferred income tax benefit reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets and liabilities as of August 31, 2001 and 2000, are comprised of the following amounts (in thousands):

	2001	2000

Deferred tax asset—straight-line rent expense	$—	$3
Deferred tax asset—book over tax depreciation	643	332
Deferred tax asset—book over tax amortization	3	9

Gross deferred tax asset	646	344
Valuation allowance	(518)	(332)

Gross deferred tax asset	$128	$12

The components of income tax expense (benefit) for fiscal 2001, 2000 and 1999 are as follows (in thousands):

	2001	2000	1999

Current:
Federal	$(320)	$276	$—
State	(57)	57	—

Total current	(377)	333	—

Deferred:
Federal	(98)	122	293
State	(17)	20	49

Total deferred	(115)	142	342

	$(492)	$475	$342

During the fourth quarter of fiscal year 2001, the Company recorded income tax expense of $186,000 to record a valuation allowance of $518,000 against deferred tax assets that are not expected to be recovered due to the termination of the Facilities Lease Agreement. The remaining deferred tax asset is expected to be realized through the carryback of net operating losses upon the termination of the Facilities Lease Agreement and the write off of fixed assets.

The reconciliation of income tax computed for fiscal 2001, 2000 and 1999, at U.S. federal statutory rates to income tax expense (benefit) is as follows (in thousands):

	2001		2000		1999

Tax at U.S. statutory rates	$(433)	34%	$72	34%	$293	34%
State income taxes, net of federal tax benefit	(76)	6%	13	6%	49	6%
Valuation allowance	186	15%	332	158%	—	0%
Other	(169)	7%	58	27%	—	0%

	$(492)	62%	$475	225%	$342	40%

ILM II Senior Living, Inc.

CONSOLIDATED STATEMENTS OF NET ASSETS IN LIQUIDATION
(Liquidation Basis)
November 30, 2001 (Unaudited) and August 31, 2001
(Dollars in thousands, except per share data)

	November 30, 2001	August 31, 2001

ASSETS
Investment properties, at fair value	$45,500	$45,500
Cash and cash equivalents	945	1,298
Accounts receivable—related party	717	247
Prepaid expenses and other assets	4	11

	$47,166	$47,056

LIABILITIES
Accounts payable and accrued expenses	$264	$129
Accounts payable — related party	920	966
Built-in gain taxes payable	3,705	3,705
Accrued liquidation expenses	2,115	2,404
Preferred shareholders' minority interest in consolidated subsidiary	154	152

Total liabilities	7,158	7,356

Net assets in liquidation	$40,008	$39,700

See accompanying notes.

ILM II Senior Living, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION
(Liquidation Basis)
For the three months ended November 30, 2001 (Unaudited)
(Dollars in thousands, except per share data)

Net assets in liquidation, August 31, 2001	$39,700
Increase (decrease) during the three months ended November 30, 2001:
Operating activities:
Rental and other	1,163
Interest income	5
General and administrative	(81)
Professional fees	(426)
Director's compensation	(36)

625

Liquidating activities:
Provision for liquidation expenses	(317)

Net increase in assets in liquidation	308

Net assets in liquidation, November 30, 2001	$40,008

See accompanying notes.

ILM II Senior Living, Inc.

CONSOLIDATED STATEMENT OF INCOME
(Going Concern Basis)
For the three months ended November 30, 2000 (Unaudited)
(Dollars in thousands, except per share data)

Three Months Ended November 30, 2000

Revenue:
Rental and other	$1,139
Interest	90

1,229
Expenses:
Depreciation	298
Amortization	44
Professional fees	667
General and administrative	200
Directors' compensation	24

1,233

Net income (loss)	$(4)

Basic income (loss) per share of common stock	$(0.00)

Cash dividends paid per share of common stock	$0.00

The above earnings and cash dividends paid per share of common stock are based upon the 5,181,236 shares outstanding for each period.

See accompanying notes.

ILM Senior Living, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Going Concern Basis)
For the three months ended November 30, 2000 (Unaudited)
(Dollars in thousands, except per share data)

	Common Stock $.01 Par Value		Additional Paid-In Capital
				Retained Earnings
	Shares	Amount			Total

Shareholders' equity at August 31, 2000	5,181,236	$52	$44,823	$(10,138)	$34,737
Cash dividends paid	—	—	—	—	—
Net loss	—	—	—	(4)	(4)

Shareholders' equity at November 30, 2000	5,181,236	$52	$44,823	$(10,142)	$34,733

See accompanying notes.

ILM II Senior Living, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Going Concern Basis)
For the three months ended November 30, 2000 (Unaudited)
(Dollars in thousands)

Three Months Ended November 30, 2000

Cash flows from operating activities:
Net income (loss)	$(4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	342
Accrued dividends on subsidiary's preferred stock	2
Changes in assets and liabilities:
Accounts receivable — related party	100
Prepaid expenses and other assets	(18)
Deferred rent receivable	6
Accounts payable and accrued expenses	53
Accounts payable — related party	324

Net cash provided by operating activities	805
Cash flows from investing activity:
Additions to operating investment properties	(41)

Net cash used in investing activity	(41)

Cash flows from financing activity:
Cash dividends paid to shareholders	—

Net cash used in financing activity	—
Net increase (decrease) in cash and cash equivalents	764
Cash and cash equivalents, beginning of period	11,258

Cash and cash equivalents, end of period	$12,022

Cash paid for interest	$—

See accompanying notes.

ILM II Senior Living, Inc.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.    General

The accompanying consolidated financial statements, footnotes and discussions should be read in conjunction with the consolidated financial statements and footnotes contained in ILM II Senior Living, Inc.'s (the "Company") Annual Report on Form 10-K for the year ended August 31, 2001. In the opinion of management, the accompanying interim consolidated financial statements, which have not been audited, reflect all adjustments necessary to present fairly the results for the interim periods.

In connection with the Company's adoption of a plan of liquidation as of August 31, 2001, the accompanying consolidated financial statements for the three months ended November 30, 2001, have been prepared on the liquidation basis of accounting in accordance with accounting principles generally accepted in the United States of America for interim financial information, which, among other things, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Key estimates include the valuation of investment properties and the estimate of liquidation expenses. Actual results, therefore, could differ from the estimates and assumptions used. The results of operations for the three-month period ended November 30, 2001, are not necessarily indicative of the results that may be expected for the year ending August 31, 2002.

The Company was incorporated on February 5, 1990 under the laws of the State of Virginia as a Virginia finite-life corporation, formerly PaineWebber Independent Mortgage Inc. II. On September 12, 1990, the Company sold to the public in a registered initial offering 5,181,236 shares of common stock, $.01 par value. The Company received capital contributions of $51,812,356, of which $200,000 represented the sale of 20,000 shares to an affiliate at that time, PaineWebber Group, Inc. ("PaineWebber"). For discussion purposes, the term "PaineWebber" will refer to PaineWebber Group, Inc., and all affiliates that provided services to the Company in the past.

The Company elected to qualify and be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended, for each taxable year of operations.

The Company originally invested the net proceeds of the initial public offering in six participating mortgage loans collateralized by senior housing facilities located in five different states ("Senior Housing Facilities").

ILM II Holding, Inc. ("ILM II Holding"), a majority-owned subsidiary of the Company, now holds title to the five remaining Senior Housing Facilities which comprise the balance of the operating investment properties on the accompanying statements of net assets in liquidation, subject to certain mortgage loans payable to the Company. Such mortgage loans and the related interest expense are eliminated in the consolidation of the financial statements of the Company.

The Company made charitable gifts of one share of the preferred stock in ILM II Holding to each of 111 charitable organizations so that ILM II Holding would meet the stock ownership requirements of a REIT as of January 30, 1997. The preferred stock has a liquidation preference of $1,000 per share plus any accrued and unpaid dividends. Dividends on the preferred stock accrue at a rate of 8% per annum on the original $1,000 liquidation preference and are cumulative from the date of issuance. It is anticipated that dividends will accrue and be paid at liquidation of ILM II Holding. Cumulative dividends accrued as of November 30, 2001 on the preferred stock in ILM II Holding totaled approximately $43,000.

As part of the fiscal 1994 Settlement Agreement with AHC, ILM II Holding retained AHC as the property manager for all of the Senior Housing Facilities pursuant to the terms of a management agreement. The management agreement with AHC was terminated in July 1996. Subsequent to the effective date of the settlement agreement with AHC, in order to maximize the potential returns to the Company's existing Shareholders while maintaining the Company's qualification as a REIT under the Internal Revenue Code, the Company formed a new corporation, ILM II Lease Corporation ("Lease II"), for the purpose of operating the Senior Housing Facilities under the terms of a facilities lease agreement (the "Facilities Lease Agreement"). All of the shares of capital stock of Lease II were distributed to the holders of record of the Company's common stock and the Senior Housing Facilities were leased to Lease II (see Note 2 for a description of the Facilities Lease Agreement). Lease II is a public company subject to the reporting obligations of the Securities and Exchange Commission. All responsibility for the day-to-day management of the Senior Housing Facilities, including administration of the property management agreement with AHC, was transferred to Lease II. On July 29, 1996, the management agreement with AHC was terminated and Lease II retained Capital Senior Management 2, Inc. ("Capital") to be the new property manager of its Senior Housing Facilities pursuant to a management agreement (the "Management Agreement").

  Plan of Liquidation

        On July 6, 2001, in its definitive proxy statement, the Company's Board of Directors recommended to the Company's Shareholders that the Company's Articles of Incorporation be amended to extend the Company's finite-life existence from December 31, 2001 until December 31, 2008. On August 16, 2001, at the Company's Annual Meeting of Shareholders, the proposal to extend the finite-life corporate existence of the Company was not approved by the Company's Shareholders.

Pursuant to the Company's Articles of Incorporation, the Company has adopted a plan of liquidation and announced that it would commence the liquidation of its Senior Housing Facilities not later than December 31, 2001. As a result, the Company changed its basis of accounting, as of August 31, 2001, from the going-concern basis to the liquidation basis.

Pursuant to the Company's plan of liquidation and in accordance with its Articles of Incorporation, on November 16, 2001, the Company and ILM II Holding entered into a purchase and sale agreement with BRE/Independent Living, LLC, a Delaware limited liability company ("BRE"), pursuant to which the Company agreed to sell, and BRE, agreed to purchase, all of the Company's right, title and interest in and to its Senior Housing Facilities and certain other related assets (the "BRE" Agreement"). In consideration for the sale of the Senior Housing Facilities, BRE agreed, subject to certain conditions and apportionments, to pay the Company $45.5 million, approximately $2.275 million of which was paid as a refundable deposit into escrow (the "BRE Deposit").

Prior to entering into the BRE Agreement, the Company authorized management to work expeditiously with the Company's legal and financial advisors to identify prospective purchasers of the Company's capital stock or assets (by means of merger, strategic business combination, tender offer or sale of the Company's Senior Housing Facilities) and to elicit bona fide offers for transactions to be consummated on or prior to December 31, 2001 which would maximize current shareholder value. As part of a five-week auction process that ended on October 24, 2001, liquidation announcements for the Company were published in The Wall Street Journal and The Washington Post. Throughout this process, 160 potential purchasers were identified, comprehensive due diligence packages were distributed, and 126 potential purchasers expressed interest in reviewing information relating to one or more of the Senior Housing Facilities. Of those potential purchasers, 17 candidates provided formal indications of interest, including eight parties who were interested in acquiring only a single senior or assisted living facility. Initial indications of interest for the Senior Housing Facilities, in terms of purchase price, ranged from $34.0 million to $51.0 million, the highest indication having been withdrawn shortly after it was made. Based upon the non-withdrawn indications of interest received, the Company's Board of Directors, after consultation with its legal and financial advisors, concluded that BRE's indication of interest was the transaction with the highest price and was most likely to be consummated. Accordingly, the Company entered into negotiations with BRE which culminated in the execution of the BRE Agreement.

On January 15, 2002, the Company received a letter from BRE stating its intention not to consummate the BRE transaction at the agreed upon purchase price contained in the BRE Agreement. The Company determined that such refusal to consummate the BRE Agreement in accordance with its terms constituted a breach by BRE of the BRE Agreement. Accordingly, the Company notified BRE that it was terminating the BRE Agreement. In a separate letter to the Company, BRE instructed the escrow agent to refund the BRE Deposit to BRE.

Following BRE's breach, on January 23, 2002, the Company and ILM II Holding entered into a purchase and sale agreement with Five Star Quality Care, Inc., a publicly traded Maryland corporation ("FVE"), pursuant to which the Company and ILM II Holding (for purposes of discussing the FVE transaction, collectively, the "Seller") agreed to sell, and FVE agreed to purchase, all of the Seller's right, title and interest in its senior and assisted living facilities and certain related assets (the "FVE Agreement"). In consideration for the sale of these facilities, FVE agreed, subject to certain conditions, to pay the Seller $45.5 million in cash, approximately $5 million of which has been paid by FVE into escrow in the form of a deposit (the "FVE Deposit").

Each of the parties' respective obligations under the FVE agreement is subject to customary closing conditions. FVE's obligation to close the transaction is subject to a due diligence inspection period ending February 22, 2002, providing FVE with the right to notify the Seller about certain property conditions or defects requiring more than $250,000 to remediate. Upon such notification, the Seller may elect to terminate the FVE Agreement and return the FVE deposit to FVE, or to refund a portion of the escrow deposit or agree to reduce the purchase price, on a dollar-for-dollar basis, by the amount such defect exceeds $250,000. If the Seller so elects to terminate the FVE Agreement, FVE may rescind such notice of property defect and continue with the transaction on the previously agreed terms. Further, after the inspection period has expired, if either party should breach the FVE Agreement, the non-breaching party will be entitled to the escrow deposit as liquidated damages, and in the case of the Seller's breach in limited circumstances, FVE may seek specific performance or monetary remedies as liquidated damages.

Upon consummation of the transactions contemplated by the FVE Agreement, the Company intends to use the net proceeds therefrom to pay in full and discharge all of its outstanding liabilities, debts and other obligations to creditors. After the satisfaction in full of all creditor claims, the Company intends to distribute the remaining net proceeds, net of professional advisory fees and expenses and administrative expenses, to its Shareholders in the form of a liquidating distribution to be paid pro rata in accordance with the respective equity interests of the Company's Shareholders.

There can be no assurance whether the transactions contemplated by the FVE Agreement will be consummated or, if consummated, what the exact timing thereof would be.

If the transactions contemplated by the FVE Agreement are not consummated, there can be no assurance as to the timing of any such liquidating distribution or the amount of any residual sale proceeds or assets that would be distributed to the Company's Shareholders, if any.

On or about February 1, 2002, BRE filed suit against the Company, its President and Chief Executive Officer, ILM II Holding and its President in the Supreme Court of the State of New York alleging various causes of action for breach of contract, tortious interference with contractual relations and unjust enrichment. BRE seeks compensatory and punitive damages in an amount in excess of $10 million to be determined at trial. BRE alleges, among other things, that the Company and ILM II Holding breached the no-solicitation provision of the BRE Agreement, the President and Chief Executive Officer of the Company and the President of ILM II Holding tortiously interfered with BRE's contractual relations with the Company and ILM II Holding, and the Company and ILM II Holding were unjustly enriched as a result of their alleged breach. The Company believes these allegations are without merit and will vigorously defend this action.

In connection with its adoption of a plan of liquidation as of August 31, 2001, the Company adopted the liquidation basis of accounting which, among other things, requires that assets and liabilities be stated at their estimated fair market value and that estimated costs of liquidating the Company be provided to the extent that they are reasonably determinable.

The investment properties at November 30, 2001 were valued based on the purchase and sale agreement described above. The proposed sale price is subject to change upon completion of due diligence and amounts ultimately realized may vary significantly. There can be no assurance as to whether the transactions contemplated will be consummated or, if consummated, as to the exact timing thereof. Similarly, there can be no assurance as to the timing of liquidation and distribution of the Company's assets or the amount of assets that will be distributed to the Company's shareholders, if any.

The actual liquidation costs could vary from the related provisions due to the uncertainty related to the length of time required to complete the liquidation and dissolution of the Company. The accrued expenses do not take into consideration possible litigation arising from the potential representations and warranties made as part of the sale of the Senior Housing Facilities. Such costs, if any, are unknown and are not estimable at this time.

As reported, in December 2000, the Company distributed to shareholders approximately $9.8 million ($1.89 per share of common stock) representing the net proceeds from the sale of the Company's 75% interest in the Senior Housing Facility located in Santa Barbara, California.

2.    Operating Investment Properties Subject to Facilities Lease Agreement

At November 30, 2001, through its consolidated subsidiary, the Company owned five Senior Housing Facilities. The name, location and size of the properties are as set forth below:

Name	Location	Year Facility Built	Rentable Units (1)	Resident Capacities (1)

The Palms	Fort Myers, FL	1988	205	255
Crown Villa	Omaha, NE	1992	73	73
Overland Park Place	Overland Park, KS	1984	141	153
Rio Las Palmas	Stockton, CA	1988	164	190
The Villa at Riverwood	St. Louis County, MO	1986	120	140
(1)
Rentable units represent the number of apartment units and is a measure commonly used in the real estate industry. Resident capacity equals the number of bedrooms contained within the apartment units and corresponds to measures commonly used in the healthcare industry.

In 1994, in order to maximize the potential returns to the existing Shareholders while maintaining the Company's qualification as a REIT under the Internal Revenue Code, the Company formed a new corporation, Lease II, for the purpose of operating the Senior Housing Facilities under the terms of a Facilities Lease Agreement dated September 1, 1995 between the Company's consolidated affiliate, ILM II Holding, as owner of the properties and lessor (the "Lessor"), and Lease II as lessee (the "Lessee"). The facilities lease is a "triple-net" lease whereby the Lessee pays all operating expenses, governmental taxes and assessments, utility charges and insurance premiums, as well as the costs of all required maintenance, personal property and non-structural repairs in connection with the operation of the Senior Housing Facilities. ILM II Holding, as Lessor, is responsible for all major capital improvements and structural repairs to the Senior Housing Facilities. The Facilities Lease Agreement, which was originally scheduled to expire on December 31, 2000, is expected to continue on a month-to-month basis until the Senior Housing Facilities are sold.

Pursuant to the Facilities Lease Agreement, Lease II pays annual base rent for the use of all of the Facilities in the aggregate amount of $3,555,427 ($3,995,586 per year in 2000). The reduction in base rent from the previous year was due to the sale of Villa Santa Barbara on August 15, 2000. Lease II also pays variable rent, on a quarterly basis, for each Senior Housing Facility in an amount equal to 40% of the excess of the aggregate total revenues for the Senior Housing Facilities, on an annualized basis, over $11,634,000. Variable rent was $274,000 and $256,000 for the three-month periods ended November 30, 2001 and 2000, respectively.

On July 29, 1996, Lease II retained Capital to be the property manager of the Senior Housing Facilities and the Company guaranteed the payment of all fees due to Capital pursuant to a Management Agreement. For the three-month periods ended November 30, 2001 and 2000, Capital earned property management fees from Lease II of $153,000 and $208,000, respectively.

3.    Related Party Transactions

Jeffry R. Dwyer, Secretary and Director of the Company, is a shareholder of Greenberg Traurig, Counsel to the Company and its affiliates since 1997. For the three-month periods ended November 30, 2001 and 2000, Greenberg Traurig earned fees from the Company of $296,000 and $603,000, respectively.

Accounts receivable—related party at November 30, 2001, includes base and variable rent due from Lease II. Accounts receivable—related party at August 31, 2001, includes variable rent due from Lease II.

Accounts payable—related party at November 30, 2001, includes unbilled legal fees due to Greenberg Traurig, Counsel to the Company and its affiliate and a related party, as described above. At August 31, 2001, accounts payable—related party includes $40,000 of expense reimbursements payable to Lease II.

4.    Legal Proceedings and Contingencies

  Feldman Litigation

        On May 8, 1998 Andrew A. Feldman and Jeri Feldman, as Trustees for the Andrew A. & Jeri Feldman Revocable Trust dated September 18, 1990, commenced a purported class action on behalf of that trust and all other shareholders of the Company and ILM I in the Supreme Court of the State of New York, County of New York naming the Company, ILM I and their Directors as defendants. The class action complaint alleged various theories of redress and a broad range of damages.

On October 15, 1999, the parties entered into a Stipulation of Settlement that was filed with the Court and approved by order dated October 21, 1999. In issuing that order the Court entered a final judgment dismissing the action and all non-derivative claims of the settlement class against the defendants with prejudice. This litigation was settled at no cost to the Company and ILM I. As part of the settlement, CSLC increased its proposed merger consideration payable to the Company and ILM I shareholders and was also responsible for a total of approximately $1.1 million (approximately 40% of which is allocable to the Company) in plaintiffs' attorneys fees and expenses upon consummation of the proposed merger. If the proposed merger was not consummated and if the Company and ILM I were to consummate an extraordinary transaction with a third party, then the Company and ILM I would be responsible for the plaintiffs' attorneys fees and expenses.

On August 15, 2000, the merger of ILM I with CSLC was consummated and on February 28, 2001, CSLC terminated the proposed merger with the Company. Because of these events and based upon the Stipulation of Settlement, if the Company was to consummate an extraordinary transaction with a third party, the Company would be responsible for the Company's share of the plaintiff"s attorney's fees and expenses.

As a result of the adoption of a plan of liquidation, a liability of $440,000 for a potential Feldman litigation settlement is included in accrued liquidation expense on the consolidated statement of net assets in liquidation at November 30, 2001 and August 31, 2001.

  Built-in Gain Tax

        The assumption of ownership of the Senior Housing Facilities through ILM II Holding, which was organized as a so-called "C" corporation for tax purposes, has resulted in a possible future tax liability which would be payable upon the ultimate sale of the Senior Living Facilities (the "built-in gain tax"). The amount of such tax would be calculated based on the lesser of the total net gain realized from the sale transaction or the portion of the net gain realized upon a final sale which is attributable to the period during which the properties were held in a "C" corporation.

Any future appreciation in the value of the Senior Housing Facilities subsequent to the conversion of ILM II Holding to a REIT would not be subject to the built-in gain tax. Based on management's current estimate of the increase in the values of the Senior Housing Facilities which occurred between April 1994 and January 1996, as supported by independent appraisals, a sale of the Senior Housing Facilities within ten years of the date of the conversion of ILM II Holding to a REIT would result in a built-in gain tax of $3,705,000.

A built-in gain tax liability of $3,705,000 payable upon the disposition of the investment properties as a result of the plan of liquidation is included on the accompanying consolidated statement of net assets in liquidation at November 30, 2001 and August 31, 2001.

ILM II Lease Corporation

STATEMENTS OF NET ASSETS IN LIQUIDATION
(Liquidation Basis)
November 30, 2001 (Unaudited) and August 31, 2001
(Dollars in thousands, except per share data)

	November 30, 2001	August 31, 2001

Assets
Cash and cash equivalents	$688	$931
Accounts receivable, net	48	108
Tax refund receivable—federal and state	346	346
Prepaid taxes and other assets	448	460
Deposits	9	9
Deferred tax asset, net	128	128

	$1,667	$1,982

Liabilities
Accounts payable and accrued expenses	$489	$633
Accrued liquidation expenses	219	412
Real estate taxes payable	102	314
Accounts payable — related party	808	353
Security deposits	47	49

Total current liabilities	1,665	1,761
Commitments and contingencies
Net assets in liquidation	$2	$221

See accompanying notes.

ILM II Lease Corporation

STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION
(Liquidation Basis)
For the three months ended November 30, 2001 (Unaudited)
(Dollars in thousands, except per share data)

Net Assets in liquidation, August 31, 2001	$221
Increase (decrease) during the three months ended November 30, 2001:
Operating activities:
Rental and other	3,594
Interest income	1
Property operating	(3,432)
General and administrative	(209)
Professional fees	(132)
Director's compensation	(32)

Total operating activities	(210)

Liquidating activities:
Provision for liquidation expenses	(9)

Net decrease in assets in liquidation	(219)

Net Assets in liquidation, November 30, 2001	$2

See accompanying notes.

ILM II Lease Corporation

STATEMENT OF OPERATIONS
(Going Concern Basis)
For the three months ended November 30, 2000 (Unaudited)
(Dollars in thousands, except per share data)

Three Months Ended November 30, 2000

Revenue:
Rental and other income	$3,548
Interest income	10

3,558
Expenses:
Facilities lease rent expense	1,139
Dietary salaries, wages and food service expenses	632
Administrative salaries, wages and expenses	271
Marketing salaries, wages and expenses	147
Utilities	187
Repairs and maintenance	134
Real estate taxes	118
Property management fees	208
Other property operating expenses	319
General and administrative expenses	176
Directors compensation	14
Professional fees	144
Depreciation expense	498

3,987

Loss before taxes	(429)
Income tax expense:
Current	—
Deferred	12

12

Net loss	$(441)

Basic loss per share of common stock	$(0.09)

The above loss per share of common stock is based upon the 5,180,952 shares outstanding for each period.

See accompanying notes.

ILM II Lease Corporation

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Going Concern Basis)
For the three months ended November 30, 2000 (Unaudited)
(Dollars in thousands, except per share data)

	Common Stock $.01 Par Value
			Additional Paid-In Capital
				Retained Earnings
	Shares	Amount			Total

Balance at August 31, 2000	5,180,952	$52	$448	$502	$1,002
Net loss	—	—	—	(441)	(441)

Balance at November 30, 2000	5,180,952	$52	$448	$61	$561

See accompanying notes.

ILM II Lease Corporation

STATEMENT OF CASH FLOWS
(Going Concern Basis)
For the three months ended November 30, 2000 (Unaudited)
(Dollars in thousands)

Three Months Ended November 30, 2000

Cash flows from operating activities:
Net loss	$(441)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation expense	498
Deferred tax expense	12
Changes in assets and liabilities:
Accounts receivable, net	(11)
Accounts receivable — related party	—
Prepaid expenses and other assets	(92)
Accounts payable and accrued expenses	(46)
Accounts payable — related party	(69)
Real estate taxes payable	(199)
Deferred rent payable	(6)
Security deposits, net	5

Net cash used by operating activities	(348)
Cash flows from investing activity:
Purchase of furniture, fixtures and equipment	(129)

Net cash used by investing activities	(129)
Net decrease in cash and cash equivalents	(477)
Cash and cash equivalents, beginning of period	1,894

Cash and cash equivalents, end of period	$1,417

See accompanying notes.

ILM II Lease Corporation

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.    General

The accompanying financial statements, footnotes and discussions should be read in conjunction with the financial statements and footnotes contained in ILM II Lease Corporation's (the "Company") Annual Report on Form 10-K for the year ended August 31, 2001. In the opinion of management, the accompanying interim financial statements, which have not been audited, reflect all adjustments necessary to present fairly the results for the interim periods.

In connection with its adoption of a plan of liquidation as of August 31, 2001, the Company adopted the liquidation basis of accounting which, among other things, requires that assets and liabilities be stated at their estimated net realizable value and that estimated costs of liquidating the Company be provided to the extent that they are reasonably determinable. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the Company make estimates affecting the reported amounts of assets and liabilities, and of revenues and expenses. Key estimates include the estimate of liquidation expenses. Actual results, therefore, could differ from those estimates. The results of operations for the three-month period ended November 30, 2001, are not necessarily indicative of the results to be expected for the year ending August 31, 2002.

When the Company adopted the plan of liquidation on August 31, 2001, accrued liquidation expenses of $412,000 were recorded. These costs include estimates of insurance ($193,000) and other costs ($219,000) such as legal fees, accounting fees, tax preparation and filing fees and other professional services. As of the period ended November 30, 2001, another $9,000 was provided for legal fees incurred as a result of the plan of liquidation and $202,000 of liquidation expenses were paid during the period.

The actual costs could vary from the related provisions due to the uncertainty related to the length of time required to complete the liquidation and dissolution of the Company.

The Company was incorporated on September 12, 1994 under the laws of the Commonwealth of Virginia by ILM II Senior Living, Inc., a Virginia finite-life corporation ("ILM II"), formerly PaineWebber Independent Living Mortgage Inc. II, to operate six rental housing projects that provide independent-living and assisted-living services for independent senior citizens ("the Senior Housing Facilities") under a facilities lease agreement dated September 1, 1995 (the "Facilities Lease Agreement"), between the Company, as lessee, and ILM II Holding, Inc. ("ILM II Holding"), as lessor, and a direct subsidiary of ILM II. The Company's sole business is the operation of the Senior Housing Facilities.

ILM II contributed $500,000 to the Company in return for all of the issued and outstanding shares of the Company's common stock. ILM II had originally made mortgage loans collateralized by the Senior Housing Facilities to Angeles Housing Concepts, Inc. ("AHC") between July 1990 and July 1992. In March 1993, AHC defaulted under the terms of such mortgage loans and in connection with the settlement of such default, title to the Senior Housing Facilities was transferred, effective April 1, 1994, to certain majority-owned, indirect subsidiaries of ILM II, subject to the mortgage loans. Subsequently, the indirect subsidiaries of ILM II were merged into ILM II Holding. As part of the fiscal 1994 settlement agreement with AHC, AHC was retained as the property manager for all of the Senior Housing Facilities pursuant to the terms of a management agreement, which was assigned to the Company as of September 1, 1995 and subsequently terminated in July 1996. ILM II is a public company subject to the reporting obligations of the Securities and Exchange Commission.

In July 1996, following termination of the property management agreement with AHC, the Company entered into a property management agreement (the "Management Agreement") with Capital Senior Management 2, Inc. ("Capital") to handle the day-to-day operations of the Senior Housing Facilities.

  Plan of Liquidation

        On July 6, 2001, ILM II's Board of Directors recommended to its shareholders that ILM II's Articles of Incorporation be amended to extend ILM II's finite-life existence from December 31, 2001, until December 31, 2008. On August 16, 2001, at ILM II's Annual Meeting of Shareholders, the proposal was not approved by the shareholders. As a result, ILM II announced that it will liquidate the Senior Housing Facilities commencing not later than December 31, 2001. On November 16, 2001, ILM II and ILM II Holding entered into a purchase and sale agreement (the "BRE Agreement") with BRE/Independent Living, LLC, a Delaware limited liability company ("BRE"), pursuant to which ILM II and ILM II Holding agreed to sell, and BRE agreed to purchase, all of ILM II's and ILM II Holding's right, title and interest in and to its Senior Housing Facilities and certain other related assets (the "Facilities"). In consideration for the sale of these Facilities, BRE agreed, subject to certain conditions, to pay ILM II $45.5 million, approximately $2.275 million of which was paid as a refundable deposit into escrow (the "BRE Deposit").

On January 15, 2002, ILM II received a letter from BRE, stating its intention not to consummate the BRE transaction at the agreed upon purchase price contained in the BRE Agreement. ILM II determined that such refusal to consummate the BRE Agreement in accordance with its terms constituted a breach by BRE of the BRE Agreement. Accordingly, ILM II notified BRE that it was terminating the BRE Agreement. In a separate letter to the Company, BRE instructed the escrow agent to refund the BRE Deposit to BRE.

Following BRE's breach, on January 23, 2002, ILM II and ILM II Holding entered into a purchase and sale agreement with Five Star Quality Care, Inc., a publicly traded Maryland corporation ("FVE"), pursuant to which ILM II and ILM II Holding (for purposes of discussing the FVE transaction, collectively, the "Seller") agreed to sell, and FVE agreed to purchase, all of the Seller's right, title and interest in and to its senior and assisted living facilities and certain other related assets (the "FVE Agreement"). In consideration for the sale of these facilities, FVE agreed, subject to certain conditions, to pay the Seller $45.5 million, approximately $5 million of which has been paid by FVE into escrow as a deposit (the "FVE Deposit").

Each of the parties' respective obligations under the FVE agreement is subject to customary closing conditions. FVE's obligation to close the transaction is subject to a due diligence inspection period ending February 22, 2002, providing FVE with the right to notify the Seller about certain property conditions or defects requiring more than $250,000 to remediate. Upon such notification, the Seller may elect to terminate the FVE Agreement and return the FVE deposit to FVE, or to refund a portion of the escrow deposit or agree to reduce the purchase price, on a dollar-for-dollar basis, by the amount such defect exceeds $250,000. If the Seller elects to terminate the FVE Agreement, FVE may rescind such notice of property defect and continue with the transaction on the previously agreed terms. Further, after the inspection period has expired, if either party should breach the FVE Agreement, the non-breaching party will be entitled to the escrow deposit as liquidated damages, and in the case of the Seller's breach in limited circumstances, FVE may seek specific performance or monetary remedies as liquidated damages.

There can be no assurance whether the transactions contemplated by the FVE Agreement will be consummated or, if consummated, what the exact timing thereof would be.

The Company does not have any current plans to operate or own any other facilities or engage in any other business outside of its relationship with ILM II. Accordingly, upon the liquidation of the Senior Housing Facilities and the resulting termination of the Facilities Lease Agreement, the Company will carry out a plan of liquidation. As a result, the Company changed its basis of accounting, as of August 31, 2001, from the going-concern basis to the liquidation basis. It is currently expected that the Company will have nominal value after payment of its expenses.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the Company make estimates affecting the reported amounts of assets and liabilities, and of revenues and expenses. Key estimates include the estimate of liquidation expenses. Actual results, therefore, could differ from those estimates.

2.    The Facilities Lease Agreement

ILM II Holding (the "Lessor"), a direct subsidiary of ILM II, leases the Senior Housing Facilities to the Company (the "Lessee") pursuant to the Facilities Lease Agreement. Such lease was originally scheduled to expire on December 31, 2000. On August 15, 2000, ILM II caused ILM II Holding to terminate the Facilities Lease Agreement with respect to the Company's 75% leasehold interest in Villa Santa Barbara and sell its interest in the Senior Housing Facility. The Facilities Lease Agreement with respect to the remaining five Senior Housing Facilities has been extended on a month-to-month basis beyond its original expiration date and is expected to continue on a month-to-month basis until it is terminated as a result of the expected sale of the Senior Housing Facilities. The lease is accounted for as an operating lease in the Company's financial statements.

Descriptions of the properties covered by the Facilities Lease Agreement between the Company and ILM II Holding at November 30, 2001, are summarized as follows:

Name	Location	Year Facility Built	Rentable Units (2)	Resident Capacities (2)

The Palms	Fort Myers, FL	1988	205	255
Crown Villa	Omaha, NE	1992	73	73
Overland Park Place	Overland Park, KS	1984	141	153
Rio Las Palmas	Stockton, CA	1988	164	190
The Villa at Riverwood	St. Louis County, MO	1986	120	140

(1)
Rentable units represent the number of apartment units and is a measure commonly used in the real estate industry. Resident capacity equals the number of bedrooms contained within the apartment units and corresponds to measures commonly used in the healthcare industry.

Pursuant to the Facilities Lease Agreement, the Company pays annual base rent for the use of all of the Senior Housing Facilities in the aggregate amount of $3,555,427 per year. The facilities lease is a "triple-net" lease whereby the Lessee pays all operating expenses, governmental taxes and assessments, utility charges and insurance premiums, as well as the costs of all required maintenance, personal property and non-structural repairs in connection with the operation of the Senior Housing Facilities. ILM II Holding, as Lessor, is responsible for all major capital improvements and structural repairs to the Senior Housing Facilities. Also, any fixed assets of the Company at a Senior Housing Facility would remain with the Senior Housing Facility at the termination of the lease. The Company also paid variable rent, on a quarterly basis, for each facility in an amount equal to 40% of the excess of aggregate total revenues for the Senior Housing Facilities, on an annualized basis, over $11,634,000 through August 15, 2000, when Villa Santa Barbara was sold. Effective September 1, 2000, variable rent is payable quarterly in an amount equal to 40% of the excess of the aggregate total revenues over $11,634,000 (excluding Villa Santa Barbara). Variable rent expense was $274,000 and $256,000 for the three-month periods ended November 30, 2001 and November 30, 2000, respectively.

The Company's use of the properties is limited to use as Senior Housing Facilities. The Company has responsibility to obtain and maintain all licenses, certificates and consents needed to use and operate each Senior Housing Facility, and to use and maintain each Senior Housing Facility in compliance with all local board of health and other applicable governmental and insurance regulations. The Senior Housing Facilities located in California, Florida and Kansas are licensed by such states to provide assisted living services. In addition, various health and safety regulations and standards, which are enforced by state and local authorities, apply to the operation of all the Senior Housing Facilities. Violations of such health and safety standards could result in fines, penalties, closure of a Senior Housing Facility, or other sanctions.

The Company retained Capital to be the property manager of the Senior Housing Facilities pursuant to a Management Agreement, which commenced on July 29, 1996. The term of the Management Agreement originally expired on July 29, 2001 but, in November 2000, the term was modified to be coterminous with the Facilities Lease Agreement. As a result, the term of the Management Agreement is currently being extended on a month-to-month basis.

Under the Management Agreement, Capital generally is required to perform all operational functions necessary to operate the Senior Housing Facilities other than certain administrative functions. The functions performed by Capital include periodic reporting to and coordinating with the Company, leasing the individual units in the Senior Housing Facilities, maintaining bank accounts, maintaining books and records, advertising and marketing the Senior Housing Facilities, hiring and supervising on-site personnel, and performing maintenance. Under the terms of the Management Agreement, Capital earns a base management fee equal to 4% of the gross operating revenues of the Senior Housing Facilities, as defined. Capital also earns an incentive management fee equal to 25% of the amount by which the net cash flow of the Senior Housing Facilities, as defined, exceeds a specified base amount. Each August 31, beginning on August 31, 1997, the base amount is increased based on the percentage increase in the Consumer Price Index as well as 15% of Facility expansion costs. ILM II has guaranteed the payment of all fees due to Capital under the terms of the Management Agreement. For the three-month periods ended November 30, 2001, and 2000, Capital earned property management fees from the Company of $153,000 and $208,000.

3.    Related Party Transactions

Jeffry R. Dwyer, Secretary, President and Director of the Company, is a shareholder of Greenberg Traurig, Counsel to the Company and its affiliates since 1997. For the three-month periods ended November 30, 2001 and 2000, Greenberg Traurig earned fees from the Company of $9,000 and $30,000, respectively.

Accounts payable—related party at November 30, 2001, includes $717,000 for base and variable rent due to ILM II Holding, $72,000 in accrued legal fees due to Greenberg Traurig, Counsel to the Company and a related party, and $19,000 in expense reimbursements due. At August 31, 2001, accounts payable—related party primarily includes $353,000 for variable rent due to ILM II Holding.

4.    Legal Proceedings and Contingencies

The Company has pending claims incurred in the normal course of business which, in the opinion of the Company's Board of Directors, will not have a material effect on the financial statements of the Company.

Pending Acquisition Facilities

The Palms at Ft. Myers
Ft. Myers, FL
206 Units

Villa at Redwood
Florissant, MO
120 Units

Rio Las Palmas
Stockton, CA
164 Units

Overland Park Plaza
Overland Park, KS
141 Units

Crown Villa
Omaha, NE
73 Units

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is an estimate (except in the case of the registration fee) of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the offered securities. All such fees and expenses are to be paid by the Company.

Registration Fee Under Securities Act of 1933	$2,660
Blue Sky Fees and Expenses	1,000
American Stock Exchange Listing Fee	17,500
Legal Fees and Expenses	150,000
Accounting Fees and Expenses	200,000
Printing and Engraving	75,000
Distribution Agent, Transfer Agent and Registrar Fees and Expenses	10,000
Miscellaneous Fees and Expenses	43,840

Total:	500,000

Item 14. Indemnification of Directors and Officers

The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) acts committed in bad faith or active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Company's charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

The Company's charter authorizes the Company, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonably expenses in advance of final disposition of a proceeding to (i) any present or former director or officer or (ii) any individual who, while a director and at the Company's request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her status as a present or former director or officer of the Company. The Company's bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity, against any claim or liability to which he may become subject by reason of such status. The Company's charter and bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company. The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which the Company's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The Maryland General Corporation Law permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceedings to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceedings and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the Maryland General Corporation Law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In accordance with the Maryland General Corporation Law, the Company's bylaws require it, as a condition to advancing expenses, to obtain (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company as authorized by the Company's bylaws and (2) a written statement by or on his or her behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have sold the following securities that were not registered under the Securities Act of 1933:

On September 17, 2001, we sold 1,000 shares of our common stock to Senior Housing Properties Trust for $1,000 in connection with our organization under Maryland law.

On January 2, 2002 we issued 125,000 shares of our common stock to each of Barry M. Portnoy and Gerard M. Martin in connection with our acquisition of FSQ, Inc.

No underwriters were used in the foregoing transactions. The sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 for transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement
2.1**	Transaction Agreement, dated December 7, 2001, by and among Senior Housing Properties Trust, certain subsidiaries of Senior Housing Properties Trust party thereto, the Registrant, certain subsidiaries of the Registrant party thereto, FSQ, Inc., Hospitality Properties Trust, HRPT Properties Trust and Reit Management & Research LLC
2.2**	Agreement of Merger, dated December 5, 2001, among the Registrant, FSQ Acquisition, Inc. and FSQ, Inc.
2.3	Sale-Purchase Agreement between ILM II Senior Living, Inc. and ILM II Holding, Inc. and the Registrant, dated January 23, 2002
2.4	First Amendment to Sale-Purchase Agreement among ILM II Senior Living, Inc., ILM II Holding, Inc. and Five Star Quality Care, Inc., dated February 22, 2002

2.5	Second Amendment to Sale-Purchase Agreement among ILM II Senior Living, Inc., ILM II Holding, Inc., and Five Star Quality Care, Inc., dated March 1, 2002
3.1***	Articles of Amendment and Restatement of the Registrant
3.2***	Amended and Restated Bylaws of the Registrant
4.1***	Specimen Certificate for shares of common stock of the Registrant
4.2	Description of Capital Stock of the Registrant (contained in Exhibits 3.1 and 3.2)
5.1	Legal Opinion of Ballard Spahr Andrews & Ingersoll, LLP
10.1***	Stock Purchase Agreement, dated August 9, 2001, among Senior Housing Properties Trust, SNH/CSL Properties Trust, Crestline Capital Corporation and CSL Group, Inc.
10.2****	Amendment to Stock Purchase Agreement, dated November 5, 2001, among Senior Housing Properties Trust, SNH/CSL Properties Trust, Crestline Capital Corporation and CSL Group, Inc.
10.3	Shared Services Agreement, dated January 2, 2002, between the Registrant and Reit Management & Research LLC
10.4	Amendment No. 1 to Shared Services Agreement between the Registrant and Reit Management & Research LLC, dated January 14, 2002
10.5†***	2001 Stock Option and Stock Incentive Plan of the Registrant
10.6*****	Master Lease Agreement, dated December 31, 2001, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and Five Star Quality Care Trust, as Tenant
10.7*****	Guaranty Agreement, dated December 31, 2001, made by the Registrant, as Guarantor, for the benefit of the Landlord under the Master Lease Agreement, dated December 31, 2001, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and Five Star Quality Care Trust, as Tenant
10.8	Pledge of Shares of Beneficial Interest Agreement, dated December 31, 2001, made by the Registrant for the benefit of the Landlord under the Master Lease Agreement, dated December 31, 2001, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and Five Star Quality Care Trust, as Tenant
10.9	Security Agreement, dated December 31, 2001, by and among Five Star Quality Care Trust and the Landlord under the Master Lease Agreement by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and Five Star Quality Care Trust, as Tenant, dated December 31, 2001
10.10*****	Amended Master Lease Agreement, dated January 11, 2002, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and FS Tenant Holding Company Trust and FS Tenant Pool III Trust, as Tenant
10.11*****	Guaranty Agreement, dated January 11, 2002, made by the Registrant, as Guarantor, for the benefit of the Landlord under the Amended Master Lease Agreement, dated January 11, 2002, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and FS Tenant Holding Company Trust and FS Tenant Pool III Trust, as Tenant
10.12	Pledge of Shares of Beneficial Interest Agreement, dated January 11, 2002, made by FSQ, Inc. for the benefit of the Landlord under the Amended Master Lease Agreement, dated January 11, 2002, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and FS Tenant Holding Company Trust and FS Tenant Pool III Trust, as Tenant

10.13	Security Agreement, dated January 11, 2002, by and among FS Tenant Holding Company Trust and the Landlord under the Amended Master Lease Agreement, dated January 11, 2002, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and FS Tenant Holding Company Trust and FS Tenant Pool III Trust, as Tenant
#10.14	Representative Form of Composite Copy of Operating Agreement, as amended through December 31, 2001 between certain subsidiaries of the Registrant and Marriott Senior Living Services, Inc.
#10.15***	Representative Form of Pooling Agreement by and between certain subsidiaries of the Registrant and Marriott Senior Living Services, Inc.
21.1	Subsidiaries of the Registrant
23.1	Consent of Ballard Spahr Andrews & Ingersoll, LLP (contained in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP
23.3	Consent of KPMG LLP
23.4	Consent of Arthur Andersen LLP
23.5	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (contained on page II-6)

*	To be filed by amendment.
**	Incorporated by reference to Senior Housing Properties Trust's Current Report on Form 8-K, dated December 13, 2001.
***	Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-69846.
****	Incorporated by reference to Senior Housing Properties Trust's Current Report on Form 8-K, dated November 5, 2001.
*****	Incorporated by reference to Senior Housing Properties Trust's Current Report on Form 8-K, dated December 31, 2001.
†	Indicates a management contract or a compensatory plan, contract or arrangement.
#	Agreement filed is illustrative of numerous other agreements to which the Registrant is a party.
  (b)
  Financial Statement Schedules:

1.
Schedule II—Valuation and Qualifying Accounts of Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc.

2.
Schedule II—Valuation and Qualifying Accounts of Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network, Inc.)

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

Item 17. Undertakings

        (a)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (b)  The undersigned Registrant hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts, on March 1, 2002.

FIVE STAR QUALITY CARE, INC.
By:	/s/ EVRETT W. BENTON Evrett W. Benton President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated; and each of the undersigned officers and directors of Five Star Quality Care, Inc., hereby severally constitute and appoint Evrett W. Benton, Gerard M. Martin and Barry M. Portnoy to sign for him, and in his name in the capacity indicated below, this registration statement for the purpose of registering equity securities of the Registrant under the Securities Act of 1933, and any and all amendments thereto, and any other registration statement filed by Five Star Quality Care, Inc. pursuant to Rule 462(b) which registers additional amounts of equity securities for the offering or offerings contemplated by this registration statement (a "462(b) Registration Statement"), hereby ratifying and confirming our signatures as they may be signed by our attorneys to this registration statement, any 462(b) Registration Statement and any and all amendments to either thereof.

Signature	Title	Date

/s/ EVRETT W. BENTON Evrett W. Benton	President and Chief Executive Officer	March 1, 2002
/s/ BRUCE J. MACKEY JR. Bruce J. Mackey Jr.	Chief Financial Officer and Treasurer	March 1, 2002
/s/ BARRY M. PORTNOY Barry M. Portnoy	Managing Director	March 1, 2002
/s/ GERARD M. MARTIN Gerard M. Martin	Managing Director	March 1, 2002
/s/ BRUCE M. GANS Bruce M. Gans	Director	March 1, 2002
/s/ JOHN L. HARRINGTON John L. Harrington	Director	March 1, 2002
/s/ ARTHUR G. KOUMANTZELIS Arthur G. Koumantzelis	Director	March 1, 2002

Exhibit index

Exhibit No.	Description

1.1*	Form of Underwriting Agreement
2.1**	Transaction Agreement, dated December 7, 2001, by and among Senior Housing Properties Trust, certain subsidiaries of Senior Housing Properties Trust party thereto, the Registrant, certain subsidiaries of the Registrant party thereto, FSQ, Inc., Hospitality Properties Trust, HRPT Properties Trust and Reit Management & Research LLC
2.2**	Agreement of Merger, dated December 5, 2001, among the Registrant, FSQ Acquisition, Inc. and FSQ, Inc.
2.3	Sale-Purchase Agreement between ILM II Senior Living, Inc. and ILM II Holding, Inc. and the Registrant, dated January 23, 2002
2.4	First Amendment to Sale-Purchase Agreement among ILM II Senior Living, Inc., ILM II Holding, Inc. and Five Star Quality Care, Inc., dated February 22, 2002
2.5	Second Amendment to Sale-Purchase Agreement among ILM II Senior Living, Inc., ILM II Holding, Inc., and Five Star Quality Care, Inc., dated March 1, 2002
3.1***	Articles of Amendment and Restatement of the Registrant
3.2***	Amended and Restated Bylaws of the Registrant
4.1***	Specimen Certificate for shares of common stock of the Registrant
4.2	Description of Capital Stock of the Registrant (contained in Exhibits 3.1 and 3.2)
5.1	Legal Opinion of Ballard Spahr Andrews & Ingersoll, LLP
10.1***	Stock Purchase Agreement, dated August 9, 2001, among Senior Housing Properties Trust, SNH/CSL Properties Trust, Crestline Capital Corporation and CSL Group, Inc.
10.2****	Amendment to Stock Purchase Agreement, dated November 5, 2001, among Senior Housing Properties Trust, SNH/CSL Properties Trust, Crestline Capital Corporation and CSL Group, Inc.
10.3	Shared Services Agreement, dated January 2, 2002, between the Registrant and Reit Management & Research LLC
10.4	Amendment No. 1 to Shared Services Agreement between the Registrant and Reit Management & Research LLC, dated January 14, 2002
10.5†***	2001 Stock Option and Stock Incentive Plan of the Registrant
10.6*****	Master Lease Agreement, dated December 31, 2001, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and Five Star Quality Care Trust, as Tenant
10.7*****	Guaranty Agreement, dated December 31, 2001, made by the Registrant, as Guarantor, for the benefit of the Landlord under the Master Lease Agreement, dated December 31, 2001, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and Five Star Quality Care Trust, as Tenant
10.8	Pledge of Shares of Beneficial Interest Agreement, dated December 31, 2001, made by the Registrant for the benefit of the Landlord under the Master Lease Agreement, dated December 31, 2001, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and Five Star Quality Care Trust, as Tenant
10.9	Security Agreement, dated December 31, 2001, by and among Five Star Quality Care Trust and the Landlord under the Master Lease Agreement by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and Five Star Quality Care Trust, as Tenant, dated December 31, 2001
10.10*****	Amended Master Lease Agreement, dated January 11, 2002, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and FS Tenant Holding Company Trust and FS Tenant Pool III Trust, as Tenant
10.11*****	Guaranty Agreement, dated January 11, 2002, made by the Registrant, as Guarantor, for the benefit of the Landlord under the Amended Master Lease Agreement, dated January 11, 2002, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and FS Tenant Holding Company Trust and FS Tenant Pool III Trust, as Tenant
10.12	Pledge of Shares of Beneficial Interest Agreement, dated January 11, 2002, made by FSQ, Inc. for the benefit of the Landlord under the Amended Master Lease Agreement, dated January 11, 2002, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and FS Tenant Holding Company Trust and FS Tenant Pool III Trust, as Tenant
10.13	Security Agreement, dated January 11, 2002, by and among FS Tenant Holding Company Trust and the Landlord under the Amended Master Lease Agreement, dated January 11, 2002, by and among certain affiliates of Senior Housing Properties Trust, as Landlord, and FS Tenant Holding Company Trust and FS Tenant Pool III Trust, as Tenant
#10.14	Representative Form of Composite Copy of Operating Agreement, as amended through December 13, 2001 between certain subsidiaries of the Registrant and Marriott Senior Living Services, Inc.
#10.15***	Representative Form of Pooling Agreement by and between certain subsidiaries of the Registrant and Marriott Senior Living Services, Inc.
21.1	Subsidiaries of the Registrant
23.1	Consent of Ballard Spahr Andrews & Ingersoll, LLP (contained in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP
23.3	Consent of KPMG LLP
23.4	Consent of Arthur Andersen LLP
23.5	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (contained on page II-7)
*	To be filed by amendment.
**	Incorporated by reference to Senior Housing Properties Trust's Current Report on Form 8-K, dated December 13, 2001.
***	Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-69846.
****	Incorporated by reference to Senior Housing Properties Trust's Current Report on Form 8-K, dated November 5, 2001.
*****	Incorporated by reference to Senior Housing Properties Trust's Current Report on Form 8-K, dated December 31, 2001.
†	Indicates a management contract or a compensatory plan, contract or arrangement.
#	Agreement filed is illustrative of numerous other agreements to which the Registrant is a party.

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Five Star Quality Care, Inc. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET At December 31, 2001 (amounts in thousands, except per share amounts)
Five Star Quality Care, Inc. NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousands, except share and per share amounts)
Five Star Quality Care, Inc. CONSOLIDATED BALANCE SHEETS (amounts in thousands, except share and per share amounts )
Five Star Quality Care, Inc. CONSOLIDATED STATEMENTS OF OPERATIONS (amounts in thousands, except per share amounts)
Five Star Quality Care, Inc. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY For the year ended December 31, 2001 and the period April 27, 2000 (Inception) through December 31, 2000 (amounts in thousands, except share amounts)
Five Star Quality Care, Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (amounts in thousands)
Five Star Quality Care, Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001 (amounts in thousands, except per share amounts)
Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. COMBINED BALANCE SHEETS (Note 1) December 31, 2000 and 1999 (Dollars in thousands)
Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. COMBINED STATEMENTS OF OPERATIONS (Note 1) Years ended December 31, 2000 and 1999 (Dollars in thousands)
Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. COMBINED STATEMENTS OF CHANGES IN NET EQUITY (DEFICIT) OF PARENT COMPANY (Note 1) Years ended December 31, 2000 and 1999 (Dollars in thousands)
Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. COMBINED STATEMENTS OF CASH FLOWS (Note 1) Years ended December 31, 2000 and 1999 (Dollars in thousands)
Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. NOTES TO COMBINED FINANCIAL STATEMENTS December 31, 2000 and 1999 (Dollars in thousands)
Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS For the years ended December 31, 2000 and 1999 (dollars in thousands)
Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000) COMBINED BALANCE SHEETS (Dollars in thousands)
Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000) COMBINED STATEMENTS OF OPERATIONS (Dollars in thousands)
Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000) COMBINED STATEMENTS OF DIVISIONAL EQUITY (DEFICIT) (Dollars in thousands) Years ended December 31, 2000 and 1999
Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000) COMBINED STATEMENTS OF CASH FLOWS (Dollars in thousands)
Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000) NOTES TO COMBINED FINANCIAL STATEMENTS
Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network) (Debtor in Possession as of January 20, 2000) SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS Years ended December 31, 2000 and 1999 (dollars in thousands)
CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust CONSOLIDATED BALANCE SHEETS December 28, 2001 and December 29, 2000 (in thousands)
CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust CONSOLIDATED STATEMENTS OF OPERATIONS Fiscal Years Ended December 28, 2001, December 29, 2000 and December 31, 1999 (in thousands)
CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust CONSOLIDATED STATEMENTS OF EQUITY Fiscal Years Ended December 28, 2001, December 29, 2000 and December 31, 1999 (in thousands)
CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust CONSOLIDATED STATEMENTS OF CASH FLOWS Fiscal Years Ended December 28, 2001, December 29, 2000 and December 31, 1999 (in thousands)
CSL Group, Inc. and Subsidiaries as Partitioned for Sale to SNH/CSL Properties Trust NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ILM II Senior Living, Inc. CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION August 31, 2001 (LIQUIDATION BASIS) (Dollars in thousands, except per share data)
ILM II Senior Living, Inc. CONSOLIDATED BALANCE SHEET August 31, 2000 (GOING-CONCERN BASIS) (Dollars in thousands, except per share data)
ILM II Senior Living, Inc. CONSOLIDATED STATEMENTS OF INCOME (In Liquidation as of August 31, 2001) For the years ended August 31, 2001, 2000, and 1999 (Dollars in thousands, except per share data)
ILM II Senior Living, Inc. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (In Liquidation as of August 31, 2001) For the years ended August 31, 2001, 2000 and 1999 (Dollars in thousands, except per share data)
ILM II Senior Living, Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (In Liquidation as of August 31, 2001) For the years ended August 31, 2001, 2000, and 1999 (In thousands)
ILM II Senior Living, Inc. NOTES TO FINANCIAL STATEMENTS
ILM II Lease Corporation REPORT OF INDEPENDENT ACCOUNTANTS
ILM II Lease Corporation REPORT INDEPENDENT AUDITORS
ILM II Lease Corporation STATEMENT OF NET ASSETS IN LIQUIDATION (LIQUIDATION BASIS) August 31, 2001 (Dollars in thousands, except per share data)
ILM II Lease Corporation BALANCE SHEET AUGUST 31, 2000 (GOING-CONCERN BASIS) (Dollars in thousands, except per share data)
ILM II Lease Corporation STATEMENTS OF OPERATIONS (IN LIQUIDATION AS OF AUGUST 31, 2001) For the years ended August 31, 2001, 2000 and 1999 (Dollars in thousands, except per share data)
ILM II Lease Corporation STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (IN LIQUIDATION AS OF AUGUST 31, 2001) For the years ended August 31, 2001, 2000 and 1999 (Dollars in thousands, except per share data)
ILM II Lease Corporation STATEMENTS OF CASH FLOWS (IN LIQUIDATION AS OF AUGUST 31, 2001) For the years ended August 31, 2001, 2000 and 1999 (In thousands)
ILM II Lease Corporation NOTES TO FINANCIAL STATEMENTS
ILM II Senior Living, Inc. CONSOLIDATED STATEMENTS OF NET ASSETS IN LIQUIDATION (Liquidation Basis) November 30, 2001 (Unaudited) and August 31, 2001 (Dollars in thousands, except per share data)
ILM II Senior Living, Inc. CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION (Liquidation Basis) For the three months ended November 30, 2001 (Unaudited) (Dollars in thousands, except per share data)
ILM II Senior Living, Inc. CONSOLIDATED STATEMENT OF INCOME (Going Concern Basis) For the three months ended November 30, 2000 (Unaudited) (Dollars in thousands, except per share data)
ILM Senior Living, Inc. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Going Concern Basis) For the three months ended November 30, 2000 (Unaudited) (Dollars in thousands, except per share data)
ILM II Senior Living, Inc. CONSOLIDATED STATEMENT OF CASH FLOWS (Going Concern Basis) For the three months ended November 30, 2000 (Unaudited) (Dollars in thousands)
ILM II Senior Living, Inc. NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
ILM II Lease Corporation STATEMENTS OF NET ASSETS IN LIQUIDATION (Liquidation Basis) November 30, 2001 (Unaudited) and August 31, 2001 (Dollars in thousands, except per share data)
ILM II Lease Corporation STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION (Liquidation Basis) For the three months ended November 30, 2001 (Unaudited) (Dollars in thousands, except per share data)
ILM II Lease Corporation STATEMENT OF OPERATIONS (Going Concern Basis) For the three months ended November 30, 2000 (Unaudited) (Dollars in thousands, except per share data)
ILM II Lease Corporation STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Going Concern Basis) For the three months ended November 30, 2000 (Unaudited) (Dollars in thousands, except per share data)
ILM II Lease Corporation STATEMENT OF CASH FLOWS (Going Concern Basis) For the three months ended November 30, 2000 (Unaudited) (Dollars in thousands)
ILM II Lease Corporation NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
  Part II
  Signatures
  Exhibit index